SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Circular mailed to holders of the Registrant’s Ordinary Shares on April 6, 2005, relating to the notice of the Registrant’s annual general meeting, proposed general mandates to issue and repurchase shares, proposed continuing connected transactions and proposed amendments to the Registrant’s articles of association.

Exhibit 99.2:	Form of proxy mailed to holders of the Registrant’s Ordinary Shares on April 6, 2005.

Exhibit 99.3:	Hong Kong annual report of the Registrant for the year ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: April 11, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Circular mailed to holders of the Registrant’s Ordinary Shares on April 6, 2005, relating to the notice of the Registrant’s annual general meeting, proposed general mandates to issue and repurchase shares, proposed continuing connected transactions and proposed amendments to the Registrant’s articles of association.

Exhibit 99.2:	Form of proxy mailed to holders of the Registrant’s Ordinary Shares on April 6, 2005.

Exhibit 99.3:	Hong Kong annual report of the Registrant for the year ended December 31, 2004.

Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Semiconductor Manufacturing International Corporation (the “Company”), you should at once hand this circular and the accompanying form of proxy and the Annual Report and Accounts of the Company to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

NOTICE OF ANNUAL GENERAL MEETING

PROPOSED GENERAL MANDATES TO ISSUE AND

REPURCHASE SHARES

PROPOSED CONTINUING CONNECTED TRANSACTIONS

AND

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Independent financial adviser to the Independent Shareholders

                    A subsidiary of ICBC

The notice convening the annual general meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Friday, 6th May, 2005 at 3:00 p.m. is contained in this circular. Shareholders are advised to read the notice and to complete and return the enclosed form of proxy for use at the annual general meeting in accordance with the instructions printed thereon.

Whether you are able to attend the annual general meeting or not, please complete and return the enclosed form of proxy to the branch share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 46th Floor, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. The completion and delivery of a form of proxy will not preclude you from attending and voting at the annual general meeting in person. Only shareholders of record on 6th May, 2005 are entitled to attend and vote at the annual general meeting.

*	for identification purpose only

CONTENTS

Page
Definitions	1–2

Letter from the Chairman	3–11

Appendix I — Explanatory Statement	12–14

Appendix II — Letter from ICEA Capital Limited	15–20

Appendix III — Additional Information	21–24

Notice of Annual General Meeting	25–32

— i —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2004 Annual Report”	means the annual report of the Company for the year ended 31st December, 2004

“AGM”	means the annual general meeting of the Company to be convened and held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Friday, 6th May, 2005 at 3:00 p.m.

“Articles of Association”	means the Ninth Amended and Restated Articles of Association of the Company adopted by special resolution passed at the Extraordinary General Meeting of the members of the Company held on 28th January, 2004

“Associates”	has the same meaning given to it by the Listing Rules

“Company”	means Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability

“Director(s)”	means the board of directors of the Company

“Group”	means the Company and its subsidiaries

“HK$”	means Hong Kong Dollars, the lawful currency of Hong Kong Special Administrative Region of the People’s Republic of China

“Independent Shareholders”	means shareholders of the Company other than the Directors, chief executive officers of the Company and their respective Associates

“Latest Practicable Date”	means 29th March, 2005, being the latest practicable date prior to the printing of this circular

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“New Issue Mandate”	means a general and unconditional mandate proposed to be granted to the Directors to exercise all powers of the Company to allot and issue Shares set out as resolution no. 4 in the Notice

“Notice”	means the notice convening the AGM

“Repurchase Mandate”	means a general and unconditional mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares of the Company set out as resolution no. 5 in the Notice

“SFO”	the Securities and Future Ordinance, Chapter 571 of the laws of Hong Kong

“Share(s)”	means ordinary share(s) of par value of US$0.0004 each in the capital of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Takeover Code”	means the Hong Kong Code on Takeovers and Mergers

“United States” or “U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	means US Dollars, the lawful currency of the United States of America

“%”	per cent.

LETTER FROM THE CHAIRMAN

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

Executive Director:	Registered Office:
Richard R. Chang (Chairman)	P. O. Box 309GT
Ugland House
Non-Executive Director:	George Town
Cai Lai Xing	Grand Cayman
Fang Yao (alternate to Cai Lai Xing)	Cayman Islands

Independent Non-Executive Directors:	Principal Place of Business:
Ta-Lin Hsu	18 Zhangjiang Road
Yen-Pong Jou	Pudong New Area
Tsuyoshi Kawanishi	Shanghai 201203
Henry Shaw	People’s Republic of China
Lip-Bu Tan
Yang Yuan Wang

6th April, 2005

To shareholders of the Company

Dear Sir or Madam,

NOTICE OF ANNUAL GENERAL MEETING

PROPOSED GENERAL MANDATES TO ISSUE AND

REPURCHASE SHARES

PROPOSED CONTINUING CONNECTED TRANSACTIONS

AND

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The AGM will be held on Friday, 6th May, 2005 at 3:00 p.m.. The Notice is set out in this document, and a proxy form and the 2004 Annual Report and Accounts of the Company for the year ended 31st December, 2004, accompany this circular. Details of the resolutions to be proposed at the AGM are set out in the Notice.

*	for identification purpose only

RE-ELECTION OF DIRECTORS

Two Directors, Richard R. Chang and Henry Shaw, whose appointments as Directors took effect on 3rd April, 2000 and 25th September, 2001 respectively and who were designated as Class I Directors, will retire from office at the AGM pursuant to Article 90 of the Articles of Association, and will both offer themselves for re-election. The details of these Directors are as follows:

Richard R. Chang, aged 57, founded the Company in April 2000 and was appointed President and Chief Executive Officer of the Company with effect from 3rd April, 2000 and was appointed as Chairman with effect from 18th March, 2004. Dr. Chang may be re-elected for a term of three years at the AGM in accordance with Article 90 of the Articles of Association.

Dr. Chang is a director of each of Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (AT) Corporation and Semiconductor Manufacturing International (Tianjin) Corporation. Dr. Chang has over 26 years of semiconductor experience in foundry operations, wafer fabrication and research and development. From 1998 to 1999, Dr. Chang was President of Worldwide Semiconductor Manufacturing Corp., or WSMC, after joining the company in 1997. Prior to joining WSMC, Dr. Chang worked for 20 years at Texas Instruments Incorporated, where he helped build and manage the technology development and operations of ten semiconductor fabs and integrated circuit operations in the United States, Japan, Singapore, Italy and Taiwan.

Dr. Chang received a PhD in Electrical Engineering from Southern Methodist University and a master’s degree in Engineering Science from the State University of New York.

In December 2003, Dr. Chang was selected by the China Center of Information Development as one of the ten “China IT Economic People of 2003” for his role in influencing and contributing to the development of China’s information technology industry. In February 2004, Dr. Chang received The Magnolia Silver Award, which is generally recognized as the highest award an individual may receive from the Shanghai Municipal Foreign Affairs Office. The award recognizes Dr. Chang’s contributions to Shanghai’s economy, social development and interchange and cooperation with foreign companies.

As at the Latest Practicable Date, Dr. Chang was interested in 70,880,000 Shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the “Model Code”).

Dr. Chang is not related to any Director, senior management or substantial or controlling shareholder of the Company.

Information about Dr. Chang’s emoluments is set out in the Annual Report and Accounts of the Company for the year ended 31st December, 2004.

Henry Shaw, aged 51, was appointed non-executive director of the Company with effect from 25 September, 2001 and was appointed as independent non-executive director of the Company with effect from 18th March, 2004. Mr. Shaw may be re-elected for a term of three years at the AGM in accordance with Article 90 of the Articles of Association.

Mr. Shaw is the Senior Partner of AsiaVest Partners TCW/YKY Ltd. Prior to joining AsiaVest Partners, Mr. Shaw was a Vice President at Transpac Capital Pte. Ltd. and founded and served as Chief Financial Officer of Mosel Vitelic Inc. Mr. Shaw serves on the board of directors of InterVideo, Inc.

Mr. Shaw received a master’s degree in Business Administration from National Cheng-Chi University in Taiwan.

As at the Latest Practicable Date, Mr. Shaw was interested in 500,000 Shares in the Company within the meaning of Part XV of the SFO as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Mr. Shaw is not related to any Director, senior management or substantial or controlling shareholder of the Company.

As an independent non-executive Director, Mr. Shaw has not entered into any service contract with the Company.

GENERAL MANDATES TO ISSUE AND PURCHASE SHARES

Prior to the global share offer of the Company last year, the shareholders in the Company passed resolutions granting general mandates to the Directors to issue and purchase Shares in the Company. These general mandates will lapse at the conclusion of the AGM. Resolutions will therefore be proposed at the AGM to renew the grant of these general mandates. The relevant resolutions, in summary, are:

•	an ordinary resolution to give the Directors a general and unconditional mandate to allot, issue, grant, distribute and otherwise deal with additional Shares, not exceeding 20% of the Company’s issued share capital as at the date of the resolution (as adjusted in accordance with the resolution), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution);

•	an ordinary resolution to give the Directors a general and unconditional mandate to exercise all the powers of the Company to purchase an amount of Shares in the Company not exceeding 10% of the Company’s issued share capital as at the date of the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution); and

•	conditional on the passing of the resolutions to grant the New Issue Mandate and the Repurchase Mandate, an ordinary resolution to authorize the Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional Shares in the Company under the New Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

As at the Latest Practicable Date, the Company had in issue an aggregate of 18,234,949,173 Shares. Subject to the passing of resolution no. 4 in relation to the New Issue Mandate and in accordance with the terms therein, the Company would be allowed to issue additional Shares of up to the aggregate amount of a maximum of 3,646,989,834 Shares on the basis that no further Shares will be issued or repurchased prior to the AGM.

The full text of these (and other) resolutions is set out in the Notice in this circular. In addition, and as required under the Listing Rules, an explanatory statement providing the requisite information regarding the Repurchase Mandate is set out in Appendix I to this circular.

PROPOSED CONTINUING CONNECTED TRANSACTIONS

Article 156 of the Company’s Articles of Association provides (amongst others) that the Company may indemnify any person who is made a party to any action, suit or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the Company’s request as a director, officer, employee or agent of the Company at another entity, subject to certain limitations and applicable conditions.

The Company recognizes the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks.

The Company desires to attract and retain the services of highly qualified individuals to serve the Company and, in part, in order to induce such individuals to continue to provide services to the Company, the Company wishes to provide for the indemnification and advancing of expenses to its directors as permitted by law and the Listing Rules.

On 18th March, 2004, the date of the initial public offering (“IPO”) of the Company, the Company has entered into an indemnification agreement (the “Indemnification Agreement”) with each director whose appointment as director took effect immediately upon the IPO (the “IPO Directors”), whereby the Company has agreed to (amongst others) indemnify the IPO Directors in respect of liability arising from their capacity as directors of the Company. Details on the nature and scope of the indemnity given by the Company pursuant to the Indemnification Agreement were disclosed in the Company’s prospectus issued on 8th March, 2004 for the purpose of the IPO.

Pursuant to the Indemnification Agreement, the Company will be obliged to indemnify each of its directors and chief executive officers, to the fullest extent permitted by law, against all costs, charges, expenses, liabilities, losses and obligations incurred in connection with any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation which might lead to any of the foregoing (an “Applicable Claim”) by reason of or arising out of any event or occurrence relating to the fact that he is or was a director or chief executive officer of the Company, or any of the Company’s subsidiaries, or is or was serving at the Company’s request at another corporation or enterprise, or by reason of any activity or inactivity while serving in such capacity (an “Indemnifiable Event”). The Company’s obligation to indemnify its directors or chief executive officers pursuant to the Indemnification Agreement is subject to certain exceptions and limitations set out therein. In particular, there is a provision which provides that the Indemnification Agreement will be in force to the extent permitted by certain applicable laws, including Cayman Islands law. The Company understands that as a matter of public policy in the Cayman Islands, an indemnity from the Company in favour of its directors is not likely to be enforceable to the extent it is in respect of criminality, breach of fiduciary duties and, possibly, recklessness.

Under the Indemnification Agreement, payments of each claim will be reviewed by any competent person or body consisting of a member or members of the board of Directors (“Board”) or any other person or body appointed by the Directors who is not a party to the particular claim for which the indemnitee is seeking indemnification or Independent Legal Counsel (as defined below) appointed or approved by the Directors in accordance with the Indemnification Agreement (an “Independent Reviewing Party”) to ensure such claim is permitted under applicable laws, including

Cayman Islands law. The Directors will ensure the appointed Independent Reviewing Party will have the necessary professional knowledge to review each claim. “Independent Legal Counsel” shall mean an attorney or firm of attorneys, selected in accordance with the provisions of the Indemnification Agreement, who shall not have otherwise performed services for the Company or party seeking indemnification within the last three years (other than with respect to matters concerning the rights of the party seeking indemnification under the Indemnification Agreement, or of other indemnities under similar indemnity agreements). Under the terms of the Indemnification Agreement, a party will not be selected as the Independent Reviewing Party with respect to a claim if there exist any conflict of interests between the Company and such party with respect to such claim. If the indemnitee is a Director, such Director shall abstain from voting on the resolution in respect of the appointment of the Independent Reviewing Party. After reviewing the claim, the appointed Independent Reviewing Party will make a determination (in the form of a written opinion, in any case in which Independent Legal Counsel is involved) to the Company as to whether and to what extent the Applicable Claims would be permitted under applicable law.

For the year ended 31st December 2004, no payment was made to any of the Company’s directors under the Indemnification Agreement.

In order to reflect the new requirements under Rules 14A.35 of the Listing Rules to set a term of no longer than 3 years and a maximum aggregate annual value for each connected transaction (as defined under the Listing Rules) (the “Requirements”), the Company proposes to amend the form of Indemnification Agreement (the “New Agreement”) so as to comply with the Requirements and to enter into the New Agreement with each of its existing and future directors and chief executive officers. The New Agreement will supersede any Indemnification Agreement which the Company has previously entered into with any existing directors.

The Articles of Association permit the appointment of directors so that the total number of directors (exclusive of alternate directors) shall not at any time exceed the number fixed in accordance with the Articles of Association. Under the Articles of Association, the number of directors shall be nine or such other number as shall be fixed by the board of directors from time to time.

The terms of the New Agreement are the same as the Indemnification Agreement, except that the New Agreement will be subject to a term of three years and an Annual Cap (as defined and described below).

The Company has obtained directors’ and officers’ liability insurance (the “D&O Insurance”). The current limit of liability under the D&O Insurance is US$20,000,000 per annum for claims against the Company’s directors and officers.

Under Rule 14A.11(1) of the Listing Rules, a director or chief executive officer of the Company is considered a connected person of the Company. The entering into of the New Agreement by the Company with any of its existing and future directors and chief executive officers would constitute connected transaction (the “Continuing Connected Transactions”) under the Listing Rules. Accordingly, under Chapter 14A of the Listing Rules the Company would normally be required to:

1.	seek Independent Shareholders’ approval of the New Agreement;

2.	disclose specified information relating to the New Agreement by way of shareholders’ circular and announcement;

3.	obtain and disclose in the shareholders’ circular an independent expert’s opinion as to whether the terms of the New Agreement are fair and reasonable so far as the Company’s shareholders are concerned;

4.	publish specified information relating to the New Agreement in the Company’s subsequent published annual report and accounts for the financial years which the Company enters into the New Agreement with the directors and chief executive officers or makes any payment thereunder;

5.	fix a period for the New Agreement, which except in special circumstances, must not exceed three years; and

6.	set a maximum aggregate annual value on a specified basis in respect of the New Agreement.

Subject to obtaining Independent Shareholders’ approval of the Continuing Connected Transactions, the Company will comply with the requirements under Chapter 14A of the Listing Rules. In relation to requirement no. 2 above, this circular serves as the disclosure required, and the disclosures regarding all New Agreements entered into between the Company and its existing and future directors and chief executive officers (if shareholders’ approval is received) will be made pursuant to requirement no. 4 above for three years from the date of the Independent Shareholders’ approval. In relation to requirement no. 5 above, the New Agreement is expected to take effect upon execution and will continue in effect with respect to Applicable Claims relating to Indemnifiable Events for a term of three years commencing on the date of the Independent Shareholders’ approval of the Continuing Connected Transaction. With regards to requirement no. 6 above, the Company proposes to set for the New Agreement a maximum aggregate annual value of US$20,000,000, provided that the Company’s liability to indemnify a particular director or chief executive officer shall not exceed the amount payable in respect of such director or officer under the D&O Insurance (“Annual Cap”). The Annual Cap was determined by reference to the limit of liability under the D&O Insurance which the Company has obtained for its directors and officers. The current limit of liability under the D&O Insurance is US$20,000,000 per annum for claims against the Company’s directors in offices. It is intended that any payment made by the Company to a particular director or chief executive officer under the New Agreement for an Applicable Claim in respect of an Indemnifiable Event will be covered by the D&O Insurance. If the D&O Insurance does not cover any amount for any particular Applicable Claim in respect of any Indemnifiable Event, the Company will not be liable to make up for that amount which is not covered by the D&O Insurance. In the event that the limit of liability under the D&O Insurance exceeds US$20,000,000 per annum for claims against the Company’s directors in offices, the Company will re-comply with the Listing Rules, in particular, it will make a further announcement and seek independent shareholders’ approval of the new maximum aggregate annual value of the New Agreement.

The Company will seek the approval of the Independent Shareholders of the New Agreement and the Annual Cap in relation to the Continuing Connected Transactions on the following conditions:

(a)	The Annual Cap will not exceed US$20,000,000 (approximately HK$156,000,000) provided that the Company’s liability to indemnify a particular director or chief executive officer shall not exceed the amount payable to such director or chief executive officer under the D&O Insurance.

(b) (i)	The Continuing Connected Transactions will be entered into in the usual and ordinary course of businesses of the Company and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to the Company than terms available to independent third parties; and

(ii)	The Continuing Connected Transactions will be entered into in accordance with the New Agreement and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

(c)	Brief details of the Continuing Connected Transactions will be disclosed in each of the Company’s successive annual report (except for the next annual report to be issued on 6 April 2005 as it will be issued before the Company obtains Independent Shareholders’ approval for the Continuing Connected Transactions), each accompanied with a statement of opinion of the independent non-executive Directors in such manner as referred to in paragraph (d) below.

(d)	The independent non-executive Directors will review annually the Continuing Connected Transactions, and they will confirm in the Company’s annual report for the financial year in question that such Continuing Connected Transactions under their review were conducted in the manner as stated in paragraphs (a) and (b) above.

(e)	The auditors of the Company will review annually the Continuing Connected Transactions, and confirm in a letter to the Company’s board of directors (the “Board”) (a copy of which letter will be provided to the Stock Exchange at least 10 business days prior to the bulk printing of the annual report of the Company) in respect of each relevant period, during which the Continuing Connected Transactions were conducted, stating that:

(i)	the Continuing Connected Transactions have been approved by the Board;

(ii)	the Continuing Connected Transactions have been entered into in accordance with the terms of the New Agreement; and

(iii)	the Continuing Connected Transactions have not exceeded the Annual Cap,

and where for whatever reasons, if the auditors of the Company decline to accept the engagement or are unable to provide the auditors’ letter, the Board will contact the Listing Division of the Stock Exchange immediately.

(f)	The Company will provide auditors of the Company with full access to the relevant records of the Continuing Connected Transactions for the purpose of auditors’ review as referred to in paragraph (e) above.

(g)	The Company will comply with the applicable provisions of the Listing Rules governing connected transactions (including prompt notification of the Stock Exchange and publication of an announcement in newspapers) or will apply for waiver from strict compliance with the relevant requirements in the event that the Annual Cap of the Continuing Connected Transactions is exceeded, or there is any material amendment to the terms of the Continuing Connected Transactions.

At the AGM, it will be proposed, by way of ordinary resolution (resolution no. 7, the full text of which is set out in the Notice in this circular), that the New Agreement, the Continuing Connected Transactions contemplated thereunder and the Annual Cap in respect of the New Agreement be approved. Each of the Directors and chief executive officer (and their Associates) who holds voting shares in the Company, shall have to abstain from voting on resolution no. 7 at the AGM pursuant to the Listing Rules.

As all of the Directors have an interest in the proposed Continuing Connected Transactions, no independent board committee can be formed to advise the Independent Shareholders in relation to the proposed Continuing Connected Transactions. An independent financial adviser has been appointed to advise the Independent Shareholders in relation to the proposed Continuing Connected Transactions.

ICEA Capital Limited, the independent financial adviser, has been appointed to advise the Independent Shareholders. Your attention is drawn to the letter from ICEA Capital Limited set out in Appendix II to this circular.

Your attention is also drawn to the additional information set out in Appendix III to this circular.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

At the AGM, it will also be proposed, by way of special resolution (resolution no. 8, the full text of which is set out in the Notice in this circular), that the Articles of Association be amended to reflect the amendments to Appendix 3 to the Listing Rules which came into effect on 31st March, 2004 (which Appendix stipulates certain provisions as being required to be included in the articles of association of listed companies) and certain other matters.

The aforementioned special resolution to amend the Articles of Association also proposes that the tenth amended and restated articles of association of the Company (the “New Articles”), which consolidates all the proposed amendments to the Articles of Association, be adopted in substitution for the Articles of Association. A copy of the New Articles (with another marked-up copy to show the changes) is available for inspection during normal business hours at Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 46th Floor, 183 Queen’s Road East, Wanchai, Hong Kong from the date of this circular up to and including the date of the AGM and at the AGM.

PROCEDURE BY WHICH A POLL MAY BE DEMANDED

Under the Articles of Association, at any general meeting, on a show of hands every shareholder present in person shall have one vote and on a poll every shareholder present in person or by proxy shall have one vote for every Share he holds. Subject to the Listing Rules, a resolution put to the vote of a meeting shall be decided on a show of hands unless a poll is demanded when, or before, the chairman of the meeting declares the result of the show of hands. A poll may be demanded by:

•	the chairman of the meeting;

•	at least five shareholders present at the meeting in person or by proxy who are entitled to vote; or

•	one or more shareholders present at the meeting (including proxies) who are (or represent members who are) entitled to vote and who have between them at least 10% of the total votes of all shareholders who have the right to attend and vote at the meeting.

The vote to be taken to approve the proposed resolution relating to the Continuing Connected Transactions (resolution no. 7, the full text of which is set out in the Notice in this circular) is required by the Listing Rules to be taken on a poll.

A form of proxy for the AGM is enclosed with this circular. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 46th Floor, 183 Queen’s Road East, Wanchai, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the meeting. The completion of a form of proxy will not preclude you from attending and voting at the meeting in person.

RECOMMENDATION

The Directors are of the opinion that the proposed resolutions nos. 1 to 6 (inclusive), and 8 set out in the Notice are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend shareholders to vote in favour of the proposed resolutions nos. 1 to 6 (inclusive), and 8.

In relation to the proposed resolution no. 7, the Directors will draw the Independent Shareholders’ attention to the recommendation of the Company’s independent financial adviser, ICEA Capital Limited, set out in Appendix II to this circular.

Yours faithfully,
On behalf of the Board of Directors
Richard R. Chang
Chairman

APPENDIX I	EXPLANATORY STATEMENT

This is an explanatory statement given to all shareholders of the Company relating to a resolution (the “Resolution”) to be considered, and if thought fit, passed by shareholders of the Company at the AGM authorizing the Repurchase Mandate.

LISTING RULES

This explanatory statement contains the information required by the Listing Rules, which provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the Company to make such repurchases or by specific approval in relation to specific transactions.

Any repurchase would be made out of funds which are legally available for the purpose in accordance with the Company’s constitutive documents and the applicable laws and regulations of the Cayman Islands.

It is proposed that the Repurchase Mandate will authorize the repurchase by the Company of up to 10% of the Shares in issue as at the date of passing the Resolution. As at the Latest Practicable Date, being the latest practicable date for determining such figure before the printing of this document, the authorized share capital of the Company is US$22,000,000 consisting of 50,000,000,000 Shares with a par value of US$0.0004 each and 5,000,000,000 undesignated preference shares with a par value of US$0.0004 per share and the number of Shares in issue was 18,234,949,173, representing a paid-up share capital of US$7,293,979.66. On the basis of the 18,234,949,173 Shares in issue (and assuming no Shares will be issued or repurchased after the Latest Practicable Date and up to the date of passing the Resolution), the Company would be authorized under the Repurchase Mandate to repurchase a maximum of 1,823,494,917 Shares (being 10% of the Shares in issue) during the period in which the Repurchase Mandate remains in force. Any Shares repurchased pursuant to the Repurchase Mandate must be fully paid-up.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to purchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings (in each case on a per Share basis) and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the Company’s 2004 Annual Report and Accounts for the year ended 31st December, 2004) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing level which in the opinion of the Directors is from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors, to the best of their knowledge having made all reasonable enquiries, any of their Associates has any present intention, in the event that the Repurchase Mandate is approved by shareholders of the Company, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to sell any of the Shares held by him to the Company, in the event that the Repurchase Mandate is authorized.

UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws and regulations of the Cayman Islands.

SHARE PRICES

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

	Highest	Lowest
	(HK$)	(HK$)
2004
March 18*–March 31	2.47	2.12
April	2.50	1.82
May	1.99	1.58
June	1.92	1.60
July	1.69	1.48
August	1.68	1.47
September	1.67	1.51
October	1.87	1.57
November	1.95	1.64
December	1.97	1.63

2005
January	1.50	1.47
February	1.77	1.53
March**	1.64	1.48

*	The date of the initial public offering of the Company.
**	Up to and including the Latest Practicable Date.

No purchase of Shares has been made by the Company on the Stock Exchange in the six months immediately preceding the Latest Practicable Date. In the six months preceding the Latest Practicable Date, the Company has repurchased Shares from its employees pursuant to the Company’s 2001 Stock Plan, 2001 Regulation S Stock Plan, 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan, particulars of which are provided as follows:

Repurchase date	Number of Shares purchased	Price per share or highest price paid per Share	Lowest price paid per Share	Purchase price
		HK$	HK$	HK$
07/10/2004	100,000	0.8657		86,570.00
20/10/2004	315,000	0.8657		272,695.50
22/10/2004	400,000	0.8657		346,280.00
31/10/2004	725,000	0.8657		627,632.50
18/11/2004	365,000	0.8657		315,980.50
16/12/2004	4,275,000	0.8657	0.0390	187,392.50
6/1/2005	780,000	0.8657	0.0857	293,046.00
8/2/2005	460,000	0.0857	0.0390	19,574.50
28/2/2005	398,000	0.8657	0.0857	263,740.60
Total number of shares repurchased between 29th September, 2004 and 29th March, 2005	7,818,000			2,412,912.10

EFFECT OF THE TAKEOVER CODE

If as a result of a repurchase of securities of the Company, the proportionate interest in the voting rights of the Company of a shareholder increases, such increase will be treated as an acquisition for the purposes of the Takeover Code. Accordingly, a shareholder, or a group of shareholders acting in concert, depending on the level of increase of the shareholders’ interest, could obtain or consolidate control of the Company and become obliged to made a mandatory offer in accordance with Rule 26 of the Takeover Code.

As at the Latest Practicable Date, Shanghai Industrial Investment (Holdings) Company Limited (“Shanghai Industrial”) was directly and/or indirectly interested in an aggregate of 1,841,417,477 Shares in long position and 4,794,491 Shares in short position, representing approximately 10.10% and 0.026% of the issued share capital of the Company respectively. Based on such interest and assuming that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, the interest of Shanghai Industrial will be increased to 11.22% (in long position) and 0.029% (in short position) of the issued share capital of the Company. In this regard, as at the Latest Practicable Date, the Directors are not aware of the consequences of such increase or as a result of the repurchase of Shares that will result in Shanghai Industrial becoming obliged to make a mandatory offer under Rule 26 of the Takeover Code. As at the Latest Practicable Date, 83.64% of the issued share capital of the Company was held in public hands. Based on such percentage of shareholding and assuming that no further Shares are issued or repurchased prior to the AGM and in the event that the Directors exercise in full the power to repurchase securities of the Company under the proposed Repurchase Mandate, 81.82% of the issued share capital of the Company will be held in public hands. The Directors have no present intention to exercise the proposed Repurchase Mandate to such extent as will trigger the obligations under the Takeover Code to make a mandatory offer or if the repurchase will result in less than 25% of the issued share capital of the Company being held in public hands.

APPENDIX II	LETTER FROM ICEA CAPITAL LIMITED

The following is the text of the letter of advice to the Independent Shareholders from ICEA Capital Limited regarding the New Agreement and the Continuing Connected Transactions for the purpose of incorporation in this circular.

6th April, 2005

To the independent shareholders of

Semiconductor Manufacturing International Corporation

Dear Sirs,

PROPOSED CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our engagement as independent financial adviser to advise the Independent Shareholders with respect to the New Agreement and the continuing connected transactions contemplated thereunder (the “Continuing Connected Transactions”). This letter has been prepared for inclusion in the circular dated 6th April, 2005 (the “Circular”) issued to the shareholders of the Company and capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

The Company proposes to enter into the New Agreement with each of its existing and future directors and chief executive officers of the Company. Under Rule 14A.11(1) of the Listing Rules, a director or chief executive officer of the Company is considered a connected person of the Company, therefore, the entering into of the New Agreement by the Company with each of its existing and future directors and chief executive officers would constitute non-exempt continuing connected transactions under the Listing Rules and is subject to the reporting and announcement requirements and approval by independent shareholders under the Listing Rules.

As the independent non-executive Directors will be parties to the New Agreement, none of the independent non-executive Directors are considered to be independent for the purpose of giving advice or recommendation to the Independent Shareholders in relation to the New Agreement and the Continuing Connected Transactions contemplated thereunder. In this regard, the Company is not able to form an independent board committee to advise the Independent Shareholders on the terms and conditions of the New Agreement and the Continuing Connected Transactions contemplated thereunder.

We, ICEA Capital Limited, have been retained as the independent financial adviser to advise the Independent Shareholders as to whether or not the terms of the New Agreement and the Continuing Connected Transactions contemplated thereunder, are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

In formulating our opinion with regard to the New Agreement and the Continuing Connected Transactions, we have reviewed, amongst other things, the Circular, the New Agreement, and the liabilities insurance policy for the Company’s directors and officers. We considered information, given in writing and orally, by the Directors, the Company’s legal advisors, and the management of the Company. We also reviewed such research studies and publicly available information as we deemed necessary. We have relied, without assuming any responsibility for independent verification, on the information and facts about the New Agreement and the Continuing Connected Transactions supplied to us by the Company and have assumed that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular are true, accurate, and complete in all material respects as of the date hereof and have relied upon them.

We have been advised by the Directors that no material facts have been omitted from the information provided and referred to in the Circular and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and the representations provided to us by the Directors. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice.

This letter is for the information of the Independent Shareholders solely in connection with their consideration of the New Agreement and the Continuing Connected Transactions and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

ICEA Capital Limited is a deemed licensed corporation authorised to carry out regulated activities of dealing in securities, advising on securities and corporate finance and asset management under the SFO. ICEA Capital Limited and its affiliates, whose ordinary business involves the trading of, dealing in and the holding of securities, may be involved in the trading of, dealing in, and the holding of the securities of the Company for client accounts.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the New Agreement and the Continuing Connected Transactions, we have taken into consideration the following principal factors and reasons. Our conclusions are based on the results of all the analyses taken as a whole.

Reasons for the Continuing Connected Transactions

A. Principal business of the Company

The Company is one of the leading semiconductor foundries in the world. As a foundry, the Company provides integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron technologies. In addition to IC manufacturing, the Company provides customers with a full range of services, including design services, mask manufacturing and wafer probe test.

The Company is listed on the Stock Exchange and the New York Stock Exchange, Inc..

B. Reasons for and benefits of the Continuing Connected Transactions

We have considered the reasons for the Continuing Connected Transactions as highlighted in the Letter from the Chairman and we have noted the following:

•	Article 156 of the Company’s Articles of Association provides (amongst others) that the Company may indemnify any person who is made a party to any action, suit or proceeding by reason of the fact that the person is or was a director of the Company, or is or was serving at the Company’s request at another entity, subject to certain limitations and applicable conditions.

•	The Company recognizes the substantial increase in corporate litigation in general, subjecting directors, officers, employees, agents and fiduciaries to expensive litigation risks.

•	The Company desires to attract and retain the services of highly qualified individuals to serve the Company and, in part, in order to induce such individuals to continue to provide services to the Company, the Company wishes to provide for the indemnification and advancing of expenses to its directors and chief executive officers to the maximum extent permitted by law and the Listing Rules.

We note from the Company’s prospectus dated 8th March, 2004 and the Company’s interim report for the six months ended 30th June, 2004 that apart from the settled litigation with Taiwan Semiconductor Manufacturing Company Ltd., the Company is a party to various claims and legal proceedings. We are of the view that the Company is operating in a competitive environment with intense competition from global competitors, cyclical risk associated with semiconductor industry, pressure of timely introduction of new technologies and various litigation risks, it will be in the interest of the Company and shareholders of the Company as a whole to attract and retain high quality personnel to work for the Company to improve the performance of the Company. As sound financial performance of the Company depends on capable management, we consider retaining high quality personnel will enhance the value of the Shares. Through the New Agreement, directors and chief executive officers can exercise their authority without unreasonable fear of monetary liability and with a reasonable degree of creativity and initiative. We also note that it is a common practice in the United States that company enters into indemnification agreement with its directors and chief executive officers (as described below). Hence, we consider that the Continuing Connected Transactions will increase the Company’s ability to attract and retain high quality personnel to work for the Company, and hence enhance the value of the Share, therefore, are in the interest of the Company and the shareholders of the Company as a whole.

C. Principal Terms of the New Agreement

We note that pursuant to the New Agreement, the Company will be obliged to indemnify each of its directors and chief executive officers, to the fullest extent permitted by law, against all costs, charges, expenses, liabilities, losses and obligations incurred in connection with an Applicable Claim in respect of an Indemnifiable Event. The Company’s obligation to indemnify its directors and chief executive officers pursuant to the New Agreement is subject to certain exceptions and limitations set out therein.

We also note that the New Agreement will in effect for a term of three years, and the Company proposes to set for each of the New Agreement a maximum aggregate annual value of US$20,000,000 (approximately HK$156,000,000 or such other maximum amount which the D&O Insurance will cover from time to time, provided that the Company’s liability to indemnify a particular director or chief executive officer shall not exceed the amount payable in respect of such director or chief executive officer under the D&O Insurance.

We note from the Company’s prospectus dated 8th March, 2004 that Cayman Islands law restricts the Company from indemnifying chief executive officers and directors that are contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). We have reviewed the New Agreement and note that the New Agreement has specifically included a clause that the New Agreement will be in force to the extent permitted by certain applicable laws, including Cayman Islands law. We understand that, as a matter of public policy in the Cayman Islands, an indemnity from the Company in favour of its directors and chief executive officers is not likely to be enforceable to the extent it is in respect of criminality, breach of fiduciary duties and possibly, recklessness. As the Company is incorporated in the Cayman Islands and the New Agreement will be in force to the extent permitted by Cayman Islands law, an Independent Reviewing Party (as described below) will assess each claim to the extent permitted by Cayman Islands law. We are of the opinion that the New Agreement will be effective to the extent that the New Agreement will not indemnify the directors or chief executive officers as a result of criminality, breach of fiduciary duties and recklessness. In a logical extension, directors or chief executive officers will be indemnified under the New Agreement in so far they are acting in good faith and in a manner believed to be in the best interest of the Company and the shareholders of the Company as a whole.

We refer to an article from Corporate Governance Advisor, titled “Review the board’s indemnification coverage” published in December 2004, the Securities and Exchange Commission of the United States has taken the position that director indemnification is permitted to the extent the indemnification do not violate public policy. We note the New Agreement will not be enforceable if they are contrary to public policy. Therefore, we consider the New Agreement is comparable to the practices in the United States.

We also note from the New Agreement that each claim will be reviewed by a competent person or body consisting of a member or members of the board of Directors (“Board”) or any other person or body appointed by the board who is not a party to the particular claim for which the indemnitee is seeking indemnification or Independent Legal Counsel (as defined below) appointed or approved by the Directors in accordance with the New Agreement (an “Independent Reviewing Party”) to ensure such claim is permitted under applicable laws, including Cayman Islands law. We understand from the Company that the board will ensure the appointed Independent Reviewing Party will have the necessary professional knowledge to review each claim, “Independent Legal Counsel” shall mean an attorney or firm of attorneys, selected in accordance with the provisions of the New Agreement, who shall not have otherwise performed services for the Company or party seeking indemnification within the last three years (other than with respect to matters concerning the rights of the party seeking indemnification under the New Agreement, or of other indemnities under similar indemnity agreements). Under the terms of the New Agreement, a party will not be selected as the Independent Reviewing Party with respect to a claim if there exist any conflict of interests between the Company and such party with respect to such claim. We understand from the Company that, if the indemnitee is a Director, such Director shall abstain from voting on the resolution in respect of the appointment of the Independent Reviewing Party. After reviewing the claims, the appointed Independent Reviewing Party will make a determination (in the form of a written opinion, in any case in which Independent Legal Counsel is involved) to the Company as to whether and to what extent the Applicable Claims would be permitted under applicable law. We consider the appointment of an Independent Reviewing Party to advise the Company with respect to each Applicable Claim to be an additional safeguard to prevent the conflict of interest that the directors may have in approving their own right to indemnification. The Independent Reviewing Party shall assess each claim independently, which will reduce the financial exposure of the Company to unnecessary claims and thus can protect the interests of the Company and the shareholders of the Company as a whole.

Based on the foregoing, we are of the view that the terms of the New Agreement are fair and reasonable in so far as the Independent Shareholders are concerned.

D. Common Practice

We have conducted a research on the internet, including the website of Securities and Exchange Commission of the United States, we note that there are a number of companies listed in the United States, including Apple Computer Inc., Google Inc., and Walt Disney Company, which have entered into agreements with directors that are of similar nature to the New Agreement. Therefore, we consider the New Agreement represents a normal commercial arrangement which is a common practice in the United States.

Referring to an article published in Forbes magazine in February 2005 titled “How directors can shield themselves”, we note that it is common in the United States that competent personnel will ensure liability protection before accepting directorship. The article further mentioned that liabilities insurances and director indemnification agreements are key provisions to reduce risks of directors.

We also refer to an article published by a law firm in the United States titled “Indemnification: Who pays the bill when a director or officer is sued” published in September 2003, it stated that it is common for a corporation to provide directors and officers indemnification to the fullest extent permitted by law. The article also stated that indemnifications can encourage capable people to serve as directors or officers by eliminating the fear that they will be personally liable for costs incurred to defend their honesty and integrity while serving as a director of officer of the corporation.

Taking into consideration the litigation risks of being directors or chief executive officers of the Company, various claims and legal proceedings of the Company, we consider the entering into the New Agreement by the Company with its directors and chief executive officers is in the interest of the Company and shareholders of the Company as a whole.

E. Annual Cap for the Continuing Connected Transactions

Set out below is a summary of the Annual Cap for the New Agreement and the basis of determining the Annual Cap:

New Agreement	Annual Cap	Basis of determination of the Annual Cap
The Company’s maximum annual liability to indemnify a particular director or chief executive officer in relation to an Applicable Claim relating to an Indemnifiable Event.	US$20,000,000 (approximately HK$156,000,000). In the event that the limit of liability under the D&O Insurance exceeds US$20,000,000, the Company will re-comply with the Listing Rules, in particular, it will make a further announcement and seek shareholders’ approval of the new maximum aggregate annual value of the New Agreement.	The Annual Cap was determined based on the limit of liability under the D&O Insurance obtained by the Company for its directors and chief executive officers. The current limit of liability under the D&O Insurance is US$20,000,000 per annum for all claims against all of the Company’s directors and officers. It is intended that any payment made by the Company to a particular director or chief executive officer under the New Agreement for an Applicable Claim in respect of an Indemnifiable Event will be covered by the D&O Insurance.

We are of the view that the above basis of determining the Annual Cap to be fair and reasonable to the Company and shareholders of the Company as a whole.

OPINION

Having considered the above principal factors and reasons and the terms of the New Agreement, we consider that the terms of the New Agreement are on normal commercial terms and the entering into of the New Agreement is in the ordinary and usual course of business, fair and reasonable so far as the interests of the Independent Shareholders are concerned and are in the interests of the Company and shareholders of the Company as a whole. Accordingly, we advise the Independent Shareholders to vote in favour of the ordinary resolution numbered 7 as detailed in the Notice set out at the end of the Circular.

Yours faithfully,
For and on behalf of
ICEA Capital Limited
Gary S K Sik
Managing Director

APPENDIX III	ADDITIONAL INFORMATION

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) Directors’ interests

Save as disclosed below, as at the Latest Practicable Date, none of the Directors had any interests or short positions in the Shares, underlying Shares and debentures of the Company or any associated company (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Board Member	Nature of Interest	Number of Shares	Percentage of Aggregate Interests to Total Issued Share Capital
Richard R. Chang	Personal Interest(1)	29,790,000
	Personal Interest(2)	100,000
	Corporate Interest(3)	20,000,000
	Interest of Spouse	9,790,000
	Interest of Child under 18	11,200,000

Total		70,880,000	0.39%

Ta-Lin Hsu	Corporate Interest(4)	15,300,010
	Personal Interest(5)	500,000

Total		15,800,010	0.087%

Yen-Pong Jou	Personal Interest(5)	500,000	0.0027%

Tsuyoshi Kawanishi	Personal Interest(5)	500,000
	Personal Interest(6)	1,500,000

Total		2,000,000	0.011%

Henry Shaw	Personal Interest(5)	500,000	0.0027%

Lip-Bu Tan	Personal Interest(5)	500,000	0.0027%

Yang Yuan Wang	Personal Interest(5)	500,000	0.0027%

Notes:

1.	Pursuant to a Charitable Pledge Agreement dated 1st December, 2003, Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Donors”) have pledged to transfer 10,000,000 of such Shares as a charitable gift to The Richard and Scarlett Chang Family Foundation, a Delaware nonprofit nonstock corporation organized exclusively for religious, charitable, scientific, literary and education purposes within the meaning of Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended, such transfer to be made in full at or prior to the death of the surviving Donor.
2.	Richard R. Chang has been granted an option to purchase 100,000 Shares, if fully exercised. As at the Latest Practicable Date, the option has not been exercised.
3.	These Ordinary Shares are held by Jade Capital Company, LLC, a Delaware limited liability company (the “LLC”), of which Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Members”), are the sole members. It is the current intent of the Members that all or a portion of the net income of the LLC be used for philanthropic purposes, including but not limited to contributions to charitable organizations that are tax-exempt under Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended.
4.	Ta-Lin Hsu has a controlling interest in AP3 Co-Investment Partners, LDC, which holds 15,300,010 Shares.
5.	Each independent non-executive Director and non-executive Director was granted an option to purchase 500,000 Shares, if fully exercised. As at the Latest Practicable Date, these options have not been exercised. Lai Xing Cai has advised the Company that he will decline such option.
6.	Tsuyoshi Kawanishi has been granted options to purchase an aggregate of 1,500,000 Shares, if fully exercised. As at the Latest Practicable Date, these options have not been exercised.

The shareholdings set forth above excludes Shares beneficially owned by entities affiliated with the Directors. Each of the Directors disclaims beneficial ownership of the Shares beneficially owned by such affiliated entity, except to the extent of such Director’s pecuniary interest therein as disclosed above.

(b) Substantial shareholders

Save as disclosed below, the Directors are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying Shares of the Company which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company and its subsidiaries:

Name of Shareholder	Number of Shares Owned	Percentage Owned
Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”)	1,814,991,340 (long position)(1)	9.95% (long position)
	9,816,457 (long position)(2)	0.054% (long position)
	16,609,680 (long position) and 4,794,491 (short position)(3)	0.091% (long position) 0.026% (short position)
Total:	1,841,417,477 (long position) and 4,794,491 (short position)	10.10% (long position) 0.026% (short position)

Blessington Services Limited(4)	1,051,493,250	5.77%

Notes:

(1)	All such shares are held by S. I. Technology Production Holdings Limited (“SITPHL”) which is wholly-owned by Shanghai Industrial Holdings Limited (“SIHL”).

In addition, subsidiaries of SIIC namely, SIIC Treasury (B.V.I.) Limited, SIIC Capital (B.V.I.) Limited, Shanghai Investment Holdings Limited, Shanghai Industrial Investment Treasury Company Limited, SIIC CM Development Limited, SIIC CM Development Funds Limited, and Eternal Success Holdings Limited, are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of SIHL. By virtue of the SFO, SIIC and its subsidiaries namely, Shanghai Investment Holdings Limited and Shanghai Industrial Investment Treasury Company Limited are deemed to be interested in the 1,814,991,340 Shares held by SITPHL. The Company’s Directors, Lai Xing Cai and his alternate director, Yao Fang, are chairman and executive director of SIHL respectively. It is the Company’s understanding that voting and investment control over the Ordinary Shares beneficially owned by SIHL are maintained by the board of directors of SIHL.

(2)	All such Shares are held by SIIC CM Development Funds Limited which is in turn jointly owned by SIIC CM Development Limited and Eternal Success Holdings Limited (each holding 50%) and which are in turn wholly-owned subsidiaries of SIIC.
(3)	All such Shares are held by SIIC Treasury (B.V.I.) Limited which is wholly-owned by SIIC.
(4)	Consists of 195,594,250 Shares registered in the name of Homer Investment Holdings Ltd., 171,179,800 Shares registered in the name of Asset Success Investments Limited, 171,179,800 Shares registered in the name of Easy Street Investments Limited, 171,179,800 Shares registered in the name of Seaboard Investments Limited, 171,179,800 Shares registered in the name of Visible Profit Investments Limited and 171,179,800 Shares registered in the name of Whole Gain Investments Limited. The Company’s Director, Yen-Pong Jou, is a director of each of these entities, all of which are wholly owned subsidiaries of Blessington Services Limited. Blessington Services Limited is accustomed to act in accordance with the instructions from the directors of its shareholder, Deutsche International Corporation Services Limited, which currently holds 84% of the shareholding in Blessington Services Limited.

MATERIAL CHANGES

As at the Latest Practicable Date and save as previously announced by the Company, the Directors were not aware of any material adverse changes in the financial and trading position of the Group since 31st December 2004, the date of the latest published audited accounts of the Group.

DIRECTORS’ INTEREST IN SERVICE CONTRACTS

None of the Directors has entered into a service contract with any member of the Group (excluding contracts expiring or determinable within one year without payment of compensation (other than statutory compensation)).

OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(a)	none of the Directors had any direct or indirect interest in any assets which have been, since the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group; and

(b)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which contract or arrangement is subsisting as at the date of this circular and which is significant in relation to the business of the Group.

EXPERT AND CONSENT

The following is the qualification of the expert who has given an opinion or advice which is contained in this circular:

Name	Qualification
ICEA Capital Limited	a deemed licensed corporation authorised to carry out regulated activities of dealing in securities, advising on securities and corporate finance and asset management under the SFO

ICEA Capital Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

ICEA Capital Limited is not beneficially interested in the share capital of any member of the Group nor has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the New Agreement will be available for inspection at Computershare Hong Kong Investor Services Limited, at Hopewell Centre, 46th Floor, 183 Queen’s Road East, Wanchai, Hong Kong during normal business hours on any weekday, excluding public holidays, from the date of this circular up to and including the date of the AGM.

NOTICE OF ANNUAL GENERAL MEETING

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (“AGM”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held on Friday, 6th May, 2005 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 3 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31st December, 2004.

2.	To re-elect retiring directors (“Directors”) and authorize the board of directors of the Company (the “Board of Directors”) to fix their remuneration.

3.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company and authorize the Audit Committee of the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

4.	“THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i)	a Rights Issue; or

*	for identification purpose only

(ii)	any option scheme or similar arrangement for the time being adopted for the grant or issue to the directors and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Company’s 2004 Stock Option Plan, 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan; or

(iii)	the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv)	any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time, shall not exceed the aggregate of:

(a)	twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 4; and

(b)	(if the Board of Directors is so authorized by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 4 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 4), and the said approval shall be limited accordingly; and

(C)	for the purpose of this Resolution 4:

(i)	“Relevant Period” means the period from (and including) the date of passing this Resolution 4 until the earlier of:

(a)	the conclusion of the next Annual General Meeting of the Company;

(b)	the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c)	the revocation or variation of the authority given under this Resolution 4 by an ordinary resolution of the shareholders of the Company in a general meeting;

(ii)	“Rights Issue” means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

5.	“THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Hong Kong Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 5, and the said approval shall be limited accordingly; and

(C)	for the purpose of this Resolution 5:

(i)	“Relevant Period” means the period from (and including) the passing of this Resolution 5 until the earlier of:

(a)	the conclusion of the next Annual General Meeting of the Company;

(b)	the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c)	the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in general meeting; and

(ii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

6.	“THAT, conditional on the passing of Resolutions 4 and 5, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 4 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 4, be and is hereby approved and authorized.”

7.	“THAT,

(A)	the New Agreement (as defined in the circular of the Company (“Circular”) dated 6th April, 2005), a copy of which is tabled at the meeting and marked “A” and initialled by the chairman of the meeting for identification purpose, and the transactions contemplated thereunder between the Company and all of its existing and future directors and chief executive officers be and are hereby approved;

(B)	the proposed Annual Cap (as defined in the Circular) in relation to the Continuing Connected Transactions (as defined in the Circular), being a maximum aggregate annual value of US$20,000,000, provided that the Company’s liability to indemnify a particular director or chief executive officer shall not exceed the amount payable in respect of such director or chief executive officer under the D&O Insurance (as defined in the Circular) be and is hereby approved; and

(C)	any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, or ancillary to or in connection with the matters contemplated in or relating to the New Agreement and/or the Continuing Connected Transactions (as defined in the Circular) as he may consider necessary, desirable or expedient.”

8.	To consider and, if thought fit, to pass with or without modification the following special resolution:

“THAT:

(A)	the existing articles of association of the Company be and are hereby amended in the manner as follows:

(i)	by replacing all reference to “Companies Law (2003 Revision)” with “Companies Law (Revised)”;

(ii)	by deleting the word “Ninth” in the third line of the heading of the Articles of Association and replacing with the word “Tenth”;

(iii)	Article 1 — by deleting the definition of “written” and “in writing” in Article 1 in its entirety;

(iv)	Article 38:

•	by deleting the second sentence in Article 38 starting with the words “The Company shall serve a repurchase notice” and ending with the words “being the repurchase date”;

•	by deleting the words “the date of repurchase shall be the date specified in the repurchase notice” in the seventh line of Article 38;

•	by deleting the words “as specified in the repurchase notice” in the eighth line of Article 38; and

•	by inserting the words “provided however, that such repurchase transactions shall be in accordance with applicable law, rules and regulations” at the end of Article 38;

(v)	Article 57:

•	by deleting the words “such Register of Members shall be so closed for at least ten (10) days immediately preceding such meeting and” from Article 57 and replacing with a “, “; and

•	by inserting the words “last day of the relevant” immediately before and the word “period” immediately after the word “closure” on the ninth line of Article 57;

(vi)	Article 58 — by deleting the words “nor less than ten (10)” from Article 58;

(vii)	Article 68.6:

•	by deleting the words “not less than seven (7) days prior to the date of such annual general meeting” immediately after the words “offices of the Company” on the third line of Article 68.6;

•	by deleting the words “not less than seven (7) days prior to the date of such extraordinary general meeting” immediately after the words “executive office of the Company” on the tenth line of Article 68.6 and replacing with a “, “; and

•	by adding the following sentence at the end of Article 68.6:

“The period for lodgment of the notices by a Member referred to in this Article shall commence no earlier than the day after the dispatch of the notice of the meeting appointed for such election and end no later than 7 days prior to the date of such meeting and shall be for a minimum period of seven (7) days”;

(viii)	Article 77 — by inserting the following sentence at the end of Article 77:

“Where the Company has knowledge that any Member is, under the rules of the Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.”;

(ix)	Article 98:

•	by inserting the words “(or any of their associates (as defined under the Exchange Rules)” after “one or more of the Company’s Directors” on the second and fifth line; and

•	by inserting the words “(such “disinterested Directors” shall not include a Director whose associate(s) (as defined under the Exchange Rules) has a material interest in any such contract, transaction or loan)” at the end of the third sentence;

(x)	Article 117 by inserting the words “Notice of at least fourteen (14) days shall be given to each Director and alternate Director for any regular Board meeting.” immediately after the first sentence;

(xi)	Article 118 — by deleting the first sentence of Article 118 in its entirety and replacing with the following sentence:

“The quorum necessary for the transaction of the business of the Board shall be established if two (2) Directors, of whom at least one shall be executive Director, are present in person or by proxy provided always that if there shall at any time be only a sole Director in office, the quorum shall be one.”;

(xii)	Article 123 — by inserting the following sentences at the end of existing Article 123:

“However, a person appointed as a proxy pursuant to this Article shall have no right to attend a meeting of the Board or vote thereat unless (i) such person is himself a Director or (ii) the chairman of that meeting (the “relevant chairman”) is satisfied that (a) such person has entered into an agreement with the Company pursuant to which he has given appropriate undertakings with regard to the Company’s confidential information and such other matters as the relevant chairman shall determine and (b) it is appropriate for such person to attend the meeting. A proxy (unless he is a Director in his own right) shall have no right to speak at a meeting of the Board unless permitted to do so generally or on a specific occasion by the relevant chairman. A proxy shall produce all such evidence as the relevant chairman may reasonably require to demonstrate his appointment as proxy for a Director in respect of the meeting.”;

(xiii)	Article 147A — by inserting the following paragraph as new Article 147A:

“147A. The requirement to send to a person such documents as referred to in these Articles under the heading of “BOOKS OF ACCOUNT” shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the Exchange Rules, the Company publishes copies of the documents referred to in Article 146 and, if applicable, a summary financial report complying with Article 147, on the Company’s computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed to treat the publication or receipt of such documents in such manner as discharging the Company’s obligation to send to him a copy of such documents.”; and

(xiv)	Article 152.2 — by deleting the words “received on the fifth day (not including Saturdays or Sundays or public holidays) following the day” from Article 152.2 and replacing with the words “received on the day following that”.

(B)	subject to resolution 8A above being passed, the tenth amended and restated articles of association of the Company, consolidating all changes referred to in resolution 8A above be and is hereby adopted .”

By Order of the Board
Anne Wai Yui Chen
Company Secretary

Hong Kong, 6th April, 2005

Principal place of business:

18 Zhangjiang Road

Pudong New Area

Shanghai 201203

People’s Republic of China

Registered Office:

P. O. Box 309 GT

Ugland House, George Town

Grand Cayman

Cayman Islands

Members of the Board:

Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint more than one proxy to attend and vote instead of him. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s registrar, Computershare Hong Kong Investor Services Limited, Hopewell Centre, 46th Floor, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company’s registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.	The register of members of the Company will be closed from 26th day of April, 2005 to 6th day of May, 2005 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 6th May, 2005, the record date for the AGM, will be entitled to attend and vote at the AGM.

4.	In relation to Resolution 2, two Directors, Richard R. Chang and Henry Shaw who were appointed with effect from 3rd April, 2000 and 25th September, 2001 respectively, will retire from office at the meeting pursuant to Article 90 of the Company’s Articles of Association, and will offer themselves for re-election.

5.	In relation to Resolution 5, an explanatory statement (as required by the Listing Rules) is set out in Appendix I to the circular containing this notice.

6.	By Resolutions 4 and 6, approval is being sought from members, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 5, as more particularly described in Resolutions 4 to 6.

7.	By Resolution 7, approval is being sought from members of non-exempt continuing connected transactions in relation to indemnification agreement proposed to be entered into by the Company and each of its existing and future directors and chief executive officers. A letter from the Company’s independent financial adviser, ICEA Capital Limited, to shareholders (as required by the Listing Rules) is set out in Appendix II to the circular dated 6th April, 2005 containing the full text of this notice.

8.	The special resolution set out in the above notice (Resolution 8) will be proposed to amend the Articles of Association of the Company to reflect the amendments to Appendix 3 of the Listing Rules which came into effect on 31st March, 2004 (which Appendix stipulates certain provisions as being required to be included in the articles of association of listed companies) and to deal with certain other matters.

9.	The Articles of Association adopted by the Company and delivered to (and registered by) the Cayman Registrar of Companies and Hong Kong Companies Registry are in the English language. Accordingly, the special resolution set out in the above notice (Resolution 8) will, if passed, be passed in the English language. The translation into the Chinese language of the above notice (including the special resolution) in the Chinese version of the circular is for information only.

Exhibit 99.2

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING

TO BE HELD ON FRIDAY, 6TH MAY, 2005

I/We (Note 1)                                                                                        of                                                                                                                                                                                                                                                                                     being the registered holder(s) of (note 2)                                          shares, par value of US$0.0004 each, in the capital of SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION (the “Company”), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or (notes 3 to 5, inclusive)                                                                                                                                                                                                      of _________________________________________________________________________________ to act as my/our proxy to attend and vote for me/us at the Annual General Meeting of the Company to be held at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China on Friday, 6th May, 2005 at 3 : 00 pm and at any adjournment thereof (and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company (note 6).

I/We wish my/our proxy to vote as indicated below in respect of the resolution to be proposed at the meeting. Please indicate how you wish your vote(s) to be cast on a poll by ticking the appropriate box next to each resolution. (note 7)

	ORDINARY RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31st December, 2004.	☐	☐
2.	(A) To re-elect Richard R. Chang as Director of the Company.	☐	☐
	(B) To re-elect Henry Shaw as Director of the Company.	☐	☐
	(C) To authorize the Board of Directors to fix their remuneration.	☐	☐
3.	To re-appoint Deloitte Touche Tohmatsu as Auditors and authorize the Audit Committee of the Board of Directors to fix their remuneration.	☐	☐
4.	To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company at the date of this Resolution (as adjusted).#	☐	☐
5.	To grant a general mandate to the Board of Directors to repurchase shares of the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution.#	☐	☐
6.	Conditional on the passing of Resolutions 4 and 5, to authorize the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company.#	☐	☐
7.	(A) To approve the new indemnification agreement (“New Agreement”) proposed to be entered into between the Company and each of its existing and future directors and chief executive officer.#	☐	☐
	(B) To approve the proposed Annual Cap (as defined in the circular dated 6 April, 2005 (“Circular”)) in relation to the Continuing Connected Transactions (as defined in the Circular).#	☐	☐
	(C) To approve the Continuing Connected Transactions contemplated under the New Agreement.#	☐	☐
SPECIAL RESOLUTION
8.	To amend the Articles of Association of the Company.#	☐	☐

Dated this day of , 2005	Shareholder’s signature (note 8)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The name of all joint holders should be stated.
2.	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3.	Please insert the name and address in BLOCK CAPITALS of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.
4.	If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint proxies to attend instead of you and to vote on your behalf on a poll.
5.	You are entitled to appoint a proxy of your own choice. As a matter of law, you have the right to appoint separate proxies to represent respectively such number of the shares you hold as you may specify in this proxy form.
6.	The person appointed as proxy may exercise all the rights conferred on proxies under law, regulation or the Articles of Association of the Company.
7.	Please indicate how you wish your vote(s) to be cast on a poll by ticking the appropriate box next to each resolution. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK THE BOX MARKED “FOR” BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK THE BOX MARKED “AGAINST” BESIDE THE APPROPRIATE RESOLUTION. Failure to complete any or all boxes will entitle your proxy to cast his votes on the relevant resolution at his discretion. Your proxy will also be entitled to vote or abstain from voting at his discretion on other business (including amendments to resolutions which may be properly put to the meeting).
8.	The instrument appointing a proxy shall (unless otherwise agreed by the Board of Directors pursuant to the Company’s Articles of Association) be in writing and shall be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorized in that behalf.
9.	Where there are joint registered holders of any share, any one of such person may sign this proxy form and vote at any meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. The vote of the senior joint registered holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint registered holders and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.
10.	To be valid, this form of proxy, together with the power of attorney or other authority relied on to sign it, if any, under which it is signed or a notarially certified copy thereof (except for a power of attorney which has already been registered with the Company), must be completed and deposited at the Company’s Hong Kong share registrars, Computershare Hong Kong Investor Services Limited at Hopewell Centre, 46th Floor, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjourned meeting thereof (as the case may be) or 24 hours before a poll is taken, if a poll is not taken on the same day as the meeting or adjourned meeting.
11.	Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting if you so wish.
12.	The proxy need not be a member of the Company but must attend the meeting in person to represent you.
13.	ANY ALTERATION MADE IN THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

*	For identification purposes only
#	The full text of the Resolution is set out in the Notice of Annual General Meeting.

Exhibit 99.3

中芯國際集成電路製造有限公司*

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

中芯

2004 Annual Report

*For identification purposes only

Semiconductior Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

2004 Annual Report

* For identification purposes only

Contents

Investor Relations	2

Chairman Statement	3

Business Review	7

Management’s Discussion and Analysis of Financial Condition and Results of Operation	11

Directors and Senior Management	21

Report of the Directors	26

Corporate Governance	53

Report of Independent Registered Public Accounting Firm	57

Consolidated Statements of Operations	58

Consolidated Balance Sheets	60

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)	62

Consolidated Statements of Cash Flows	63

Notes to the Financial Statements	66

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identity forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown. Uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely water acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations

CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International Corporation (the “Company”)

Chinese name (for identification purposes only)

Registered office	PO Box 309 GT Ugland House George Town Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road Pudong New Area Shanghai 201203 PRC

Place of business in Hong Kong registered under Part XI of the Companies Ordinance	904, Tower B Queen’s Garden 9 Old Peak Road Hong Kong

Website address	http://www.smics.com

Company secretary	Anne Wai Yui Chen

Authorized representatives	Richard R. Chang Anne Wai Yui Chen

Places of listing	Stock Exchange of Hong Kong New York Stock Exchange

Stock code	0981 (HKSE) SMI (NYSE)

FINANCIAL CALENDAR

Announcement of 2004 results	March 29, 2005

Book Closure Period	April 26, 2005 to May 6, 2005

Annual General Meeting	May 6, 2005

Financial year end	December 31

Chairman Statement

Dear Shareholders,

2004 was a headline year for SMIC! In March 2004, we completed our initial public offering on the Stock Exchange of Hong Kong and the New York Stock Exchange, in which we raised over US$1 billion. We have continued our expansion plan and by the end of the year, became the third largest foundry in the world.

Sales and Marketing

We are very pleased to have achieved revenues of US$974.7 million in 2004, representing a 166% increase over last year. Taking advantage of the continuing trend by integrated device manufacturers (“IDMs”) of outsourcing their chip fabrication for complex and high performance devices to semiconductor foundries, we continued to gain market share in the foundry industry. According to IC Insights, a leading IC industry market research company, we increased our market share by approximately 3% in 2004, the largest increase among all of the world’s foundries. We achieved this growth by offering our leading edge technology offerings and world-class customer service to a balanced customer portfolio of IDMs and fabless companies.

Another key factor to our growth has been the rapid development of the semiconductor industry in China. We currently have over 50 customers from the Greater China region, all of which are either design houses or fabless companies. Five of these are among the ten largest fabless companies in China based on their revenues in 2004, according to the China Center for Information Industry Development. Sales from the Greater China region increased to over 10% in 2004 from less than 2% in 2003.

The potential growth of this region is exacerbated when considering that many of our China-based customers initially begin their product development at more mature technologies, such as 0.35 micron process technology. In August 2004, we successfully developed a 0.18 micron high voltage device and process technology specifically targeted for these customers. We are working closely with our customers to implement this technology within their product offerings, which will enable them to reap economies of scale at the lower technology nodes. As the entire supply chain infrastructure in China for integrated circuits develops further, we aim to generate approximately 15% of our total sales from the Greater China region by the end of 2005, by capitalizing on the rapid growth of domestic fabless semiconductor companies and IC design houses.

Technology Offerings and Manufacturing Capability

We have increased our research and development to develop process technologies at a wide range of nodes. We have successfully developed and qualified our first SRAM memory device using our internally developed 90 nanometer process technology, which is currently the world’s most advanced technology node in mass production. We are scheduling to begin to offer 90 nanometer process technology for logic devices by the end of 2005.

In July 2004, we commenced pilot production at Fab 4 — our first 12-inch fab and also the first 12-inch fab in China. Fab 4 will initially produce advanced high-speed low power 512Mb DDR2 DRAM using 0.11 micron and 0.10 micron manufacturing processes. Fab 6, which is our 300mm copper interconnect wafer fab also located in Beijing, China, will supplement Fab 4’s production of logic products at advanced process technology nodes down to 90 nanometer towards the end of the year.

Increased Capacity and Capital Expenditure

At the end of 2004, our monthly capacity totaled 120,417 8-inch wafer equivalents. In 2005, we intend to continue to increase our capacity, in order to meet the demands of our customers. We anticipate that by the end of 2005, our monthly capacity will be 147,000 8-inch wafer equivalents.

We plan to fund our 2005 capital expenditures of approximately US$1 billion through operating cash flows and additional bank loans. We are working closely with our banks on the latter and would like to thank them for their continued support of SMIC. If necessary, we will also explore other forms of external financing, such as offerings of non-convertible debt securities. In light of the cyclical nature of the semiconductor industry, we will continue to study the market trends closely and formulate suitable expansion strategies in order to best serve our customers and maximize returns for our shareholders.

Additional Business Opportunities

Building on our first mover advantage in China, we intend to leverage our position as one of China’s leading semiconductor manufacturers to participate in strategic investments. In July 2004, we entered into an agreement with Toppan Printing Co., Ltd. to form a joint venture located in Shanghai, China named Toppan SMIC Electronics (Shanghai) Co., Ltd., which will combine our CMOS image sensor front-end process technology with Toppan’s industry leading know-how in color filters and micro-lenses. We believe this joint venture will enable us to capture the growing demand in China for image sensor modules used in mobile phones, digital still cameras, and security and automobile applications. We believe that this facility will commence pilot production in the second half of 2005.

In July 2004, we also entered into an agreement to establish an assembly and testing facility in Chengdu, China. This facility will provide back-end assembly and testing to complete our turnkey service offerings and to better serve our customers. We believe that this facility will commence pilot production in the second half of 2005.

Settlement of Lawsuit with TSMC

On January 31, 2005, we announced that we had resolved the pending patent and trade secret litigations with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”). Under the terms of the settlement, among other items, the two parties will cross license each other’s patent portfolio through to December 2010 and we will pay TSMC an aggregate of US$175 million, payable in installments over six years (US$30 million in each of the first five years and US$25 million in the sixth year).

The agreement also provides for the dismissal of all pending legal actions without prejudice between the two companies in the U.S. Federal District Court, the California State Superior Court, the U.S. International Trade Commission, and the Taiwan District Court. In the settlement agreement, TSMC covenants not to sue SMIC for itemized acts of trade secret misappropriation as alleged in the complaints, although the settlement neither grants a license to use any of TSMC’s trade secrets nor results in TSMC transferring any technology or providing any technical assistance to SMIC. The patent cross license and settlement agreement are terminable upon a breach by SMIC, which may result in the reinstitution of the legal proceedings and acceleration of the outstanding payments under the settlement agreement.

Based on an independent valuation report, there will be an accounting charge relating to the settlement of the litigation of US$23 million to our operating expense account in 2004. We anticipate the accounting charges from 2005 to 2010 will be between US$20 million to US$25 million per year and from 2011 to 2015 will be less than US$3 million per year.

We are pleased that the litigation has been settled peacefully and believe that the settlement is in the best interests of SMIC’s long-term development. As a young and growing company, we will continue to cooperate with international companies and focus our resources on providing world-class foundry services to our customers.

Awards of Outstanding Performance and Contributions

We are the proud recipients of several awards in 2004 that recognized SMIC’s outstanding performance and contributions to China.

We received the Shanghai Industrial Exhibition Organization Silver Award in recognition of a historical milestone in China’s semiconductor industry, specifically, our Fab 4 which is also China’s first 12-inch fab. We also received the Technology Fast 500 Asia Pacific Award from Deloitte & Touche, in recognition of our annual revenue growth in the Asia Pacific region over the past three years.

Our management team has received numerous awards for its contribution to the development of the semiconductor industry in China. In February, we received the 2003 China Semiconductor Industry Leadership Award for demonstrating excellence in leadership as demonstrated by SMIC’s contributions made to the procurement, infrastructure and development in the semiconductor industry in China. We are also honored to have received the prestigious Magnolia Silver Award, the highest award issued by the Shanghai government for special contributions made to the economic development in Shanghai. We are also very pleased to have received the Great Contribution Award from the Beijing Economic and Technological Development Area for SMIC’s contribution to the Beijing Development Area.

Outlook for 2005

We look forward to build upon our success in 2004 by continuing to offer leading edge technology and manufacturing services. With our advanced offerings, we will help our customers expand their businesses in China and the rest of the world. We will also continue to consider other strategic alliances and partnerships that will enable us to leverage our unique position in China to maximize shareholder return.

At the same time, we will carefully monitor the global semiconductor industry and adjust our expansion plans accordingly. The semiconductor industry, and thus the foundry business, is cyclical. In 2004, the global semiconductor industry witnessed strong growth. We anticipate global demand for integrated circuits to remain flat in 2005 with demand improving as the year progresses. We believe that our unique position in China will allow us to take advantage of the demand for integrated circuits in China, and thereby enable us to continue to deliver top line growth in 2005.

Finally, I would like to express my gratitude and appreciation to the members of our board of directors (the “Board”) and our staff for their work during the past year, and to our shareholders for showing their unwavering interest in and invaluable support of SMIC.

May God bless you and SMIC,

Richard R. Chang

Chairman, Executive Director,

        President and CEO

Business Review

BUSINESS REVIEW

2004 was a year marked with significant achievements for SMIC. In January 2004, we completed the acquisition of our Fab 7, an 8-inch wafer fab located in Tianjin, China, and commenced mass production in May 2004. In March 2004, we successfully completed our initial public offering on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited (“SEHK”), raising approximately US$1 billion for the Company (the “Global Offering”). We commenced pilot production at our Fab 4, which is China’s first 12-inch fab, in July 2004. By December 31, 2004, approximately four years after commencing construction of our Fab 1, we reached sales revenue nearing US$1 billion and achieved our first year of profitability.

OVERVIEW OF BUSINESS DEVELOPMENTS

Our success in 2004 has been characterized by our commitment to increasing our capacity and expanding our portfolio of leading edge process technology. The speed of our capacity ramp-up represents one of the fastest in the semiconductor industry. Our wafers shipped and sales increased from 476,451 wafers and US$365.8 million in 2003 to 943,463 wafers and US$974.7 million in 2004, representing a 98.0% and 166.4% increase respectively. Our monthly wafer capacity reached 120,417 8-inch wafer equivalents as of the end of 2004. As a result of our rapid expansion and growth, particularly as IDMs continued to outsource their chip fabrication for complex and high performance devices, we have become the third largest foundry in the world. According to IC Insights, a leading IC industry market research company, we increased our market share by approximately 3%, the largest increase among all foundries in the world.

In addition to our rapidly increasing capacity, we also have the most advanced process technology among foundries in China by providing semiconductor fabrication services using 0.35 micron down to 0.10 micron process technology. We are the first fab in China to introduce copper technology on a 0.13 micron production line, and in 2004, 68.5% of our wafer sales were from products that utilized advanced technology of 0.18 micron and below. Some of the highlights from this year include our offering of 0.13 micron wafer fabrication process technology, our pilot production of 0.11 micron DRAM at our 12-inch fab in Beijing, and our internal development of a 90 nanometer prototype SRAM chip. We are scheduling to begin to offer 90 nanometer process technology for logic devices by the end of 2005.

With our gross profit reaching US$253.3 million this year, a key factor influencing our profit margins has been our capacity utilization. Because a high percentage of our cost of sales is of a fixed nature, operations at or near full capacity has a significant positive effect on output and profitability. In both 2002 and 2003, our wafer fabs had an average annual utilization rate of 94% and in 2004, our wafer fabs had an average annual utilization rate of 98%. Factors affecting utilization rates are our ability to manage the production facilities and product flows efficiently, the percentage line yield of wafers during the fabrication process, the complexity of the wafer produced, and the actual product mix.

OUR FABS

In January 2004, we acquired our Tianjin fab, which we refer to as Fab 7, from Motorola (China) Electronics Limited (“MCEL”), a wholly-owned subsidiary of Motorola, Inc. (“Motorola”). Fab 7, located in the Xiqing Economic Development Area, has a total floor space of 73,182 square meters, including approximately 8,492 square meters of production clean room area. As of December 31, 2004, Fab 7 had increased its capacity to 14,182 wafers per month. We are scheduling to have wafer fabrication capacity of 15,000 wafers by the end of 2005.

Our Fab 4 is the first 12-inch fab in production in China. We recently completed construction at our Fab 5 and Fab 6C which will also be 12-inch fabs. All of these fabs are located in the Beijing Economic and Technological Development Area.

12-inch wafers have a surface area that is 2.25 times larger than the current industry standard 8-inch wafers, thereby enabling us to manufacture more integrated circuits on each wafer with lower per die costs. Fab 6C is being situated between the two wafer fabs, Fab 4 and Fab 5, and will provide copper interconnects for the 0.13 micron and below logic wafers produced by both these fabs. This design is intended to prevent metal line contamination to the wafer fabrication processes while achieving greater flexibility in production. Our Beijing fabs have a total floor space of 179,858 square meters, 17,998 square meters of which will consist of production clean room area. We commenced pilot production in Fab 4 in July 2004 and commercial production in the first half of 2005. Fab 4 will initially produce advanced high-speed low power 512Mb DDR2 DRAM using 0.11 micron and 0.10 micron manufacturing processes and then commence production for 90 nanometer logic devices. As of December 31, 2004, Fab 4 had a capacity of 7,027 8-inch wafer equivalents per month, and we plan to have wafer fabrication capacity of 29,000 8-inch wafer equivalents by the end of 2005.

CUSTOMERS AND MARKETS

Our goal has been to establish our position as one of the leading semiconductor foundries in the world, and to maintain our leadership position in China. We believe that by establishing our company as a key foundry partner to local semiconductor companies at an early stage of their development, we will be well positioned to take advantage of the potential semiconductor growth in China. According to the China Center for Information Industry Development (CCID), the Chinese integrated circuit industry in terms of overall sales will increase to US$76.3 billion in 2008 from US$25.1 billion in 2003, representing a compound annual growth rate of 24.9%. As a result, China’s share of the worldwide integrated circuit market is expected to increase from 15.4% in 2003 to 29.2% in 2008. However, China’s domestic integrated circuit manufacturing capacity would represent only approximately 5% of the estimated worldwide integrated circuit market of US$311 billion in 2008.

With over 463 fabless semiconductor companies and design centers in China, and the majority of these potential customers located around the Greater Shanghai and Beijing metropolitan areas, both of which are in the vicinity of our existing fabs, we are committed to offering them best-in-class services and solutions that are customized for their particular technological capabilities. We have already established foundry relationships with approximately 50 leading local fabless semiconductor companies in China, five of which are among the ten largest fabless companies in China based on their revenues in 2004, according to CCID. While many of them are still using more mature technologies, we are cultivating our relationships with them by helping them migrate from 0.35 micron technology down to 0.18 micron technology and below. For example, in August 2004, we successfully developed 0.18 micron high voltage devices and process technology specifically targeted for these customers. We are working closely with our customers to implement this technology within their product offerings, which will enable them to reap economies of scale at the lower technology nodes.

As a result of our domestic efforts, the Asia Pacific region (excluding Japan) accounted for 43.5% of our revenue during the fourth quarter of 2004, surpassing North America for the first time as our largest region of revenue. The Greater China region alone grew and accounted for over 10% of our total revenues during the fourth quarter of 2004. As the Chinese IC industry continues to develop and work on more advanced technologies, our plan is to engage more domestic companies by providing them with advanced technology and manufacturing solutions at home.

We also have a strong global customer base consisting of leading IDMs, fabless semiconductor companies, and systems and other companies. For 2004, our revenue by region was led by North America at 40.2%, then Asia Pacific (excluding Japan) at 33.2%, then Japan at 13.9%, and Europe at 12.7%. We believe these customers have high growth potential and business plans that are directed towards utilizing our manufacturing services and solutions. We intend to maintain a diversified customer mix in terms of end-market applications, processes, and geographical focus in order to manage our exposure to each market segment.

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making and wafer probing services that we perform for third parties separately from our foundry services.

CAPACITY EXPANSION PLANS

We intend to maintain our strategy of expanding capacity and improving our process technology to meet both the capacity requirements and the technological needs of our customers.

The semiconductor industry is characterized by substantial capital expenditures. This is particularly true for our company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. Our capital expenditures in 2004 were US$2,000 million, and we recorded depreciation and amortization costs of US$457.0 million. We currently expect that our capital expenditures in 2005 will be approximately US$1,000 million.

We plan to use this capital expenditure mainly to ramp up our fabs in Beijing, Shanghai, and Tianjin. We are scheduling that by the end of 2005, our monthly capacity will be 147,000 8-inch wafer equivalents.

RESEARCH AND DEVELOPMENT

The semiconductor industry is also characterized by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent approximately US$78.2 million in 2004 on research and development expenses, which represented 8.0% of our sales. Our research and development costs in 2004 include non-recurring engineering costs associated with the ramp-up of Fab 4 and Fab 7. We employ over 600 research and development personnel, combining experienced semiconductor engineers with advanced degrees from leading universities around the world with top graduates from the leading universities in China. We believe this combination has enabled us to quickly bring our technology in line with the semiconductor industry roadmap and ensures that we will have skilled personnel to lead our technology advancement in the future. We are also developing our 90 nanometer technology in house and successfully produced our first prototype SRAM device in 2004. We are scheduling to begin to offer 90 nanometer process technology for logic devices by the end of 2005.

JOINT VENTURES

We also will seek to participate in strategic partnerships to meet the demands of our customers. In July 2004, we entered into an agreement with Toppan Printing Co., Ltd., to establish Toppan SMIC Electronics (Shanghai) Co., Ltd., a joint venture in Shanghai for the manufacture of color filters and micro-lenses for CMOS image sensors. We hold a 30% equity interest in Toppan SMIC Electronics (Shanghai) Co., Ltd. These products are increasingly being used in consumer products such as mobile phone cameras, digital-still cameras, and automobile and home security applications. In 2004, we commenced construction of Fab 9, which we will lease to Toppan SMIC Electronics (Shanghai) Co., Ltd. We understand that Toppan SMIC Electronics (Shanghai) Co., Ltd. plans to commence pilot production by the end of 2005.

Also in July 2004, we entered into an agreement to establish an assembly and testing facility in Chengdu, China. We are scheduling that this assembly and testing facility will serve as an additional assembly and testing partner to us. We believe that this facility will commence pilot production in the second half of 2005.

MATERIAL LITIGATION

On January 30, 2005 we resolved pending patent and trade secret litigation with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”). Under the terms of the settlement, the two parties will cross license to each other’s patent portfolio through December 2010 and we will pay TSMC US$175 million, payable in installments over six years (US$30 million in each of the first five years and US$25 million in the sixth year). The agreement also provides for the dismissal of all pending legal actions without prejudice between the two companies in the U.S. Federal District Court, the California State Superior Court, the U.S. International Trade Commission, and the Taiwan District Court. In the settlement agreement, TSMC covenants not to sue SMIC for itemized acts of trade secret misappropriation as alleged in the complaints, although the settlement does not grant a license to use any of TSMC’s trade secrets. The patent cross license and settlement agreement are terminable upon a breach by SMIC, which may result in the reinstitution of the legal proceedings and acceleration of the outstanding payments under the settlement agreement.

OUTLOOK FOR 2005

Our strategy for 2005 will remain in line with the business goals that we have held thus far:

•	Capitalize on our early mover advantage to capture semiconductor growth opportunities in China

•	Target a diversified global customer base

•	Maintain leading edge technology and innovation through internal research and development and strategic alliances and partnerships

•	Provide high quality customer service

•	Shift product mix to logic wafers while maintaining expertise in DRAM technology

While 2005 looks to be a year of flat growth for the semiconductor industry with demand improving as the year progresses, we will continue to aggressively pursue new customers both globally and domestically by offering them leading edge foundry services. During the last quarter of 2004, we increased our number of domestic clients to account for over 10% of our revenues. We believe that the Greater China region will continue to exhibit strong demand and growth. As a result, we aim to have the Greater China region account for approximately 15% of our total sales by the end of 2005.

We will also continue to expand technology offerings to attract even more global customers. During the first half of 2005, we will expect to see 0.11 micron and 0.10 micron DRAM in commercial production at our 12-inch fab in Beijing. By the second half of 2005, we will expect to use 90 nanometer process technology to manufacture logic wafers for a leading U.S. IDM. Meanwhile, we will also be supporting our customers as they migrate to more advanced technologies, with a particular emphasis on our domestic customers as they migrate from 0.35 micron down to 0.18 micron process technology.

We will also continue to consider other strategic alliances and partnerships that will enable us to leverage our unique position in China to maximize shareholder return.

We believe that 2005 will be another milestone year for SMIC as we continue to broaden our customer base and expand our technology offerings.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2002, 2003 and 2004 are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2000 and 2001, and for the period from April 3, 2000 (inception) through December 31, 2000 and for the year ended December 31, 2001 is derived from audited consolidated financial statements not included in this annual report. The summary consolidated financial data presented below has been prepared in accordance with United States generally accepted accounting principles.

	For the period from April 3, 2000 (inception) through December 31, 2000	For the year ended December 31,
		2001	2002	2003	2004
	(in US$ thousands, except for per share and per ADS data)
Income Statement Data:
Sales	$—	$—	$50,315	$365,823	$974,665
Cost of sales(1)	—	—	105,238	363,241	721,401

Gross profit (loss)	—	—	(54,923)	2,582	253,264

Operating expenses:
Research and development	—	9,326	37,459	32,070	78,167
General and administrative	929	16,870	17,782	27,912	46,015
Selling and marketing	—	751	4,371	9,447	8,130
Litigation settlement	—	—	—	—	23,153
Amortization of deferred stock compensation	—	712	1,769	5,900	15,416

Total operating expenses	929	27,659	61,381	75,329	170,881

Income (loss) from operations	(929)	(27,659)	(116,304)	(72,747)	82,383

Other income (expenses):
Interest income	2,153	18,681	10,980	5,616	10,587
Interest expense	—	—	(176)	(1,425)	(13,698)
Foreign currency exchange gain	2	197	247	1,523	8,218
Other, net	—	187	2,650	888	2,441
Subsidy income	—	5,942	—	—	—

Total other income, net	2,155	25,007	13,701	6,602	7,547

Income (loss) before income tax	1,226	(2,652)	(102,603)	(66,145)	89,931

Income tax — current	—	—	—	—	186
Net income (loss)	1,226	(2,652)	(102,603)	(66,145)	89,745
Deemed dividend on preference shares(2)	—	—	—	37,117	18,839

Income (loss) attributable to holders of ordinary shares	$1,226	$(2,652)	$(102,603)	$(103,262)	$70,905

Income (loss) per share, basic	$0.02	$(0.03)	$(1.27)	$(1.14)	$0.01

Income (loss) per share, diluted	$0.02	$(0.03)	$(1.27)	$(1.14)	$0.00

Shares used in calculating basic income (loss) per share(3)(4)	80,000,000	80,000,000	80,535,800	90,983,200	14,199,164,517

Shares used in calculating diluted income (loss) per share(3)(4)	80,000,000	80,000,000	80,535,800	90,983,200	17,934,393,066

(1)	Including amortization of deferred stock compensation for employees directly involved in manufacturing activities.

(2)	Deemed dividend represents the difference between the sale and conversion prices of warrants to purchase convertible preference shares we issued and their respective fair market values.
(3)	Anti-dilutive preference shares, options and warrants were excluded from the weighted average ordinary shares outstanding for the diluted per share calculation. For 2000, 2001, 2002 and 2003, basic income (loss) per share did not differ from diluted loss per share.
(4)	All share information have been adjusted retroactively to reflect the 10-for-1 share split effected upon completion of the Global Offering.

	As of December 31,
	2000	2001	2002	2003	2004
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	$94,290	$178,920	$91,864	$445,276	$607,173
Short-term investments	—	—	27,709	27,165	20,364
Accounts receivable, net of allowances	—	—	20,110	90,539	169,188
Inventories	—	4,749	39,826	69,924	144,018
Total current assets	102,949	235,196	185,067	680,882	955,418
Land use rights, net	—	48,913	49,354	41,935	39,198
Plant and equipment, net	14,284	478,950	1,290,910	1,523,564	3,311,925
Total assets	117,233	763,059	1,540,078	2,290,506	4,384,276
Total current liabilities	115,965	249,071	263,655	325,430	730,330
Total long-term liabilities	—	—	405,432	479,961	544,462
Total liabilities	115,965	249,071	669,087	805,391	1,274,792
Stockholders’ equity	$1,268	$513,988	$870,991	$1,485,115	$3,109,484

	For the year ended December 31,
	2000	2001	2002	2003	2004
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Net income (loss)	$1,226	$(2,652)	$(102,603)	$(66,145)	$89,745
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	10	1,445	84,537	233,905	456,961
Net cash provided by (used in) operating activities	904	3,360	(48,802)	114,270	518,662
Purchases of plant and equipment	(9,774)	(459,779)	(761,704)	(453,097)	(1,838,773)
Net cash used in investing activities	(17,774)	(501,779)	(751,144)	(454,498)	(1,826,787)
Net cash provided by financing activities	111,120	583,152	712,925	693,497	1,469,764
Net increase (decrease) in cash and cash equivalents	$94,290	$84,630	$(87,056)	$353,412	$161,896
Other Financial Data:
Gross margin	—	—	(109.2)%	0.7%	26.0%
Operating margin	—	—	(231.2)%	(19.9)%	8.5%
Net margin	—	—	(203.9)%	(18.1)%	9.2%
Operating Data:
Wafers shipped (in units):
Logic(1)	—	—	26,419	188,316	597,533
Total(2)	—	—	82,486	476,451	943,463
Average selling price (in US$):
Logic(1)	—	—	$794	$896	$1,066
Total(2)	—	—	$558	$733	$979

(1)	Excluding copper interconnects and DRAM wafers.
(2)	Including logic, DRAM, copper interconnects and all other wafers.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Sales. Sales increased by 166.4% from US$365.8 million for 2003 to US$974.7 million for 2004, primarily as a result of the increase in the Company’s manufacturing capacity and ability to use such capacity to increase sales. The number of wafers the Company shipped increased by 98.0%, from 476,451 8-inch wafer equivalents to 943,463 8-inch wafer equivalents, between these two periods. The average selling price of the wafers the Company shipped also increased by 33.5% from US$733 per wafer to US$979 per wafer, while the average selling price of the logic wafers the Company shipped increased by 19.0% from US$896 per wafer to US$1,066 per wafer. The percentage of wafers shipped that used 0.18 micron and below process technology also increased from 43.6% to 68.5% between these two periods.

Cost of sales and gross profit (loss). Cost of sales increased by 98.6% from US$363.2 million for 2003 to US$721.4 million for 2004. This increase was primarily due to the significant increase in sales volume, manufacturing labor expenses and depreciation. Other factors included an increase in the amount of direct and indirect materials purchased corresponding to the increase in wafers shipped. In addition, deferred stock compensation expenses relating to employees involved in the manufacturing of wafers increased to US$11.6 million in 2004 from US$5.5 million in 2003, primarily due to additional stock options granted and restricted share units awarded to new and existing employees involved in this activity. The Company amortizes the deferred stock compensation expense using the straight-line method over the applicable vesting periods, which is typically four years.

The Company had gross profit of US$253.3 million for 2004 compared to gross profit of US$2.6 million in 2003. Gross margins improved to 26.0% in 2004 from 0.7% in 2003. The increase in gross margins was primarily due to an increase in the average selling price per wafer, a shift in production to more logic and less DRAM wafers, migration towards more advanced and higher margin process technology and a lower average cost per wafer resulting from the ability to leverage fixed costs over a greater number of wafers manufactured.

Operating expenses and loss from operations. Operating expenses increased by 126.8% from US$75.3 million for 2003 to US$170.9 million for 2004 due to the increase in research and development expenses, general and administrative expenses, amortization of deferred stock compensation and the litigation settlement.

Research and development expenses increased by 143.7% from US$32.1 million for 2003 to US$78.2 million for 2004. This increase in research and development expenses resulted primarily from non-recurring startup engineering costs associated with the ramp-up of Fab 4 and the commencement of commercial production at Fab 7, 90 nanometer research and development activities and an increase in depreciation and amortization expenses.

Furthermore, as a part of the settlement with TSMC, the Company has allocated US$23.2 million of the total settlement amount to litigation settlement costs in 2004.

General and administrative expenses increased by 64.9% to US$46.0 million for 2004 from US$27.9 million for 2003, primarily due to an increase in personnel and legal fees.

Selling and marketing expenses decreased by 13.9% from US$9.4 million for 2003 to US$8.1 million for 2004, primarily due to a decrease in engineering material costs relating to sales activities.

In addition, the Company’s deferred stock compensation expenses relating to employees involved in research and development, general and administrative and selling and marketing increased from US$5.9 million to US$15.4 million between these periods, primarily due to additional stock options granted and restricted share units awarded to new and existing employees involved in these activities. The Company amortizes the deferred stock compensation expense over the applicable resting periods, which is typically four years.

As a result, the Company’s income from operations increased to US$82.4 million in 2004 from a loss of US$72.7 million in 2003. Operating margin was 8.5% and negative 19.9%, respectively, for these two years.

Other income (expenses). Other income (expenses) increased 14.3% from US$6.6 million in 2003 to US$7.5 million in 2004. This increase was primarily attributable to the increase in interest income from US$5.6 million in 2003 to US$10.6 million in 2004. This interest income was primarily derived from bank deposits on the proceeds received from the Global Offering. The foreign currency exchange gains increased from US$1.5 million in 2003 to US$8.2 million in 2004.

Net income (loss). Due to the factors described above, the Company had net income of US$89.7 million in 2004 compared to a net loss of US$66.1 million for 2003.

Deemed dividends on preference shares. In 2004, the Company recorded aggregate deemed dividends on preference shares of US$18.8 million, representing the difference between the sale and conversion price of a warrant to purchase Series D convertible preference shares issued in the first quarter of 2004 and their respective fair market values.

In 2003, the Company recorded deemed dividends on preference shares of US$35.2 million, representing the difference between the sale and conversion prices of warrants to purchase Series C convertible preference shares the Company issued in the third and fourth quarters of 2003 and their respective fair market values. The Company also recorded deemed dividends on preference shares of US$1.9 million in 2003, representing the difference between the sale and conversion prices of a warrant to purchase Series D convertible preference shares the Company issued in the fourth quarter of 2003 and their respective fair market values. All of these warrants expired unexercised upon the completion of the Global Offering.

Bad debt provision. The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables. The Company provides bad debt provision based on the age category of receivables. A fixed percentage of the total amount receivable is applicable to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables deemed non-collectible will be written off against the relevant amount of provision. The Company’s bad debt provision made (reversed) in 2002, 2003, and 2004 amounted to US$0.2 million, US$(0.1 million) and US$1.0 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

Debt Arrangements

Set forth in the table below are the aggregate amounts, as of December 31, 2004, of the Company’s future cash payment obligations under the Company’s existing debt arrangements on a consolidated basis:

	Payments due by period
Debt obligations	Total	Less than 1 year	1–2 years	3–5 years	After 5 years
	(consolidated) (in US$ thousands)
Short-term debt	$91,000	$91,000	$—	$—	$—
Long-term debt
Secured long-term loans	736,448	191,986	265,267	279,195	—
Total debt obligations	$827,448	$282,986	$265,267	$279,195	$—

As of December 31, 2004, the Company’s outstanding long-term liabilities primarily consisted of US$736.5 million in secured bank loans, which are repayable in installments commencing in March 2005, with the last payment in March 2009.

In December 2001, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”), the Company’s wholly foreign-owned enterprise, entered into a long-term loan agreement with a syndicate of Chinese banks for US$432.0 million. The drawdown period of the facility is 18 months starting from the loan agreement date. As of December 31, 2004, we had drawn down the full amount. The interest rates on the loan ranged from 2.82% to 4.34% in 2004. Interest is due on a semi-annual basis. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$86.4 million each. The interest expenses incurred in 2004, 2003 and 2002 were US$14.0 million, US$12.3 million and US$6.6 million, respectively, a significant portion of which was capitalized as additions to assets under construction.

As part of the same long-term loan arrangement, SMIC Shanghai has a line of credit in Renminbi equivalent to US$48.0 million. As of December 31, 2004, SMIC Shanghai had fully drawn down this line of credit. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$9.6 million each. The interest rate on the loan was 5.02% in 2004. The interest expenses incurred in 2004, 2003 and 2002 were US$2.5 million, US$2.4 million and US$0.4 million, respectively, a significant portion of which was capitalized as additions to the assets under construction.

These long-term loan agreements contained certain financial covenants which were superseded by the financial covenants set forth in SMIC Shanghai’s long-term agreements from January 2004 as described below.

In January 2004, SMIC Shanghai entered into two long-term loan agreements with four Chinese banks for US$256.5 million and Rmb 235.7 million (equivalent to approximately US$28.5 million), respectively. The drawdown period of these facilities ends on the earliest of (i) twelve months after the date of the first drawdown, (ii) March 28, 2005 and (iii) the date on which the loans have been fully drawn down. As of December 31, 2004, SMIC Shanghai had drawn down the full amount of the US dollar facility while the Rmb facility has yet to be drawn. The interest rates on the loan ranged from 2.75% to 4.34% in 2004. The principal amount of the US dollar facility is repayable starting in March 2006 in seven semi-annual installments of US$36.6 million each. The interest expense incurred in 2004 in connection with the US dollar facility was US$3.9 million.

The financial covenants contained in the two long-term loan agreements from January 2004 supersede the financial covenants contained in the long-term loan agreement from December 2001. Any of the following would constitute an event of default for SMIC Shanghai beginning in March 2005, when the first payment of the loan from December 2001 is repayable:

•	Total liability — borrowings from shareholders, including principal and interest/Total assets > 65%

•	Current assets — inventory/Current liabilities < 100%;

•	Total liability/EBITDA > 2.98;

•	(Funds available for loan repayment in current year + Funds available for loan repayment in prior year); and

•	Repayment amount during current year < 2.5.

Any of the following would constitute an event of default for SMIC Shanghai during the term of either of the two long-term loan agreements:

•	Incurrence of any losses in 2005;

•	Incurrence of losses in 2006 in excess of US$21.9 million;

•	Incurrence of cumulative losses in 2007 in excess of US$62.6 million;

•	Incurrence of any losses in 2008; or

•	Incurrence of research and development costs in any given year in excess of 15% of revenue for that year.

These five-year bank loans will be used to expand the capacity of the fabs in Shanghai and are collateralized by the Shanghai fabs and equipment.

As of December 31, 2004, the Company had an aggregate of US$253 million in bank loans available to it through short-term loan facilities from seven different banks. As of December 31, 2004, the Company had drawn down on US$91.0 million. Approximately 27%, 38% and 35% were made available to Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”), Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”) and the Company, respectively.

The Company has accepted promissory notes from employees exercising options to purchase either ordinary shares or Series A convertible preference shares under the Company’s 2001 employee stock option plans (the “Stock Option Plans”). At December 31, 2004, 2003 and 2002, the Company had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of $391,375, $36,026,073 and $36,994,608, respectively. In 2004, the Company collected $35,245,774 through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from year 2006 to 2008 and payable at varying rates from 3.02% to 4.28% per annum.

Capitalized Interest

Interest cost incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$7.5 million, US$7.1 million and US$0.4 million net of government subsidies of US$nil, US$7.2 million and US$7.2 million in 2004, 2003 and 2002, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2004, 2003 and 2002, the Company recorded amortization expenses relating to the capitalized interest of US$1.7 million, US$0.3 million and US$nil, respectively.

Commitments

As of December 31, 2004, the Company had commitments of US$7.0 million to purchase land use rights for the living quarters at SMIC Beijing, US$127.0 million for facilities construction obligations for the Beijing, Tianjin and Shanghai fabs and US$419.0 million to purchase machinery and equipment for the Beijing, Tianjin and Shanghai fabs.

Major Acquisition

In September 2003, the Company entered into agreements with Motorola, Inc. (“Motorola”) and its wholly owned subsidiary, Motorola (China) Electronics Limited (“MCEL”), providing for the Company’s acquisition of the assets constituting a fab in Tianjin, the assumption of certain obligations, the transfer of certain technology to the Company from Motorola, the Company’s exchange of certain licenses with Motorola, the provision by Motorola of US$30 million in cash to the Company and the Company’s issuance to Motorola and MCEL of the Company’s Series D convertible preference shares and warrants to purchase Series D convertible preference shares in exchange for the foregoing. Upon completion of these transactions, which occurred in January 2004, Motorola, together with MCEL, became the beneficial owner of more than 10% of the ordinary shares of the Company (“Ordinary Shares”) outstanding and issuable upon conversion of outstanding preference shares and Motorola became entitled to appoint a director to the Board (a “Director”). Motorola’s right to appoint a Director terminated upon the completion of the Global Offering.

In connection with this acquisition, the Company entered into certain intellectual property agreements with Motorola. Under these agreements, the Company and Motorola each granted to the other a five-year license to certain specified patents. The Company also agreed to license from Motorola certain intellectual property relating to certain CMOS process technology. In connection with the closing of the transactions described above, the Company also entered into a semiconductor foundry agreement with Motorola to provide wafer fabrication and associated services to Motorola. Under this agreement, Motorola has agreed to use good faith efforts to purchase a minimum number of wafers per month over a fifteen-month period, provided that the Company meets applicable production and quality standards. In addition to the agreements described above, the Company, Motorola and MCEL have entered into several ancillary agreements relating to the acquisition. These agreements relate to, among other things, transition services to be provided to the Company by MCEL to assist in transitioning the Tianjin fab’s operations to the Company and long-term services to be provided between the Company and MCEL. The Company and MCEL have also executed a real property transfer agreement providing for the transfer of MCEL’s real property rights associated with the Tianjin fab to the Company. Motorola has also agreed to guarantee the indemnification obligations of MCEL under the asset purchase agreement.

Foreign Exchange Rate Fluctuation Risk

The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. However, since the Company has operations consisting of manufacturing, sales and purchasing activities outside of the U.S., the Company enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rate for the Euro, Japanese Yen, and Rmb.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than six months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in Rmb, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with SFAS No. 133.

Outstanding Foreign Exchange Contracts

As of December 31, 2004, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$61.0 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of December 31, 2004, the fair value of foreign currency forward exchange contracts was approximately a loss of US$0.3 million, which is recorded in accrued expenses and other current liabilities. We had US$133.0 million of foreign currency exchange contracts outstanding as of December 31, 2003, all of which matured during the first ten months of 2004.

The Company had US$43.1 million of foreign currency exchange contracts outstanding as of December 31, 2002, all of which matured during the first nine months of 2003.

The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of December 31, 2004 Expected maturity date (in US$ thousands)
	2005	Fair Value
Forward Exchange Agreement
(Receive JPY/Pay US$)
Contract Amount	28,111	211.25
Average Contractual Exchange Rate	109.073	103.72

(Receive Euro/Pay US$)
Contract Amount	27,313	(117.29)
Average Contractual Exchange Rate	1.2499	1.3628

(Receive US$/Pay Rmb)
Contract Amount	5,610	(377.30)
Average Contractual Exchange Rate	6.6326	8.2764

Total Contract Amount	61,034	(283.34)

Interest Rate Risk

The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2004. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR rate, while the Company’s Rmb-denominated loans have interest rates linked to the rates determined by the People’s Bank of China. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked. The Company has not entered into any interest rate hedging contracts.

	As of December 31,
	2005	2006	2007	2008
	(Forecast) (in US$ thousands, except percentages)
Redeemable promissory notes
Average balance	—	—	—	—
Average interest rate	—	—	—	—
US$ denominated
Average balance	515,662	269,602	109,921	36,640
Average interest rate	5.2%	5.6%	5.9%	6.3%
Rmb denominated
Average balance	28,800	9,593	—	—
Average interest rate	5.3%	5.8%	—	—
Weighted average forward interest rate	5.2%	5.6%	5.9%	6.3%

As of December 31, 2004, the Company did not have any material contingent liabilities.

Pre-emptive Rights

There are no provisions for pre-emptive rights in the articles of association of the Company (the “Articles”) requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Directors and Senior Management

Members of the Board of Directors

Members of the Board who served during the year of 2004 were Richard R. Chang (Executive Director, Chairman, President and Chief Executive Officer of the Company), Lai Xing Cai (appointed as non-executive Director upon the completion of the Global Offering), David Tse Young Chou (ceased to be a non-executive Director upon the completion of the Global Offering), Charles Richard Kramlich (ceased to be a non-executive Director upon the completion of the Global Offering), Jimmy Shueh-Mien Lee (ceased to be a non-executive Director upon the completion of the Global Offering), Ming Fang Lu (ceased to be a non-executive Director upon the completion of the Global Offering), Philip Richard Nicholls (ceased to be a non-executive Director upon the completion of the Global Offering), Sean Hunkler (appointed as non-executive Director on April 25, 2004 and ceased to be a non-executive Director upon his resignation on December 2, 2004), Ta-Lin Hsu (ceased to be a non-executive Director and was re-appointed as an independent non-executive Director upon the completion of the Global Offering), Yen-Peng Jou (ceased to be a non-executive Director and was re-appointed as an independent non-executive Director upon the completion of the Global Offering), Tsuyoshi Kawanishi (ceased to be a non-executive Director and was re-appointed as an independent non-executive Director upon the completion of the Global Offering), Henry Shaw (ceased to be a non-executive Director and was re-appointed as an independent non-executive Director upon the completion of the Global Offering), Lip-Bu Tan (ceased to be a non-executive Director and was re-appointed as an independent non-executive Director upon the completion of the Global Offering) and Yang Yuan Wang (ceased to be a non-executive Director and was re-appointed as an independent non-executive Director upon the completion of the Global Offering).

At the forthcoming annual general meeting of the Company’s shareholders (the “AGM”) and in accordance with the Articles, Richard R. Chang and Henry Shaw, whose appointments as Directors took effect from April 3, 2000 and September 25, 2001, respectively, and who were designated as Class I Directors upon the completion of the Global Offering, will retire from office on the date of the AGM. Both Board members will offer themselves for re-election at the AGM.

Brief biographical details for Board members are set out on pages 22 through 24.

Following the resignation of Sean Hunkler mentioned above, the Board, in accordance with the Articles, approved the reduction in the number of Directors from nine to eight. No replacement for the vacancy on the Board has been recommended for the AGM.

Alternate Directors

The Alternate Director in office during the year of 2004 was Fang Yao (appointed as Alternate Director to Lai Xing Cai on July 27, 2004).

Board of Directors

Members of the Board are elected by the Company’s shareholders. The Board consists of eight Directors.

The following table sets forth the names of Directors and the Company’s executive officers, including its founder, as of the date of this annual report. The Company’s executive officers are appointed by, and serve at the discretion of, the Board.

Name	Age	Position
Richard Ru Gin Chang	57	Chairman of the Board, Executive Director, Founder, President and Chief Executive Officer
Lai Xing Cai	62	Non-Executive Director
Ta-Lin Hsu	61	Independent Non-Executive Director
Yen-Pong Jou	44	Independent Non-Executive Director
Tsuyoshi Kawanishi	75	Independent Non-Executive Director
Henry Shaw	51	Independent Non-Executive Director
Lip-Bu Tan	45	Independent Non-Executive Director
Yang Yuan Wang	70	Independent Non-Executive Director
Fang Yao	35	Alternate Director (to Lai Xing Cai)
Morning Wu	48	*Acting Chief Financial Officer, Chief Accounting Officer and Qualified Accountant
Marco Mora	46	Chief Operating Officer
Toshiaki Ikoma	63	Chief Technology Officer
Akio Kawabata	59	Vice President, Marketing
Jason Ting Chih Hsien	47	Vice President, Human Resources and General Affairs and Joint Compliance Officer
Anne Wai Yui Chen	42	Company Secretary, Hong Kong Representative and Joint Compliance Officer

*	The Company announced in March 2005 that Ms. Wu replaced Ms. Jenny Wang as the Chief Financial Officer, Chief Accounting Officer and Qualified Accountant of the Company, who resigned to enable her to pursue other business interests.

Chairman, Executive Director, Founder, President and Chief Executive Officer

Richard Ru Gin Chang founded the Company in April 2000 and is currently the Chairman of the Board, President and Chief Executive Officer. Dr. Chang is also a director of the Company’s wholly-owned subsidiaries, Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Beijing) Corporation, Semiconductor Manufacturing International (Tianjin) Corporation and Semiconductor Manufacturing International (AT) Corporation. Dr. Chang has over 26 years of semiconductor experience in foundry operations, wafer fabrication and research and development. From 1998 to 1999, Dr. Chang was President of Worldwide Semiconductor Manufacturing Corp., or WSMC, after joining the company in 1997. Prior to joining WSMC, Dr. Chang worked for 20 years at Texas Instruments Incorporated, where he helped build and manage the technology development and operations of ten semiconductor fabs and integrated circuit operations in the United States, Japan, Singapore, Italy and Taiwan. Dr. Chang received a PhD in Electrical Engineering from Southern Methodist University and a master’s degree in Engineering Science from the State University of New York. In December 2003, Dr. Chang was selected by the China Center of Information Development as one of the ten “China IT Economic People of 2003” for his role in influencing and contributing to the development of China’s information technology industry. In February 2004, Dr. Chang received The Magnolia Silver Award, which is generally recognized as the highest award an individual may receive from the Shanghai Municipal Foreign Affairs Office. The award recognizes Dr. Chang’s contributions to Shanghai’s economy, social development and interchange and cooperation with foreign companies.

Non-Executive Director

Lai Xing Cai has been a Director since March 2004. Mr. Cai is the Chairman and a member of the board of directors of Shanghai Industrial Holdings Limited and the Chairman and a member of the board of directors of Shanghai Industrial Investment (Holdings) Company Limited. He graduated from Tong Ji University and was a Deputy Secretary of the Shanghai Government responsible for economic planning, finance and research. He was also the Deputy Director of the Shanghai Planning Committee and Pudong Development Office, and was in charge of the city government’s research office. In 1988, he was awarded the title of State-Class Economist. Mr. Cai is also a member of the National Committee of The Chinese People’s Political Consultative Conference.

Independent Non-Executive Directors

Ta-Lin Hsu has been a Director since 2001 and is a director of SMIC Beijing. Dr. Hsu is the founder and chairman of H&Q Asia Pacific. Prior to founding H&Q Asia Pacific in 1986, Dr. Hsu was a General Partner at Hambrecht & Quist and held the position of Senior Manager in the Corporate Research Division of IBM. Dr. Hsu has served on the boards of a number of public and private companies, and he currently serves on the Board of Trustees of the Asia Foundation and as a member of the Council of Foreign Relations. Dr. Hsu received his PhD in Electrical Engineering from the University of California at Berkeley and his undergraduate degree in Physics from National Taiwan University. Dr. Hsu is a member of the Advisory Board of the Haas School of Business at the University of California at Berkeley.

Yen-Pong Jou has been a Director since 2001. Mr. Jou is the Senior Partner of Jou & Associates. Between 1985 and November 2003, Mr. Jou was General Counsel of a public company. Mr. Jou received a law degree from the FuJen Catholic University School of Law in Taiwan.

Tsuyoshi Kawanishi has been a Director since 2001 and is also the Chairman of SMIC Japan Corporation. Mr. Kawanishi has more than 50 years of experience in the electronics industry with Toshiba Corporation, where he served as, among other positions, Senior Executive Vice President and Senior Advisor. Mr. Kawanishi currently serves on the board of directors of Asyst Technologies, Inc., FTD Technology Pte. Ltd. and T.C.S. Japan, and acts as an advisor to Accenture Ltd., Kinetic Holdings Corporation and a number of private companies. Mr. Kawanishi is also the Chairman of the Society of Semiconductor Industry Seniors in Japan and the Chairman of the SIP Consortium of Japan.

Henry Shaw has been a Director since 2001. Mr. Shaw is currently the Senior Partner of AsiaVest Partners TCW/YFY Ltd. Prior to joining AsiaVest Partners, Mr. Shaw was a Vice President at Transpac Capital Pte. Ltd. and founded and served as Chief Financial Officer of Mosel Vitelic Inc. Mr. Shaw serves on the board of directors of InterVideo, Inc. Mr. Shaw received a master’s degree in Business Administration from National Cheng-Chi University in Taiwan.

Lip-Bu Tan has been a Director since 2002 and is a director of SMIC Tianjin. Mr. Tan is the founder and Chairman of Walden International, a venture capital firm. Mr. Tan currently serves on the board of directors of Cadence Design Systems, Inc., Centillium Communications, Inc., Creative Technology Ltd., Flextronics International Ltd., Integrated Silicon Solution, Inc., Leadis Technology, Inc. and SINA Corporation, as well as a number of private companies. Mr. Tan received a master’s degree in Nuclear Engineering from the Massachusetts Institute of Technology and a master’s degree in Business Administration from the University of San Francisco.

Yang Yuan Wang has been a Director since 2001. Professor Wang has more than 40 years of experience related to the semiconductor industry. He is the Chairman of SMIC Shanghai, SMIC Beijing and SMIC Tianjin and is also the Chief Scientist of the Microelectronics Research Institute at Beijing University. He is a fellow of the Chinese Academy of Sciences and The Institute of Electrical and Electronics Engineers.

Alternate Director

Fang Yao has been an alternate director to Lai Xing Cai, a Director since July 2004. Mr. Yao is an executive director of Shanghai Industrial Holdings Limited. Mr. Yao also serves as a director and general manager of SIIC Management (Shanghai) Limited, a director of Shanghai S.I. Capital Company Limited, Shanghai Industrial Development Company Limited, Shanghai Hu-Ning Expressway (Shanghai Section) Company Limited, Shanghai Information Investment Inc. and Shanghai Communication Technologies Center, chairman of Shanghai Optical Communications Development Corp., deputy chairman of and vice chairman of Bright Dairy and Food Company Limited. He graduated from Chinese University of Hong Kong with a master’s degree in Business Administration.

Senior Management

Ms. Morning Wu joined the Company as Associate Vice President of Finance and Accounting in January 2003 and was appointed as Acting Chief Financial Officer, Chief Accounting Officer and Qualified Accountant of the Company as of March 28, 2005. Ms. Wu has over 25 years of experience in the investment and finance field. Prior to joining the Company, Ms. Wu held management positions with First Taiwan Securities Inc. and Grand Cathay Securities Co. Ltd. Her responsibilities at these companies included strategic planning, mergers & acquisitions and designing and monitoring risk management systems. She holds a licence for Accounting and Auditor with the Senior Civil Service Examination of Taiwan. Ms. Wu obtained a bachelor’s degree in Accounting from the National Chengchi University, Taiwan and received a master’s degree in Accounting from the National Taiwan University.

Marco Mora joined the Company in 2000 as Vice President of Operations and since November 2003 has been the Chief Operating Officer. Mr. Mora has more than 19 years of experience in the semiconductor industry. Prior to joining the Company, Mr. Mora held management positions with STMicroelectronics N.V., Texas Instruments Italia S.p.A, Micron Technology Italia S.p.A and WSMC. Mr. Mora received a master’s degree in Physics from the University of Milan.

Toshiaki Ikoma joined the Company as Chief Technology Officer in January 2004. Dr. Ikoma has extensive semiconductor experience in both academia and industry. Dr. Ikoma was the President of Texas Instruments Japan, Inc. for five years and, prior to that position, served as a professor of Electronics at the Institute of Industrial Science at the University of Tokyo from 1968 to 1994. Prior to joining the Company, he was a professor of Technology Management at the Graduate School of International Corporate Strategy of Hitotsubashi University, Tokyo, beginning in 2002. Dr. Ikoma received a PhD in Electronics from the University of Tokyo.

Akio Kawabata joined the Company in 2002 and is currently the Vice President of Marketing. Mr. Kawabata has over 32 years of experience in the semiconductor industry. Prior to joining the Company, Mr. Kawabata held various management positions with Toshiba Corporation, including General Manager of Toshiba’s International Division, President of Toshiba Electronics Europe GmbH and Managing Director of Toshiba Asia Pacific. Mr. Kawabata received a master’s degree in Electrical Engineering from Stanford University.

Jason Ting Chih Hsien joined the Company in January 2002 and became Vice President for Human Resources and General Affairs in January 2004. Dr. Ting also serves as the Joint Compliance Officer. He previously served as Senior Director of sales and marketing. Prior to joining the Company, Dr. Ting served as a Director of Walsin Lihwa Corporation in Taiwan. Dr. Ting received a PhD in Material Science from the University of Illinois.

Company Secretary

Anne Wai Yui Chen joined the Company in 2001 and is the Company’s Hong Kong Representative, Company Secretary and Joint Compliance Officer. Ms. Chen is admitted as a Solicitor in Hong Kong, England and Wales and Australia and was admitted as an advocate and solicitor in Singapore. She had served as a Deputy Adjudicator of the Small Claims Tribunal in Hong Kong in 1999 and had served as the President from 2000 to 2002 and is currently a Council Member of the Hong Kong Federation of Women Lawyers. Prior to joining the Company in 2001, she had been a practicing solicitor in Hong Kong since 1987.

Report of the Directors

SUBSIDIARIES

The Company owns 100% of the issued and outstanding share capital of its subsidiaries. As of December 31, 2004, these subsidiaries are as follows:

1.	Semiconductor Manufacturing International (Shanghai) Corporation

Principal country of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$3,000,000,000

Registered capital: US$1,000,000,000 Equity holder: the Company (100%)

2.	Semiconductor Manufacturing International (Beijing) Corporation

Principal country of operation: Beijing, PRC

Place of incorporation: Beijing, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$1,250,000,000

Registered capital: US$650,000,000

Equity holder: the Company (100%)

3.	Semiconductor Manufacturing International (Tianjin) Corporation

Principal country of operation: Tianjin, PRC

Place of incorporation: Tianjin, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$1,100,000,000

Registered capital: US$690,000,000

Equity holder: the Company (100%)

4.	Semiconductor Manufacturing International (Chengdu) Corporation

Principal country of operation: Sichuan, PRC

Place of incorporation: Sichuan, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$175,000,000

Registered capital: US$60,000,000

Equity holder: the Company (100%, indirectly through Semiconductor Manufacturing International (AT) Corporation)

5.	SMIC Consulting Corporation

Principal country of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$1,000,000

Registered capital: US$700,000

Equity holder: the Company (100%)

6.	SMIC Japan Corporation (for identification only)

Principal country of operation: Japan

Place of incorporation: Japan

Authorised capital: JPY10,000,000 divided into 200 shares of a par value of JPY50,000

Equity holder: the Company (100%)

7.	SMIC, Americas

Principal country of operation: California, US

Place of incorporation: California, US

Registered capital: No registered capital, authorized to issue 50,000,000 shares of common stock

Equity holder: the Company (100%)

8.	Better Way Enterprises Limited

Principal country of operation: Western Samoa

Place of incorporation: Western Samoa

Authorised capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00

Equity holder: the Company (100%)

9.	SMIC Europe S.R.L.

Principal country of operation: Milan, Italy

Place of incorporation: Milan, Italy

Registered capital: Euros10,000

Equity holder: the Company (100%)

10.	Garrison Consultants Limited

Place of incorporation: Western Samoa

Authorised capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00

Equity holder: the Company (100%, indirectly through Better Way Enterprises Limited)

11.	Semiconductor Manufacturing International (AT) Corporation

Principal Country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$50,000 divided into 500,000 shares of a par value of US$0.10 each

SHARE CAPITAL

During the year ended December 31, 2004, the Company issued the following shares:

•	762,343 Series B convertible preference shares, which were converted into 8,439,220 Ordinary Shares (after giving effect to the 10-for-1 stock split immediately prior to the Global Offering) upon the completion of the Global Offering;

•	3,428,571 Series C convertible preference shares, which were converted into 59,999,990 Ordinary Shares upon the completion of the Global Offering;

•	96,628,571 Series D convertible preference shares, which were converted into 1,620,507,900 Ordinary Shares upon the completion of the Global Offering;

•	3,030,303,000 Ordinary Shares including Ordinary Shares represented by American Depositary Receipts, in connection with the Global Offering;

•	487,499,990 Ordinary Shares to Beida Microelectronics Investment Ltd. (“Beida”) upon receipt of payment for and conversion of Series C convertible preference shares pursuant to a Second Amended and Restated Series C Preference Share Purchase Agreement dated December 19, 2003 between the Company, the majority of its existing Series C convertible preference shareholders (including Beida) and an additional investor for the subscription by such investors in Series C convertible preference shares;

•	136,640 Ordinary Shares to a service provider upon achievement of certain milestones pursuant to a warrant to purchase Series B convertible preference shares we issued to the service provider;

•	23,957,830 Ordinary Shares to a technology partner in exchange for machinery and equipment; and

•	20,766,689 Ordinary Shares to certain of the Company’s employees pursuant to the Stock Option Plans.

During the year ended December 31, 2004, the Company repurchased 54,750 Series A convertible preference shares (equivalent to 547,500 Ordinary Shares) and 13,367,500 Ordinary Shares from the Company’s employees pursuant to the terms of the Stock Option Plans, which repurchases have been reflected on the Company’s share register as at December 31, 2004.

Number of Ordinary Shares Outstanding

Outstanding Share Capital as at December 31, 2004	18,232,959,139	*

*	This has not included 780,000 Ordinary Shares the Company repurchased from some of its employees pursuant to the Stock Option Plans, but which, for accounting purposes have been reflected in the Company’s Consolidated Statement of Shareholders’ Equity and Comprehensive Income (Loss).

**	This has included 487,499,990 Ordinary Shares the Company issued to Beida, but which, for accounting purposes have been reflected in the Company’s Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) as Shares already issued as at January 1, 2004.

REPURCHASE, SALE OR REDEMPTION OF SECURITIES

Other than repurchases by the Company of Ordinary Shares from employees pursuant to the terms of the Stock Option Plans, as disclosed in the paragraphs (Share Capital) above, the Company has not repurchased, sold or redeemed any additional Ordinary Shares since the date of the Company’s prospectus dated March 8, 2004 in relation to the Global Offering.

PUBLIC FLOAT

As at the date of this annual report, the public (as defined in the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”)) holds more than 25% of the Company’s total issued share capital.

DEBT TO EQUITY RATIO

As of December 31, 2004, the Company’s debt to equity ratio was 26.6% calculated based on the sum of the short-term borrowings, current portion of long-term debt and long-term debt divided by total shareholders’ equity.

DIVIDENDS AND DIVIDEND POLICY

At the end of 2004, the Company’s accumulated deficit decreased to US$136.4 million from an accumulated deficit of US$207.3 million at the end of 2003. The Company has not declared or paid any cash dividends on the Ordinary Shares. We intend to retain any earnings for use in the Company’s business and do not currently intend to pay cash dividends on the Ordinary Shares. Dividends, if any, on the outstanding shares will be declared by and subject to the discretion of the Board and must be approved at the annual general meeting of shareholders. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

•	the Company’s results of operations and cash flow;

•	the Company’s future prospects;

•	the Company’s capital requirements and surplus;

•	the Company’s financial condition;

•	general business conditions;

•	contractual restrictions on the payment of dividends by the Company to its shareholders or by the Company’s subsidiaries to the Company; and

•	other factors deemed relevant by the Board.

The Company’s ability to pay cash dividends will also depend upon the amount of distributions, if any, received by the Company from its wholly owned Chinese operating subsidiaries. Under the applicable requirements of Chinese Company Law, the Company’s subsidiaries in China may only distribute dividends after they have made allowances for:

•	recovery of losses, if any;

•	allocation to the statutory common reserve funds;

•	allocation to staff and workers’ bonus and welfare funds; and

•	allocation to a discretionary common reserve fund if approved by the Company’s shareholders.

More specifically, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as statutory common reserves and a discretionary percentage of their net profit has been set aside for the staff and workers’ bonus and welfare funds. These operating subsidiaries are not required to set aside any of their net profit as statutory common reserves if such reserves are at least 50% of their respective registered capital. Furthermore, if they record no net income for a year, they generally may not distribute dividends for that year.

CONTRACTS OF SIGNIFICANCE

There were no contracts of significance during the year in which any of the Directors were materially interested.

SUPPLIERS AND CUSTOMERS

In 2004, the Company’s largest and five largest raw materials suppliers accounted for approximately 10.6% and 40.7%, respectively, of the Company’s overall raw materials purchases. None of the Directors or shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest suppliers. Almost all of the Company’s materials are imported free of value-added tax and import duties due to concessions granted to the semiconductor industry in China.

For 2004, the Company’s largest and five largest customers accounted for approximately 13.4% and 59.1%, respectively, of the Company’s total overall sales. The Company’s Chairman, Richard R. Chang, and his wife together hold shareholding interests of less than 0.1% in one of the Company’s five largest customers in 2004, Texas Instruments. None of the other Directors or shareholders (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest customers in 2004.

DIRECTOR’S INTERESTS

Save as disclosed below, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance), as recorded in the register kept by the Company under section 352 of the SFO or otherwise notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as at December 31, 2004:

Board Member	Nature of Interest	Number of Shares	Percentage of Aggregate Interests to Total Issued Share Capital
Richard R. Chang	Personal Interest (1)	29,790,000
	Personal Interest (2)	100,000
	Corporate Interest (3)	20,000,000
	Interest of Spouse	9,790,000
	Interest of Child under 18	11,200,000

Total		70,880,000	*

Ta-Lin Hsu	Corporate Interest (4)	15,300,010
	Personal Interest (5)	500,000

Total		15,800,010	*

Yen-Pong Jou	Personal Interest (5)	500,000	*

Tsuyoshi Kawanishi	Personal Interest (5)	500,000
	Personal Interest (6)	1,500,000

Total		2,000,000	*

Henry Shaw	Personal Interest (5)	500,000	*

Lip-Bu Tan	Personal Interest (5)	500,000	*

Yang Yuan Wang	Personal Interest (5)	500,000	*

Notes:

*	Indicates less than 1%.
1.	Pursuant to a Charitable Pledge Agreement dated December 1, 2003, Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Donors”) have pledged to transfer 10,000,000 of such Ordinary Shares as a charitable gift to The Richard and Scarlett Chang Family Foundation, a Delaware nonprofit nonstock corporation organized exclusively for religious, charitable, scientific, literary and education purposes within the meaning of Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended, such transfer to be made in full at or prior to the death of the surviving Donor.
2.	Richard R. Chang has been granted an option to purchase 100,000 Ordinary Shares, if fully exercised. As of December 31, 2004, the option has not been exercised.
3.	These Ordinary Shares are held by Jade Capital Company, LLC, a Delaware limited liability company (the “LLC”), of which Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Members”), are the sole members. It is the current intent of the Members that all or a portion of the net income of the LLC be used for philanthropic purposes, including but not limited to contributions to charitable organizations that are tax-exempt under Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended.
4.	Ta-Lin Hsu has a controlling interest in AP3 Co-Investment Partners, LDC, which holds 15,300,010 Ordinary Shares.
5.	Each independent non-executive Director and non-executive Director was granted an option to purchase 500,000 Ordinary Shares, if fully exercised. As of December 31, 2004, these options have not been exercised. Lai Xing Cai has advised the Company that he will decline such option.
6.	Tsuyoshi Kawanishi has been granted options to purchase an aggregate of 1,500,000 Ordinary Shares, if fully exercised. As of December 31, 2004, these options have not been exercised.

DIRECTORS’ SERVICE CONTRACTS

No Director proposed for re-election at the forthcoming AGM has a service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

SUBSTANTIAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership as of December 31, 2004 of the Ordinary Shares, by each shareholder who is known by the Company to beneficially own more than 5% of the Company’s outstanding shares.

Name of Shareholder	Number of Shares Owned		Percentage Owned
Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”)	1,814,991,340 (long position	)(1)	9.95% (long position)
	9,816,457 (long position	)(2)	0.054% (long position)
	16,609,680 (long position) and		0.091% (long position)
	4,794,491(short position	)(3)	0.026% (short position)
Total:	1,841,417,477 (long position) and		10.10% (long position)
	4,794,491 (short position	)	0.026% (short position)
Motorola, Inc. and Motorola (China) Electronics Limited(2)	1,427,915,070	(3)	7.8%
Blessington Services Limited(4)	1,051,493,250		5.8%

Notes:

(1)	All such shares are held by S. I. Technology Production Holdings Limited (“SITPHL”) which is wholly-owned by Shanghai Industrial Holdings Limited (“SIHL”).

In addition, subsidiaries of SIIC namely, SIIC Treasury (B.V.I.) Limited, SIIC Capital (B.V.I.) Limited, Shanghai Investment Holdings Limited, Shanghai Industrial Investment Treasury Company Limited, SIIC CM Development Limited, SIIC CM Development Funds Limited, and Eternal Success Holdings Limited, are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of SIHL. By virtue of the SFO, SIIC and its subsidiaries namely, Shanghai Investment Holdings Limited and Shanghai Industrial Investment Treasury Company Limited are deemed to be interested in the 1,814,991,340 Shares held by SITPHL. The Company’s Directors, Lai Xing Cai and his alternate director, Yao Fang, are chairman and executive director of SIHL respectively. It is the Company’s understanding that voting and investment control over the Ordinary Shares beneficially owned by SIHL are maintained by the board of directors of SIHL.

(2)	All such Shares are held by SIIC CM Development Funds Limited which is in turn jointly owned by SIIC CM Development Limited and Eternal Success Holdings Limited (each holding 50%) and which are in turn wholly-owned subsidiaries of SIIC.
(3)	All such Shares are held by SIIC Treasury (B.V.I.) Limited which is wholly-owned by SIIC.
(4)	It is the Company’s understanding that voting and investment control over the Ordinary Shares beneficially owned by Motorola and MCEL are maintained by the respective boards of directors of Motorola and MCEL, which have the power to delegate such authority. All such delegations are revocable by the Motorola and MCEL boards at any time.
(5)	On or about February 28, 2005, Motorola and MCEL sold an aggregate of 517,489,221 Ordinary Shares. Following this transaction, Motorola and MCEL own, in the aggregate, 910,425,849 Ordinary Shares.
(6)	Consists of 195,594,250 Ordinary Shares registered in the name of Homer Investment Holdings Ltd., 171,179,800 Ordinary Shares registered in the name of Asset Success

Investments Limited, 171,179,800 Ordinary Shares registered in the name of Easy Street Investments Limited, 171,179,800 Ordinary Shares registered in the name of Seaboard Investments Limited, 171,179,800 Ordinary Shares registered in the name of Visible Profit Investments Limited and 171,179,800 Ordinary Shares registered in the name of Whole Gain Investments Limited. The Company’s Director, Yen-Pong Jou, is a director of each of these entities, all of which are wholly owned subsidiaries of Blessington Services Limited. Blessington Services Limited is accustomed to act in accordance with the instructions from the directors of its shareholder, Deutsche International Corporation Services Limited, which currently holds 84% of the shareholding in Blessington Services Limited.

EMOLUMENTS TO THE DIRECTORS

Board Member	Directors’ Fees	Salaries, Housing Allowances, Other Allowances, and Benefits in Kind		Benefits from options granted*	Discretionary Bonuses		Amounts paid to induce member to join Board
Richard Ru Gin Chang	—	US$	143,518	—	US$	46,825	—

*	For a description of any options exercised in 2004, please see the summary of grants of options as set forth under “Outstanding Share Options.”

On November 10, 2004, the Board granted to each independent non-executive Director and non-executive Director, an option to purchase 500,000 Ordinary Shares at a price per Ordinary Share of US$0.22. These options vest on the earlier of (i) March 19, 2005 and (ii) one day prior to the AGM, subject to the Director continuing to serve on the Board on that date. These options expire on November 9, 2009. Lai Xing Cai has advised the Company that he will decline such option.

Emoluments	Number of Individuals
HK$1,000,001—HK$1,500,000	3
HK$4,500,001—HK$5,000,000	1

FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the Company for the year include Richard R. Chang, the Company’s President and Chief Executive Officer, whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four individuals during the year are as follows:

	2004
Salaries and other benefits	US$	430,144
Bonus	US$	105,665
Stock option benefits*	US$	620,060

*	for a description of any options exercised in 2004, please see the summary of grants of options as set forth under “Outstanding Share Options.”

REMUNERATION POLICY

The Company’s employees are compensated using cash and a variety of additional incentives. In addition to a monthly salary, the Company’s employees have the opportunity to earn additional merit-based bonuses on a quarterly basis according to the overall performance of the Company, each individual and his or her department. Furthermore, the Company’s employees are eligible to participate on a quarterly basis in the Company’s profit-sharing plan. Additional benefits include participation in the Company’s 2004 global equity incentive compensation program, social welfare benefits for qualified Chinese employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Directors are compensated for their services as Directors, primarily by grants of options, to purchase Ordinary Shares under the 2004 Stock Option Plan. The compensation committee of the Company (the “Compensation Committee”) proposed to issue each independent non-executive Director and non-executive Director an option to purchase the number of Ordinary Shares, which is consistent with the compensation received by board members in other similar publicly-traded companies.

Pursuant to an incentive program involving the offering for sale of housing constructed by the Company to the Directors, employees and certain service providers, the Company sold one property to each of Richard R. Chang, the Company’s Chairman and Chief Executive Officer, and one of the Company’s five highest paid employees, at the same price as that at which other properties of the same type have been sold by the Company under the program.

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. We are required to make contributions to the state-managed retirement plan equivalent to 20% - 22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6% - 8% of their basic salary. The contribution of such an arrangement is approximately US$2.5 million, US$1.5 million and US$1.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. The retirement benefits do not apply to expatriate employees.

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, beginning from the completion of the Global Offering until December 31, 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

The Directors confirm that the Company has adopted a code of conduct regarding securities transactions by Directors on terms no less exacting than required by Appendix 10 of the Listing Rules. After due inquiry of the Directors, the Company reasonably believes that the Directors have complied with required standards set out in the Model Code on Securities Transactions by Directors throughout the financial period.

The retiring auditors, Deloitte Touche Tohmatsu, have signified their willingness to continue in office. A resolution will be proposed at the AGM to reappoint them as the auditors of the Company and to authorize the audit committee of the Company (the “Audit Committee”) to fix their remuneration.

CONNECTED TRANSACTIONS

On or around March 18, 2004, upon completion of the Global Offering, the Company entered into identical indemnification agreements with each member of its Board of Directors and its executive officers, whereby the Company agreed to (inter alia) indemnify its Directors and executive officers in respect of liability arising from their capacity as Directors and executive officers of the Company (collectively, the “Indemnification Agreements”).

Pursuant to the Indemnification Agreements, the Company is obliged to indemnify each Director, to the fullest extent permitted by law, against all costs, charges, expenses, liabilities, losses and obligations incurred in connection with any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation which might lead to any of the foregoing (an “Applicable Claim”) by reason of or arising out of any event or occurrence relating to the fact that he is or was Director of the Company, or any of its subsidiaries, or is or was serving as the Company’s request at another incorporation or enterprise, or by reason of any activity or inactivity while serving in such capacity (an “Indemnifiable Event”). The Company’s obligation to indemnify its Directors pursuant to the Indemnification Agreement are subject to certain exceptions and limitations set out therein.

The Indemnification Agreements were taken into effect upon execution. The Indemnification Agreements will continue in effect with respect to Applicable Claims relating to Indemnifiable Events regardless of whether the relevant Director continues to serve as a Director or to serve at any other enterprise at its request.

Such transactions with the Directors would constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules, and would normally require full disclosure by shareholders’ circular and prior approval by independent Shareholders. However, such transactions represent a normal commercial arrangement which is common industry practice, and the Company considers that strict compliance with the requirements under the Listing Rules of (inter alia) full disclosure and obtaining prior Shareholders’ approval would be unduly onerous and inappropriate. Accordingly, before the completion of the Global Offering, the Company applied to the SEHK for a waiver from strict compliance with application requirements under Chapter 14A of the Listing Rules, subject to the following conditions:

(A)	obtaining confirmation from the Company’s legal advisers as to Cayman Islands law, Maples and Calder, that the Indemnification Agreements are entered into and the Company’s obligations thereunder are assumed by the Company in accordance with the Articles and applicable Cayman Islands law; and

(B)	that if and when payment by the Company under any Indemnification Agreement exceeds the higher of either (i) HK$10,000,000 or (ii) 3 per cent. of the book value of the Company’s net tangible assets (as disclosed in its latest published audited accounts), the Company will disclose to its shareholders particulars of such Indemnification Agreement and amounts payable thereunder in accordance with the requirements set out in the Listing Rules.

For the year ended December 31, 2004, no payment was made to any Director under the Indemnification Agreements.

The independent non-executive Directors have reviewed the above continuing connected transactions and confirm that these transactions have been entered into:

(i)	in the ordinary and usual course of business of the Company;

(ii)	either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to the Company than terms available to or from independent third parties; and

(iii)	in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Company’s shareholders as a whole.

The Company’s external auditors have provided a letter confirming that:

(i)	the continuing connected transactions have received the approval of the Board;

(ii)	the Company has received a confirmation from its legal advisers as to Cayman Islands law, Maples and Calder, that the Indemnification Agreements are entered into and the Company’s obligations thereunder are assumed by it, in accordance with the Articles and applicable Cayman Islands law; and

(iii)	if and when payment by the Company under any Indemnification Agreement exceeds the higher of either (i) HK$10,000,000 or (ii) 3 per cent. of the book value of the Company’s net tangible assets (as disclosed in the Company’s latest published audited accounts), the Company had disclosed to its shareholders particulars of such Indemnification Agreement and amounts payable thereunder.

At the AGM, the Company will propose to the shareholders certain amendments to the form of the Indemnification Agreements in order to comply with changes in the Listing Rules. The proposed indemnification agreement (“New Indemnification Agreement”) will limit the term of the indemnification agreement to three (3) years and limit the Company’s annual aggregate liability. For more details, please see the Circular in relation to the Connected Transactions. If the New Indemnification Agreement is approved by the shareholders in the AGM, any New Indemnification Agreement will supersede any Indemnification Agreement which the Company has previously entered into with any existing Directors.

EMPLOYEES

The following table sets forth, as of the dates indicated, the number of the Company’s employees serving in the capacities indicated:

	As of December 31,
Function	2002	2003	2004
Managers	224	338	570
Professionals(1)	817	961	3,109
Technicians	1,837	2,746	3,389
Clerical staff	315	398	572

Total(2)	3,193	4,443	7,640

Notes:

(1)	Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)	Includes 99, 38 and 14 temporary and part-time employees in 2002, 2003 and 2004, respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of the Company’s employees by geographic location:

	As of December 31,
Location of Facility	2002	2003	2004
Shanghai	3,146	4,033	5,481
Beijing	40	341	1,026
Tianjin	—	49	1,107
United States	5	13	16
Europe	—	4	5
Japan	2	3	3
Hong Kong	—	—	2

Total	3,193	4,443	7,640

The Company’s success depends to a significant extent upon, among other factors, the Company’s ability to attract, retain and motivate qualified personnel.

As of December 31, 2004, 920 and 133 of the Company’s employees held master’s degrees and doctorate degrees, respectively. As of the same date, 2,408 of the Company’s employees possessed a bachelor’s degree. The Company’s engineers received an average of 40 hours of continuing training per person in 2004.

The Company has also entered into agreements with Shanghai University to offer a bachelor’s degree program and Shanghai’s Fudan University and Jiaotong University to offer graduate degree programs for its technicians. These employees can earn these degrees in either Microelectronics or Solid-state Circuitry. In addition, the Company employs many qualified personnel that have relocated back to China after receiving valuable industry experience overseas.

As a supplement to their salaries, the Company’s employees have the opportunity to earn additional merit-based bonuses on a quarterly basis according to the overall performance of the Company, each individual and his or her department. Furthermore, the Company’s employees are eligible to participate on a quarterly basis in the Company’s profit-sharing plan. Additional benefits include participation in the 2004 global equity incentive compensation program, social welfare benefits for qualified Chinese employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Company provides occupational health and hygiene management for the welfare of the Company’s employees. This includes the monitoring of air quality, illumination, radiation, noise and drinking water. The Company’s employees are not covered by any collective bargaining agreements.

Market risk is the risk of loss related to adverse changes in market prices, including foreign currency exchange rates and interest rates of financial instruments. The Company is exposed to these risks in the ordinary course of our business. The Company’s exposure to financial risks derives primarily from changes in interest rates and foreign currency exchange rates. To mitigate some of these risks, the Company utilizes spot, forward, and derivative financial instruments. The Company does not engage in any speculative activities.

SHARE OPTION SCHEMES

Stock Option Plan

The following is a summary of the principal terms of the 2004 Stock Option Plan (the “SOP”) conditionally adopted by the Company by way of shareholders’ resolution dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004. Adoption of the SOP took effect on March 18, 2004 being the first date of dealings in the Ordinary Shares.

Summary of the terms of the SOP

(a)	Purpose of the SOP

The purposes of the SOP are to attract, retain and motivate employees and Directors of, and other service providers to the Company, to provide a means, on and after the Global Offering, of compensating them through the grant of stock options for their contribution to the Company’s, growth and profits, and to allow such employees, Directors and service providers to participate in such growth and profitability.

(b)	Who may join

The Compensation Committee may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Company whether located in China, the United States or elsewhere to take up options to subscribe for Ordinary Shares at a price calculated in accordance with sub-paragraph (e) below. The Compensation Committee may also grant stock options to a Director who is not an employee of the Company (“Non Employee Director”).

(c)	Stock Options

Stock options granted under the SOP (“Stock Options”) shall entitle a participant (“Participant”) of the SOP to purchase a specified number of Ordinary Shares or ADSs (the “Plan Shares”) during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Stock Options may be granted under the Plan, an Incentive Stock Option, a Non-Qualified Stock Option or a Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 and may only be granted to employees of the Company and its subsidiaries from time to time. A Non-Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Director Option is a Non-Qualified Stock Option granted to a Non-Employee Director.

The Company shall issue an Award Document to each Participant of the SOP who is granted a Stock Option. The Award Document shall set out the terms and provisions of the grant of a Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Compensation Committee or the Administrator (as defined below), as the case may be) by the Participant. The Company may allow a Participant to exercise his or her Stock Options prior to vesting, provided the Participant agrees to enter into a repurchase agreement in respect of the Stock Option with the Company. The Compensation Committee may also (i) accelerate the vesting of a Stock Option, (ii) set the date on which any Stock Option may first become exercisable, or (iii) extend the period during which a Stock Option remains exercisable, except that no Stock Options may be exercised after the tenth anniversary of the date of grant.

The SOP does not provide for any payment upon application or acceptance of an option.

(d)	Administration of the SOP

The Compensation Committee shall be responsible for the administration of the SOP. Its responsibilities include granting Stock Options to eligible individuals, determining the number of Plan Shares subject to each Stock Option, and determining the terms and conditions of each Stock Option. The Compensation Committee is not obliged to grant Stock Options to Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Participants. Any determination by the Compensation Committee in relation to the carrying out and administering of the SOP shall be final and binding. No member of the Compensation Committee shall be liable for any action or determination made in good faith, and the members of the Compensation Committee shall be entitled to indemnification and reimbursement in the manner provided in the Articles.

The Compensation Committee may delegate some or all of its authority under the SOP to an individual or individuals (each an “Administrator”) who may either be one or more of the members of the Committee or one or more of the officers of the Company. An individual’s status as an Administrator shall not affect his or her eligibility to participate in the SOP. The Compensation Committee shall not delegate its authority to grant Stock Options to executive officers of the Company.

(e)	Exercise Price

The exercise price per Plan Share purchasable under a Stock Option shall be fixed by the Committee at the time of grant or by a method specified by the Compensation Committee at the time of grant, but in no event shall be less than the Fair Market Value of a Plan Share on the date such Stock Option is granted.

The Fair Market Value of a Share will be the higher of (i) the closing price of the Ordinary Shares on the SEHK’s daily quotation sheet on the applicable date of grant (which must be a business day), and (ii) the average closing price of the Ordinary Shares on the SEHK (as stated in the relevant daily quotation sheets of the SEHK) for the five business days immediately preceding the date of grant.

The Fair Market Value of the ADSs shall be the highest of (i) the closing price of the ADSs on the New York Stock Exchange on the applicable date of grant, and (ii) the average closing price of the ADSs on the New York Stock Exchange for the five business days immediately preceding the date of grant.

(f)	Limit of the SOP

The number of Ordinary Shares that may be issued under the SOP and the Employee Stock Purchase Plan (the “Global Limit”) shall not exceed ten per cent. of the issued and outstanding Ordinary Shares immediately following the closing of the Global Offering (i.e., 1,694,186,849 Ordinary Shares of the Company, which represents approximately 9.29% of the total issued shares of the Company as at March 29, 2005).

The number of Ordinary Shares which may be issued pursuant to any outstanding Stock Options granted and yet to be exercised under the SOP and all outstanding purchase right granted under the Employee Stock Purchase Plan or other employee stock purchase plan of the Company must not exceed in aggregate 30 per cent. of the issued and outstanding Ordinary Shares in issuance from time to time.

(g) Individual Limit

The total number of Ordinary Shares underlying Stock Options or other options granted by the Company to, and the total number of Ordinary Shares that may be purchased under one or more purchase rights granted under the Employee Stock Purchase Plan or any other employee stock purchase plan granted by the Company by, a Participant (including both exercised and outstanding Stock Options) in any twelve-month period may not exceed at any time one per cent. (1%) (or 0.1 per cent. in the case of an independent non-executive Director) of the then issued and outstanding Ordinary Shares unless otherwise allowed under the Listing Rules.

(h) Exercise of Option

A Stock Option shall vest, and be exercised, in accordance with the terms of the SOP, the relevant Award Document and any rules and procedures established by the Compensation Committee for this purpose. However, the term of each Stock Option shall not exceed ten years from the date of grant.

(i) Director Options

Each non-employee Director may be granted Stock Options to purchase Ordinary Shares (or an equivalent of ADSs) on the terms set out in the relevant Award Document.

The Directors shall exercise all authority and responsibility with respect to Stock Options granted to Directors subject to the requirements of the Listing Rules.

All non-employee Directors’ Stock Options shall only vest provided that the Director has remained in service as a Director through such vesting date. The unvested portion of a Stock Option granted to a Director shall be forfeited in full if the Director’s service with the Board ends for any reason prior to the applicable vesting date.

Following termination of a non-employee Director’s service on the Board, such non-employee Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j) Termination or lapse of Option

A Stock Option shall terminate or lapse automatically on:

(i)	the expiry of ten years from the date of grant;

(ii)	the termination of a Participant’s employment or service with the Company for a reason set out in sub-paragraph (l) below;

(iii)	save as to any contrary directions of the Compensation Committee, in the event of a complete liquidation or dissolution of the Company, all Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person;

(iv)	the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Participant is employed by such subsidiary, division or operating unit); and

(v)	termination of the service relationship with a service provider (where the Participant is a service provider of the Company).

(k)	Rights are personal to Participant

A Stock Option is personal to the Participant and shall be exercisable by such Participant or his Permitted Transferee (as defined below) only. An option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Compensation Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Stock Option for no consideration to a Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Participant.

(l)	Termination of employment or service

If a Participant’s employment or service with the Company is terminated for the following reasons:

(i)	the failure or refusal of the Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the Company;

(ii)	any material violation by the Participant of any law or regulation applicable to any business of the Company, or the Participant’s conviction of, or a plea of nolo contendae to, a felony, or any perpetration by the Participant of a common law fraud against the Company; or

(iii)	any other misconduct by the Participant that is materially injurious to the financial condition, business or reputation of the Company, then all Stock Options granted to the Participant, whether or not then vested, shall immediately lapse.

The Compensation Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Participant’s termination of employment for purposes of providing such Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)	Change in control of the Company

The Compensation Committee may specify at or after the date of grant of a Stock Option the effect that a Change in Control (as defined in the SOP) will have on such Stock Option. The Compensation

Committee may also, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Stock Options to a date prior to the Change in Control, if the Compensation Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)	Change in the capital structure of the Company

In the event of an alteration in the capital structure of the Company (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Plan Shares, or rights issue to purchase Plan Shares at a price substantially below market value), the Compensation Committee may equitably adjust the number and kind of Plan Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the SOP. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Stock Options and the number and kind of shares subject to any outstanding Stock Option and the purchase price per share under any outstanding Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Participants.

(o)	Period of the SOP

The SOP shall remain in force for a period of ten years commencing on the date of Shareholders’ approval of the Plan.

(p)	Amendments and Termination

The SOP may be altered, amended in whole or in part, suspended and terminated by the Board at any time provided alterations or amendments of a material nature or any change to the terms of the Stock Options granted must be approved by the shareholders of the Company. Any alteration or amendment must be in accordance with the requirements of the Listing Rules or permitted by the Hong Kong Stock Exchange.

If the SOP is terminated early by the Board, no further Stock Options may be offered but unless otherwise stated in the Plan, Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the SOP.

(q)	Voting and dividend rights

No voting rights shall be exercisable and no dividends shall be payable in relation to Stock Options that have not been exercised.

(r)	Cancellation of Stock Options

Stock Options granted but not exercised may not be cancelled unless an offer to cancel share options has been made pursuant to Rule 13 of the Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures commission has consented to such cancellation.

(s)	Ranking of Ordinary Shares

The Ordinary Shares to be allotted upon the exercise of a Stock Option will be subject to the Articles for the time being in force and will rank pari passu with the Plan Shares in issue on the date of such allotment.

EMPLOYEE STOCK PURCHASE PLAN

The following is a summary of the principal terms of the Employee Stock Purchase Plan (the “ESPP”) conditionally adopted by the Company by way of shareholders’ resolutions dated February 16, 2004 and Directors’ resolutions passed on January 16, 2004.

Summary of the terms of the ESPP

(a)	Purposes of the ESPP

The purposes of the ESPP are to attract, retain and motivate employees of the Company, to provide a means of compensating the employees for their contributions to the growth and profitability by permitting such employees to purchase the ADSs of the Company at a discount and receive favourable U.S. income tax treatment on a subsequent qualifying disposition of such ADSs.

(b)	Who may join

Subject to any contrary directions given by the Compensation Committee, all full-time and regular part-time employees (the “Employees”) of the Company as at the first business day (the “Offering Date”) of a given period specified by the Committee (the “Offering Period”) shall be eligible to enroll in the ESPP. To be eligible to purchase ADSs, all Employees must maintain his or her employment status, without interruption, with the Company through the last day of each Offering Period (the “Purchase Date”).

(c)	Administration of the ESPP

The Compensation Committee shall be responsible for the administration of the ESPP. Its responsibility includes determining the maximum amount that any Employee may contribute to his or her account under the ESPP during any calendar year; determining the starting and ending dates of each Offering Period; changing the Offering Periods, limiting the frequency and/or number of changes in the amount withheld during an Offering Period, permitting payroll withholding in excess of the amounts designated by a participant (“Participant”) of the ESPP in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, and ensuring that amounts applied towards the purchase of the Plan Shares for each Participant properly correspond with amounts withheld from the Participant’s compensation.

Any determination by the Compensation Committee in relation to the carrying out and administering of the ESPP shall be final and binding. The Compensation Committee may delegate some or all of its authority under the ESPP to an Administrator. Any actions undertaken by the Administrator in accordance with the Compensation Committee’s delegation of authority shall have the same force and effect as if undertaken directly by the Compensation Committee. No member of the Compensation Committee shall be liable for any action or determination made in good faith, and the members of the Compensation Committee shall be entitled to indemnification and reimbursement in the manner provided by the Company’s by-laws as they may be amended from time to time.

(d)	Offering Period

The ESPP shall be implemented by a series of Offering Periods. An eligible Employee of the Company may elect to participate in the ESPP for any Offering Period by completing the requisite documents. No Offering Period shall commence until the closing of an initial Public Offering (as defined in the ESPP). The Compensation Committee shall determine the starting and ending dates of each Offering Period but no Offering Period shall be shorter than 6 months or longer than 27 months.

(e)	Employees’ Contributions under the ESPP

All amounts that a Participant contributes (“Contributions”) shall be credited to his or her account under the ESPP. Participants must elect to have payroll deductions made on each payday during the Offering Period in a dollar amount specified in the documents submitted by him or by her. The Compensation Committee may permit Participants to make supplemental Contributions into his or her account, on such terms and subject to such limitations as the Compensation Committee may decide.

Participants may, on one occasion only during an Offering Period, decrease the rate of his or her Contributions to his or her account for the Offering Period, including a decrease to zero. The Participant may restore his or her Contributions to the original level, prior to the earlier of,

(i)	six months after the effective date of any such decrease; and

(ii)	the end of the relevant Offering Period.

In addition, a Participant who has elected such a decrease in rate of Contribution may, prior to the end of the relevant Offering Period, make one or more supplemental Contributions into his or her account. The aggregate of the supplemental Contributions shall not exceed, in the aggregate, the total Contributions the Participant would have made for that Offering Period had the original rate of Contribution remained in effect throughout the entire Offering Period and the Participant’s actual Contributions.

A Participant may change his or her rate of Contribution by filing the requisite documents with the Company. The change in amount shall be effective as at the beginning of the next payroll period following the date of filing of the requisite documents, provided the Participant filed the documents at least five business days prior to the beginning of the next payroll period. Should the Participant fail to file within five business prior to the beginning of the next payroll period, the change in amount shall be effective as of the beginning of the next succeeding payroll period.

(f)	Grant of Purchase Right

Each eligible Employee who elects to participate in the ESPP in any given Offering Period shall be granted on the Purchase Date, a right to purchase the Plan Shares (the “Purchase Right”). The Purchase Right of a Participant shall be calculated in accordance with the following formula:

(i)	dividing (A) the product of US$25,000 and the number of calendar years during all or part of which the Purchase Right shall be outstanding by (B) the closing price of the Plan Shares on the applicable exchange on which Plan Shares are trading (the “Fair Market Value”) on the applicable exchange of the Plan Shares on the Offering Date; and

(ii)	subtracting from the quotient thereof (A) the number of Plan Shares that the Employee has purchased during the calendar year in which the Offering Date occurs under the ESPP or under any other employee stock purchase plan of the Company or any subsidiary of the Company which is intended to qualify under Section 423 of the U.S. International Revenue Code of 1986 plus (B) the number of Plan Shares subject on the Offering Date to any outstanding Purchase Rights granted to the Employee under any related Plan.

If application of the above formula would result in the grant of Purchase Rights covering, in the aggregate, more than the number of Plan Shares that the Compensation Committee has made available for the relevant Offering Period, then the Compensation Committee shall adjust the number of Plan Shares subject to the Purchase Right in order that, following such adjustment, the aggregate number of Plan Shares subject to the purchase Right shall remain within the applicable limit.

All Purchase Rights outstanding at the tenth anniversary of the Plan shall remain outstanding through, and may be exercised upon the relevant Purchase Date, but no additional Purchase Right shall be granted under the ESPP.

(g)	Exercise of Purchase Right

Unless a Participant withdraws from the ESPP, his or her Purchase Right shall become exercisable automatically, on the Purchase Date of the relevant Offering Period for the number of Plan Shares obtained by dividing the accumulated Contributions credited to the Participant’s account as of the Purchase Date by the applicable Purchase Price, being an amount not less than 85 per cent. of the Fair Market Value of the Plan Shares on the Offering Date or on the Purchase Date, whichever is lower (the “Purchase Price”).

The Compensation Committee may credit any Contributions that have been credited to a Participant’s account under the ESPP with interest. Any interest credited to a Participant’s account shall not be used to purchase ADSs and shall instead be paid to the Participant at the end of the relevant Offering Period.

If any portion of a Participant’s accumulated Contributions is not used to purchase Ordinary Shares on a given Purchase Date, the remaining amount shall be held in the Participant’s account and used for the purchase of Plan Shares under the next Offering Period, unless the Participant withdraws from the next Offering Period.

The exercise of the Purchase Right granted under the ESPP is not subject to any performance target.

(h)	Limit of the ESPP

The number of Ordinary Shares that may be issued under the SOP and the ESPP (the “Global Limit”) shall not exceed ten per cent. of the issued and outstanding Ordinary Shares immediately following the closing of the Global Offering (i.e., 1,694,186,849 Ordinary Shares of the Company, which represents approximately 9.29% of the total issued shares of the Company as at March 29, 2005).

The number of Ordinary Shares that may be issued upon exercise of all outstanding Purchase Rights granted under the ESPP or other employee stock purchase plan of the Company or and any outstanding stock options granted under the Stock Option Plan or other stock option plan of the Company must not exceed, in the aggregate, thirty per cent. of the issued and outstanding Ordinary Shares in issuance from time to time.

No Employee shall be granted a Purchase Right pursuant to the terms of the ESPP if:

(i)	immediately after the grant, such Employee would own capital stock of the Company and/or hold outstanding Purchase Right to purchase stock possessing five per cent. or more of the total combined voting power or value of all classes of stock of the Company or of any of its subsidiaries;

(ii)	such Purchase Right would permit the Employees’ rights to purchase ADSs under all employee stock purchase plans of the Company and its subsidiaries to accrue at a rate that exceeds US$25,000 of the Fair Market Value of such ADSs or such lower amount as the Compensation Committee may determine for each calendar year in which such Purchase Right is outstanding at any time; and

(iii)	such Purchase Right would permit the Employee’s rights to purchase ADSs under all employee purchase plans or option plans of the Company granted to him or her in any twelve-month period to exceed one per cent. of the then issued and outstanding Ordinary Shares unless otherwise allowed under the Listing Rules.

(i)	Purchase Rights are personal to the Participants

During his or her lifetime, a Participant’s Purchase Right shall be exercised by him or her only. Neither contributions credited to a Participant’s account under the ESPP nor any rights with regard to the exercise of a Purchase Right to receive Plan Shares under the ESPP may be assigned, transferred, pledged or otherwise disposed in any way by any Participant.

(j)	Designation of Beneficiary

A Participant may designate a beneficiary to receive any ADSs and cash, if any, from his or her account under the ESPP in the event of the Participant’s death. If a Participant is married and the designated beneficiary is not the spouse, the Company may determine that spousal consent shall be required for such designation to be effective.

A Participant may change a designation of beneficiary at any time by filing the requisite notice. In the event of the death of the Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver ADSs and/or cash from the Participant’s account under the ESPP to the executor or administrator of the Participant’s estate, or if no such person has been appointed, the Company, in its discretion, may deliver such ADSs and/or cash to the Participant’s spouse or to any one or more dependents, relatives, or such other person as the Company may designate.

(k)	Voluntary Withdrawal

A Participant may withdraw all but not less than all the Contributions credited to his or her account under the ESPP at any time prior to a Purchase Date by submitting the requisite documents. A Participant’s Purchase Right for the current period shall automatically be terminated and cancelled, and no further Contributions for the purchase of ADSs shall be accepted from the Participant during the Offering Period. A Participant’s withdrawal from an offering shall not have any effect upon his or her eligibility to participate in the ESPP for the succeeding Offering Period.

(l)	Termination of Employment

If a Participant to the ESPP terminates his or her employment under circumstances that quality the Participant as a Qualified Terminated Participant, (as defined in the ESPP) and the effective date of the Participant’s termination of employment is less than three months prior to the next Purchase Date, then the Participant shall continue to participate in the ESPP for the Offering Period then in progress, and the Participant’s Purchase Right for such Offering Period shall be exercised in accordance with sub-paragraph (g) above. However, the Participant’s Contribution to his or her account shall cease with the Contribution made from his or her final paycheck, and the Participant shall not be permitted to make any supplemental Contributions to the ESPP save as directed otherwise by the Compensation Committee. The Participant shall not be eligible to participate in any Offering Period that starts after the effective date of his or her termination of employment.

If a Participant terminates his or her employment under circumstances which do not qualify him or her as a Qualified Terminated Participant, the Company shall pay to the Participant all contributions credited to his or her account under the ESPP and the Participant’s Purchase Right shall automatically terminate and lapse.

(m)	Voting and dividend rights

No voting rights shall be exercisable and no Participants under the ESPP shall have any claim to the dividends in the ADSs covered by his or her rights to purchase the ADSs until such rights have been exercised.

(n)	Ranking of the ADSs

ADSs allotted upon the exercise of Purchase Right shall rank pari passu (including, but not limited to, with respect to voting, dividend transfer rights and rights arising upon liquidation of the Company) in all respects with the ADSs in issue on the date of such allotment and will be subject to all the provisions of the Articles for the time being in force.

(o)	Change in the capital structure of the Company

In the event of an alteration in the capital structure of the Company (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Plan Shares, or rights issue to purchase Plan Shares at a price substantially below market value) the Compensation Committee shall have discretion to make the appropriate adjustments in the number and/or the kind of shares which are subject to purchase under outstanding Purchase Rights, including, if the Compensation Committee deems appropriate, the substitution of similar Purchase Rights in shares of another company so that a Participant shall be entitled to the same proportion of the equity capital of the Company as that to which he or she was previously entitled to.

(p)	Period of the ESPP

The ESPP shall continue for a term of ten years from the date of its approval by the Shareholders unless terminated in accordance with sub-paragraph (r).

(q)	Use of Funds

The Company may, but shall not be obligated to, segregate Contributions under the ESPP and/or arrange for Contributions to be held by a third party financial institution or trustee for the benefit of the Participants. Whether or not segregated, Contributions shall remain the property of the relevant Participants and shall be subjected to the rights of the Participants and not to the claims of the Company’s creditors.

(r)	Amendments and Termination of the ESPP

The Compensation Committee may at any time amend the ESPP in any respect or terminate the ESPP, except that, without the approval of the Company’s shareholders at a meeting duly called, no amendment shall be made in relation to:

(i)	increasing the number of ADSs approved for the ESPP; or

(ii)	decreasing the Purchase Price per ADSs.

Any alterations or amendments of a material nature or any change to the terms of the Purchase Rights granted must be approved by the shareholders of the Company. Any amendment made to the ESPP must be in accordance with the requirements of the Listing Rules or permitted by the SEHK.

If the ESPP is terminated by the Board prior to the tenth anniversary of the date of Board approval, unless the Compensation Committee has also terminated any Offering Period then in progress, Purchase Rights granted before such termination shall continue to be valid and exercisable in accordance with, and subject to, the terms and conditions of the Plan.

Rule 17.03(9) of the Listing Rules provide that the exercise price of any share option scheme operated by listed issuers may not be lower than effectively the market price of the Ordinary Shares. As a result of the capital intensive nature of the Company’s business, we have traditionally relied on share options, rather than cash, as an important means of remunerating its employees. This is common in the industry and we wish to continue this practice following the Global Offering. Accordingly, we have applied to and obtained from the SEHK a waiver from strict compliance with Rule 17.03(9) of the Listing Rules such that the Company is allowed to continue to grant options over its ADSs to its employees under the ESPP at an exercise price which is at a discount (up to 15 per cent. discount) to market price.

OUTSTANDING SHARE OPTIONS

Details of the Stock Option Plans and the SOP are as follows:

2001 Stock Plans — Ordinary Shares

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 1/1/04	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/04	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Tsuyoshi Kawanishi	July 11, 2002	July 11, 2002-July 10, 2012	500,000	$0.05	500,000	—	—	—	—	500,000	—	$0.07
Tsuyoshi Kawanishi	January 15, 2004	January 15, 2004-January 14, 2006	1,000,000	$0.10	—	—	—	—	—	1,000,000	—	$0.33
Senior Management	April 10, 2002	April 10, 2002-April 9, 2012	1,350,000	$0.02	1,350,000	—	—	—	—	1,350,000	—	$0.05
Senior Management	January 15, 2004	January 15, 2004-January 14, 2014	9,100,000	$0.10	—	—	—	—	—	9,100,000	—	$0.33
Senior Management	February 16, 2004	February 16, 2004-February 15, 2014	500,000	$0.25	—	—	—	—	—	500,000	—	$0.33
Others	March 28, 2001	March 28, 2001-March 27, 2011	300,000	$0.01	—	—	150,000	—	—	—	—	$0.03
Others	September 26, 2002	September 26, 2002-September 25, 2012	600,000	$0.05	600,000	—	—	—	—	600,000	—	$0.03
Others	July 15, 2003	July 15, 2003-July 14, 2013	20,000	$0.05	20,000	—	—	—	—	20,000	—	$0.14
Others	January 15, 2004	January 15, 2004-January 14, 2014	10,800,000	$0.10	—	2,000,000	—	—	—	8,800,000	—	$0.33
Others	February 16, 2004	February 16, 2004-February 15, 2014	12,900,000	$0.25	—	5,420,000	—	—	—	7,480,000	—	$0.33
Service Provider	July 11, 2002	July 11, 2002-July 10, 2012	200,000	$0.05	200,000	—	—	200,000	—	—	—	$0.03
Employees	March 28, 2001	March 28, 2001-March 27, 2011	89,085,000	$0.01	8,886,000	19,000	420,000	771,000	—	8,096,000	$0.23	$0.03
Employees	April 2, 2001	April 2, 2001-April 1, 2011	2,216,000	$0.01	416,000	—	—	—	—	416,000	—	$0.03
Employees	April 16, 2001	April 16, 2001-April 15, 2011	575,000	$0.01	39,000	—	—	4,000	—	35,000	$0.21	$0.03
Employees	April 28, 2001	April 28, 2001-April 27, 2011	60,000	$0.01	60,000	—	—	18,000	—	42,000	$0.25	$0.03
Employees	May 14, 2001	May 14, 2001-May 13, 2011	1,597,000	$0.01	47,000	—	200,000	—	—	47,000	—	$0.03
Employees	May 15, 2001	May 15, 2001-May 14, 2011	95,000	$0.01	35,000	—	—	—	—	35,000	—	$0.03
Employees	May 24, 2001	May 24, 2001-May 23, 2011	35,000	$0.01	35,000	—	—	—	—	35,000	—	$0.03
Employees	June 1, 2001	June 1, 2001-May 31, 2011	80,000	$0.01	40,000	—	—	—	—	40,000	—	$0.03
Employees	June 18, 2001	June 18, 2001-June 17, 2011	3,300,000	$0.01	—	—	4,250,000	—	—	—	—	$0.03
Employees	July 1, 2001	July 1, 2001-June 30, 2011	745,000	$0.01	75,000	—	—	6,000	—	69,000	$0.25	$0.03
Employees	July 5, 2001	July 5, 2001-July 4, 2011	80,000	$0.01	8,000	—	—	8,000	—	—	—	$0.03
Employees	July 10, 2001	July 10, 2001-July 9, 2011	20,000	$0.01	20,000	—	—	—	—	20,000	—	$0.03
Employees	July 12, 2001	July 12, 2001-July 11, 2011	25,000	$0.01	2,500	—	—	2,500	—	—	$0.22	$0.03
Employees	July 15, 2001	July 15, 2001-July 14, 2011	1,045,000	$0.01	910,000	56,000	—	66,000	—	788,000	$0.22	$0.03
Employees	July 16, 2001	July 16, 2001-July 15, 2011	2,220,000	$0.01	920,000	539,000	—	253,000	—	128,000	$0.22	$0.03
Employees	July 20, 2001	July 20, 2001-July 19, 2011	20,000	$0.01	20,000	—	—	6,000	—	14,000	$0.20	$0.03
Employees	July 27, 2001	July 27, 2001-July 26, 2011	50,000	$0.01	50,000	—	—	—	—	50,000	—	$0.03
Employees	July 30, 2001	July 30, 2001-July 29, 2011	140,000	$0.01	100,000	—	—	—	—	100,000	—	$0.03
Employees	August 1, 2001	August 1, 2001-July 31, 2011	195,000	$0.01	195,000	—	—	6,000	—	189,000	$0.24	$0.03
Employees	August 7, 2001	August 7, 2001-August 6, 2011	20,000	$0.01	20,000	—	—	—	—	20,000	—	$0.03
Employees	August 15, 2001	August 15, 2001-August 14, 2011	100,000	$0.01	100,000	—	—	—	—	100,000	—	$0.03
Employees	August 20, 2001	August 20, 2001-August 19, 2011	20,000	$0.01	20,000	—	—	—	—	20,000	—	$0.03
Employees	September 24, 2001	September 24, 2001-September 23, 2011	100,358,500	$0.01	57,687,200	3,126,300	960,000	2,512,600	—	52,048,300	$0.22	$0.03
Employees	September 28, 2001	September 28, 2001-September 27, 2011	50,000	$0.01	50,000	—	—	—	—	50,000	—	$0.03
Employees	January 24, 2002	January 24, 2002-January 23, 2012	55,337,500	$0.01-$0.02	45,155,100	1,941,960	803,000	1,282,300	—	41,930,840	$0.22	$0.03
Employees	April 10, 2002	April 10, 2002-April 9, 2012	48,664,000	$0.01-$0.02	35,573,000	2,110,150	1,020,000	809,350	—	32,653,500	$0.21	$0.39
Employees	April 11, 2002	April 11, 2002-April 10, 2012	4,100,000	$0.01	2,100,000	—	—	—	—	2,100,000	—	$0.39
Employees	June 28, 2002	June 28, 2002-June 27, 2012	59,614,000	$0.01-$0.05	50,719,000	5,353,500	2,400,000	1,682,500	—	43,683,000	$0.22	$0.06
Employees	July 11, 2002	July 11, 2002-July 10, 2012	4,730,000	$0.01-$0.05	2,755,000	155,000	100,000	770,000	—	1,830,000	$0.20	$0.07
Employees	September 26, 2002	September 26, 2002-September 25, 2012	71,168,300	$0.02-$0.05	57,924,600	5,826,321	2,524,500	1,730,129	—	50,368,150	$0.22	$0.08
Employees	January 9, 2003	January 9, 2003-January 8, 2013	53,831,000	$0.05	41,946,000	2,298,800	540,000	421,400	—	39,225,800	$0.23	$0.10
Employees	January 10, 2003	January 10, 2003-January 9, 2013	720,000	$0.05	720,000	—	—	—	—	720,000	—	$0.10
Employees	January 22, 2003	January 22, 2003-January 21, 2013	1,060,000	$0.05	1,060,000	—	—	—	—	1,060,000	—	$0.10

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 1/1/04	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/04	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Employees	April 1, 2003	April 1, 2003-March 31, 2013	18,804,900	$0.05	18,148,780	1,113,760	—	21,200	—	17,013,820	$0.23	$0.14
Employees	April 15, 2003	April 15, 2003-April 14, 2013	550,000	$0.05	550,000	—	—	—	—	550,000	—	$0.14
Employees	April 24, 2003	April 24, 2003-April 23, 2013	60,338,000	$0.05	50,015,000	9,406,000	—	187,500	—	40,421,500	$0.23	$0.14
Employees	July 15, 2003	July 15, 2003-July 14, 2013	59,699,900	$0.05	54,459,300	12,801,200	—	1,728,200	—	39,929,900	$0.22	$0.18
Employees	October 10, 2003	October 10, 2003-October 9, 2013	49,535,400	$0.10	47,249,000	9,185,400	—	74,000	—	37,989,600	$0.21	$0.29
Employees	January 5, 2004	January 5, 2004-January 4, 2014	130,901,110	$0.10	—	20,677,970	—	5,000	—	110,218,140	$0.19	$0.33
Employees	January 15, 2004	January 15, 2004-January 14, 2014	12,685,000	$0.10-$0.25	—	6,300,000	—	200,000	—	6,185,000	$0.24	$0.33
Employees	February 2, 2004	February 2, 2004-February 1, 2014	2,240,000	$0.05	—	—	—	2,240,000	—	—	$0.24	$0.33
Employees	February 16, 2004	February 16, 2004-February 15, 2014	92,003,480	$0.10-$0.25	—	16,910,890	—	—	—	75,092,590	—	$0.33

*	These represent Ordinary Shares repurchased by the Company pursuant to the terms of the Stock Option Plans.

Options to purchase Ordinary Shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Beginning in January 2004, options to purchase Ordinary Shares issued to then-existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date.

2001 Stock Plans — Preference Shares

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 1/1/04	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/04	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Service Provider	July 11, 2002	July 11, 2002-July 10, 2012	200,000	$0.11	200,000	—	—	200,000	—	—	$0.21	$0.14
Others	July 11, 2002	July 11, 2002-July 10, 2012	262,000	$0.11	262,000	—	—	—	—	262,000	—	$0.14
Others	September 26, 2002	September 26, 2002-September 25, 2012	50,000	$0.11	50,000	—	—	—	—	50,000	—	$0.15
Employees	September 24, 2001	September 24, 2001-September 23, 2011	255,298,700	$0.11	37,104,200	2,489,800	—	2,334,100	—	32,280,300	$0.22	$0.11
Employees	September 28, 2001	September 28, 2001-September 27, 2011	50,000	$0.11	50,000	—	—	—	—	50,000	—	$0.11
Employees	November 3, 2001	November 3, 2001-November 2, 2011	780,000	$0.11	730,000	50,000	—	—	—	680,000	—	$0.11
Employees	January 24, 2002	January 24, 2002-January 23, 2012	58,357,500	$0.11	9,865,600	496,360	—	167,900	—	9,201,340	$0.23	$0.12
Employees	April 10, 2002	April 10, 2002-April 9, 2012	51,384,000	$0.11	8,305,000	472,150	—	724,850	—	7,108,000	$0.23	$0.13
Employees	June 28, 2002	June 28, 2002-June 27, 2012	63,332,000	$0.11	18,632,000	1,440,500	337,500	265,500	—	16,926,000	$0.22	$0.14
Employees	July 11, 2002	July 11, 2002-July 10, 2012	4,530,000	$0.11	2,580,000	—	—	25,000	—	2,555,000	$0.21	$0.14
Employees	September 26, 2002	September 26, 2002-September 25, 2012	73,804,800	$0.11	23,078,600	2,089,620	210,000	625,660	—	20,363,320	$0.22	$0.15
Employees	January 9, 2003	January 9, 2003-January 8, 2013	12,686,000	$0.11	2,176,000	—	—	19,000	—	2,157,000	$0.25	$0.17

*	These represent Ordinary Shares repurchased by the Company pursuant to the terms of the Stock Option Plans.

Options to purchase preference shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Employees may early exercise their options to purchase preference shares. If an employee early exercises 100% of his or her options, the options vest at a rate of 25% upon each of the first, second, third and fourth anniversary of the vesting commencement date. Furthermore, in this case, if the employee remains employed by the Company and the Company has completed its initial public offering as of the third anniversary of the vesting commencement date, all of the options shall vest.

The options to purchase preference shares converted into options to purchase Ordinary Shares upon completion of the Global Offering.

2004 Employee Stock Option Plan

Name/Eligible Employees	Grant Date	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 1/1/04	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/04	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Richard Chang	April 7, 2004	April 7, 2004 — April 6, 2014	100,000	$0.31	—	—	—	—	—	100,000	—	0.31
Lai Xing Cai	November 10, 2004	earlier of (i) March 19, 2005 and (ii) one day prior to the 2005 AGM	500,000	$0.22	—	—	—	—	500,000	—	—	0.22
Ta-Lin Hsu	November 10, 2004	earlier of (i) March 19, 2005 and (ii) one day prior to the 2005 AGM	500,000	$0.22	—	—	—	—	—	500,000	—	0.22
Sean Hunkler	November 10, 2004	earlier of (i) March 19, 2005 and (ii) one day prior to the 2005 AGM	500,000	$0.22	—	500,000	—	—	—	—	—	0.22
Yen-Pon Jou	November 10, 2004	earlier of (i) March 19, 2005 and (ii) one day prior to the 2005 AGM	500,000	$0.22	—	—	—	—	—	500,000	—	0.22
Tsuyoshi Kawanishi	November 10, 2004	earlier of (i) March 19, 2005 and (ii) one day prior to the 2005 AGM	500,000	$0.22	—	—	—	—	—	500,000	—	0.22
Henry Shaw	November 10, 2004	earlier of (i) March 19, 2005 and (ii) one day prior to the 2005 AGM	500,000	$0.22	—	—	—	—	—	500,000	—	0.22
Lip-Bu Tan	November 10, 2004	earlier of (i) March 19, 2005 and (ii) one day prior to the 2005 AGM	500,000	$0.22	—	—	—	—	—	500,000	—	0.22
Wang Yang Yuan	November 10, 2004	earlier of (i) March 19, 2005 and (ii) one day prior to the 2005 AGM	500,000	$0.22	—	—	—	—	—	500,000	— — —	0.22
Senior Mgmt	March 18, 2004	March 18, 2006 — March 18, 2014	110,000	$0.35	—	—	—	—	—	110,000	—	0.35
Advisors	March 18, 2004	March 18, 2006 — March 18, 2014	60,000	$0.35	—	—	—	—	—	60,000	—	0.35
Advisors	July 27, 2004	July 27, 2006 — July 27, 2014	200,000	$0.20	—	—	—	—	—	200,000	—	0.20
Employees	March 18, 2004	March 18, 2006 — March 18, 2014	49,949,700	$0.35	—	4,831,950	—	—	—	45,117,750	—	0.35
Employees	April 25, 2004	April 25, 2006 — April 24, 2014	22,591,800	$0.28	—	1,755,000	—	—	—	20,836,800	—	0.28
Employees	July 27, 2004	July 27, 2006 — July 26, 2014	35,983,000	$0.20	—	2,791,000	—	—	—	33,192,000	—	0.20
Employees	November 10, 2004	November 10, 2006 — November 9, 2014	52,036,140	$0.22	—	263,410	—	—	—	51,772,730	—	0.22

*	These represent Ordinary Shares repurchased by the Company pursuant to the terms of the SOP.

Options to purchase Ordinary Shares issued to new employees generally vest at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the resting commencement date. Options to purchase Ordinary Shares issued to then-existing employees generally vest at a rate of 25% upon the first, second, third and fourth anniversaries of the vesting commencement date.

Corporate Governance

The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

The Board consists of eight directors. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders meeting by holders of a majority of the Company’s outstanding shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with no more than one class eligible for re-election at any annual shareholders meeting.

The Class I Directors were elected for a term of one year following the completion of the Global Offering and thereafter will serve terms of three years. The Class II Directors were elected for a term of two years following the completion of the Global Offering and thereafter will serve terms of three years. The Class III Directors were elected for a term of three years following the completion of the Global Offering and thereafter will serve terms of three years. The Company completed its Global Offering on March 18, 2004.

The following table sets forth the names and classes of the Directors:

Class I	Class II	Class III
Richard R. Chang	Ta-Lin Hsu	Lai Xing Cai
Henry Shaw	Yen-Pong Jou	Tsuyoshi Kawanishi
	Lip-Bu Tan	Yang Yuan Wang

The Board has established the following committees to assist it in exercising its obligations. These committees consist of non-executive Directors who have been invited to serve as members.

Audit Committee. As of December 31, 2004, the members of the Audit Committee were Yen-Pong Jou, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang. At the meeting of the Board on January 25, 2005, Mr. Jou resigned from the Audit Committee. None of the current members of the Audit Committee has been an executive officer or employee of the Company or any of its subsidiaries. The Audit Committee meets on at least a quarterly basis. See “Connected Transactions” for a description of transactions between the Company and the members of the Audit Committee.

The responsibilities of the Audit Committee include, among other things:

•	making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of compensating and overseeing the work of the Company’s independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team and pre-approving all non-audit services to be provided by the Company’s independent auditor;

•	approving the remuneration and terms of engagement of the Company’s independent auditor;

•	reviewing reports from the Company’s independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between the Company and the independent auditor;

•	pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding two years;

•	reviewing the Company’s annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•	reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s internal audit team and the quality and effectiveness of the Company’s internal controls;

•	reviewing the Company’s risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•	establishing procedures for the treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and

•	obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

Compensation Committee. As of December 31, 2004, the members of the Company’s compensation committee (the “Compensation Committee”) were Ta-Lin Hsu, Tsuyoshi Kawanishi and Lip-Bu Tan. None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries. See “Connected Transactions” for a description of transactions between the Company and the members of the Compensation Committee.

The responsibilities of the Compensation Committee include, among other things:

•	approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s chief executive officer and reviewing the results of the chief executive officer’s evaluation of the performance of the Company’s other executive officers;

•	reviewing and making recommendations to the Board with respect to Director compensation, including equity-based compensation;

•	administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the Directors, employees and consultants;

•	reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•	ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal and human resources responsibilities.

INTERNAL AUDIT

The internal audit department works with and supports the Company’s management team and the Audit Committee in monitoring the Company’s compliance with its internal governance policies. On a regular basis, the internal audit department will audit the practices, procedures, expenditure and internal controls of the various departments in the Company. After completing an audit, the internal audit department furnishes the Company’s management team and the Audit Committee with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. The internal audit department can also conduct reviews and investigations on an ad hoc basis.

CODE OF BUSINESS CONDUCT AND ETHICS

The Company is committed to a high standard of business ethics and conduct. The Company has established a Code of Business Conduct and Ethics, which provides employees with guidelines pertaining to proper behavior in the workplace and appropriation representation of the Company when outside the workplace.

SARBANES-OXLEY ACT OF 2002

In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Pursuant to the Sarbanes-Oxley Act and the various rules and regulations adopted pursuant thereto or in conjunction therewith, we are required, for fiscal year 2004, to perform an evaluation of the Company’s internal controls over financial reporting and file an assessment of its effectiveness with the SEC. For fiscal year 2006, the Company’s external auditors are required to attest to such valuation.

With the assistance of an independent consultant, the Company has begun to review its internal control systems in order to comply with the requirements of the Sarbanes-Oxley Act within the prescribed time.

Financial Section

57 Report of Independent Registered Public Accounting Firm
58 Consolidated Statements of Operations
60 Consolidated Balance Sheets
62 Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
63 Consolidated Statements of Cash Flows
66 Notes to the Financial Statements

Financial Section

Report of Independent Registered Public Accounting Firm 57

Consolidated Statements of Operations 58

Consolidated Balance Sheets 60

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss) 62

Consolidated Statements of Cash Flows 63

Notes to the Financial Statements 66

Report of Independent Registered Public Accounting Firm

To the Stockholders of Semiconductor Manufacturing International Corporation:

We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and its subsidiaries (the “Company”) as of December 31, 2004, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 28, 2005

Consolidated Statements of Operations

(In US dollars)

		Year ended December 31,
	Notes	2004	2003	2002
Sales	20	$974,664,696	$365,823,504	$50,315,345
Cost of sales		709,805,644	357,701,498	103,110,116
Cost of sales — Amortization of deferred stock compensation	17	11,595,131	5,539,275	2,127,822

Gross profit (loss)		253,263,921	2,582,731	(54,922,593)

Operating expenses:
Research and development		78,167,336	32,070,123	37,459,380
General and administrative		46,015,039	27,911,791	17,781,998
Selling and marketing		8,129,592	9,446,819	4,371,243
Litigation settlement	22	23,153,105	—	—
Amortization of deferred stock compensation*	17	15,415,947	5,900,239	1,769,105

Total operating expenses		170,881,019	75,328,972	61,381,726

Income (loss) from operations	25	82,382,902	(72,746,241)	(116,304,319)

Other income (expense):
Interest income		10,587,244	5,615,631	10,980,041
Interest expense		(13,697,894)	(1,424,740)	(176,091)
Foreign currency exchange gain		8,217,567	1,522,661	247,407
Others, net		2,441,057	888,189	2,650,049

Total other income, net		7,547,974	6,601,741	13,701,406

Income (loss) before income tax		89,930,876	(66,144,500)	(102,602,913)
Income tax — current	15	186,044	—	—

Net income (loss)		89,744,832	(66,144,500)	(102,602,913)

Deemed dividends on preference shares	27	18,839,426	37,116,629	—

Income (loss) attributable to holders of ordinary shares		$70,905,406	$(103,261,129)	$(102,602,913)

		Year ended December 31,
	Notes	2004	2003	2002
Income (loss) per share, basic	18	$0.01	$(1.14)	$(1.27)

Income (loss) per share, diluted	18	$0.00	$(1.14)	$(1.27)

Shares used in calculating basic income (loss) per share	18	14,199,163,517	90,983,200	80,535,800

Shares used in calculating diluted income (loss) per share	18	17,934,393,066	90,983,200	80,535,800

* Amortization of deferred stock compensation related to:

Research and development		$5,138,402	$2,842,775	$794,506
General and administrative		8,023,343	1,793,185	569,419
Selling and marketing		2,254,202	1,264,279	405,180

Total		$15,415,947	$5,900,239	$1,769,105

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(In US dollars)

		December 31,
	Notes	2004	2003	2002
ASSETS
Current assets:
Cash and cash equivalents		$607,172,570	$445,276,334	$91,864,301
Short-term investments	5	20,364,184	27,164,603	27,709,258
Accounts receivable, net of allowances of $1,105,165 in 2004, $114,473 in 2003 and $236,851 in 2002	4	169,188,287	90,538,517	20,110,115
Inventories	6	144,017,852	69,923,879	39,825,934
Prepaid expense and other current assets		12,842,994	15,387,319	5,557,196
Assets held for sale	7	1,831,972	32,591,363	—

Total current assets		955,417,859	680,882,015	185,066,804
Land use rights, net	8	39,197,774	41,935,460	49,354,292
Plant and equipment, net	9	3,311,924,599	1,523,564,055	1,290,909,507
Acquired intangible assets, net	10	77,735,299	41,120,465	14,747,500
Investments held to maturity	5	—	3,004,724	—

TOTAL ASSETS		$4,384,275,531	$2,290,506,719	$1,540,078,103

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11	$364,333,613	$211,762,334	$154,208,515
Accrued expenses and other current liabilities		82,857,551	33,298,915	9,979,342
Short-term borrowings	14	91,000,000	—	3,624,597
Redeemable convertible promissory note	13	—	15,000,000	—
Current portion of long-term debt	14	191,986,372	—	—
Note payable to stockholder	12	—	27,018,043	50,000,000
Deposit received from stockholders	12	—	38,351,407	45,842,551
Income tax payable		152,000	—	—

Total current liabilities		730,329,536	325,430,699	263,655,005

Long-term liabilities:
Redeemable convertible promissory note	13	—	—	14,204,721
Long-term debt	14	544,462,074	479,960,575	391,226,808

Total long-term liabilities		544,462,074	479,960,575	405,431,529

Total liabilities		1,274,791,610	805,391,274	669,086,534

		December 31,
	Notes	2004	2003	2002
Commitments	19
Stockholders’ equity:
Series A convertible preference shares, $0.0004 par value, nil, 1,000,000,000 and 1,000,000,000 shares authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 954,977,374 in 2003 and 953,750,786 in 2002, respectively	16	—	381,990	381,499
Series A-1 non-convertible preference shares, $0.00001 par value, nil, 1,000,000,000 and 1,000,000,000 shares authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 219,499,674 in 2003 and 2002, respectively	16	—	2,195	2,195
Series A-2 convertible preference shares, $0.0004 par value, nil, 42,373,000 and 42,373,000 authorized in 2004, 2003 and 2002 shares issued and outstanding and nil in 2004, 42,373,000 in 2003 and 2002, respectively	16	—	16,949	16,949
Series B convertible preference shares, $0.0004 par value, nil, 50,000,000 and 50,000,000 authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 2,350,000 in 2003 and 2002, respectively	16	—	940	940
Series C convertible preference shares, $0.0004 par value, nil, 215,285,714 and nil authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 181,718,858 in 2003 and nil in 2002, respectively	16	—	72,688	—
Series D convertible preference shares, $0.0004 par value, nil, 122,142,857 and nil authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 7,142,857 in 2003 and nil in 2002, respectively	16	—	2,857	—
Ordinary shares, $0.0004 par value, 50,000,000,000, 22,454,944,800 and 14,423,730,000 shares authorized in 2004, 2003 and 2002, shares issued and outstanding 18,232,179,139 in 2004, 242,595,000 in 2003 and 241,435,500 in 2002, respectively	16	7,292,872	97,038	96,570
Warrants	17	32,387	37,839,931	—
Additional paid-in capital		3,289,724,885	1,835,820,085	1,139,760,359
Subscription receivable from stockholders		—	(105,420,031)	(107,430,000)
Notes receivable from stockholders	17	(391,375)	(36,026,073)	(36,994,608)
Accumulated other comprehensive income		387,776	199,827	30,004
Deferred stock compensation		(51,177,675)	(40,582,596)	(20,843,113)
Accumulated deficit		(136,384,949)	(207,290,355)	(104,029,226)

Total stockholders’ equity		3,109,483,921	1,485,115,445	870,991,569

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$4,384,275,531	$2,290,506,719	$1,540,078,103

Net current assets (liabilities)		$225,088,323	$355,451,316	$(78,588,201)

Total assets less current liabilities		$3,653,945,995	$1,965,076,020	$1,276,423,098

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders’ Equity and

Comprehensive Income (Loss)

(In US dollars)

	Preference shares
	Series A convertible shares		Series A-1 non-convertible shares		Series A-2 convertible shares		Series B convertible shares		Series C convertible shares		Series D Convertible shares
	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount
Balance at January 1, 2002	802,463,670	$320,985	219,499,674	$2,195	—	$—	—	$—	—	$—	—	$—
Issuance of Series A convertible preference shares	99,450,994	39,780	—	—	—	—	—	—	—	—	—	—
Issuance of Series A-2 convertible preference shares	—	—	—	—	42,373,000	16,949	—	—	—	—	—	—
Exercise of employee stock options	30,154,250	12,062	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted shares	(818,350)	(328)	—	—	—	—	—	—	—	—	—	—
Issuance of Series B convertible preference shares	—	—	—	—	—	—	2,350,000	940	—	—	—	—
Exercise of Series A convertible preferred options to investors	22,500,222	9,000	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivables from stockholders	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2002	953,750,786	381,449	219,499,674	2,195	42,373,000	16,949	2,350,000	940	—	—	—	—
Issuance of warrants to a service provider	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series C convertible preference shares and warrants (net of share issuance costs of $800,000)	—	—	—	—	—	—	—	—	180,000,000	72,000	—	—
Issuance of Series C convertible preference share to employees	—	—	—	—	—	—	—	—	1,718,858	688	—	—
Issuance of Series D convertible preference share and Series D warrant for license agreements	—	—	—	—	—	—	—	—	—	—	7,142,857	2,857
Exercise of employee stock options	2,467,900	987	—	—	—	—	—	—	—	—	—	—
Repurchases of restricted shares	(1,241,312)	(496)	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivables from stockholders	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—
Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2003	954,977,374	381,990	219,499,674	2,195	42,373,000	16,949	2,350,000	940	181,718,858	72,688	7,142,857	2,857
Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	—	—	—	—	—	—	—	—	95,714,286	38,286
Issuance of Series D preference shares in exchange for software licenses	—	—	—	—	—	—	—	—	—	—	914,285	365
Issuance of Series B convertible preference shares in exchange for intangible assets	—	—	—	—	—	—	750,000	300	—	—	—	—
Issuance of Series B convertible preference shares to a service provider	—	—	—	—	—	—	12,343	5	—	—	—	—
Conversion of preference share to ordinary shares upon initial public offering	(954,922,624)	(381,968)	—	—	(42,373,000)	(16,949)	(3,112,343)	(1,245)	(181,718,858)	(72,688)	(103,771,428)	(41,508)
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$ 37,007,406)	—	—	—	—	—	—	—	—	—	—	—	—
Redemption of Series A-1 preference shares	—	—	(219,499,674)	(2,195)	—	—	—	—	—	—	—	—
Shares and warrants issued to a service provider	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares in exchange for equipment	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted preference shares	(54,750)	(22)	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	—	—	—
Collection of note receivables from employees	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—
Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

	Ordinary Share	Amount	Warrants	Additional Paid-in capital	Subscription receivable from stockholders	Notes receivables from stockholders	Accumulated other comprehensive income (loss)	Deferred stock compensation, net	Accumulated deficit	Total stockholders equity	Comprehensive income (loss)
Balance at January 1, 2002	178,278,500	$71,311	$—	$897,141,698	$(369,479,172)	$(7,893,167)	$(63,841)	$(4,685,329)	$(1,426,313)	$513,988,367
Issuance of Series A convertible preference shares	—	—	—	110,460,220	(95,500,000)	—	—	—	—	15,000,000
Issuance of Series A-2 convertible preference shares	—	—	—	49,983,191	—	—	—	—	—	50,000,140
Exercise of employee stock options	68,032,000	27,209	—	34,197,444	—	(29,101,441)	—	—	—	5,135,274
Repurchase of restricted shares	(4,875,000)	(1,950)	—	(944,465)	—	—	—	—	—	(946,743)
Issuance of Series B convertible preference shares	—	—	—	3,876,560	—	—	—	—	—	3,877,500
Exercise of Series A convertible preferred options to investors	—	—	—	24,991,000	—	—	—	—	—	25,000,000
Collection of subscription receivables from stockholders	—	—	—	—	357,549,172	—	—	—	—	357,549,172
Deferred stock compensation, net	—	—	—	20,054,711	—	—	—	(16,157,784)	—	3,896,927
Net loss	—	—	—	—	—	—	—	—	(102,602,913)	(102,602,913)	$(102,602,913)
Foreign currency translation adjustments	—	—	—	—	—	—	(35,147)	—	—	(35,147)	(35,147)
Unrealized gain on short-term investments	—	—	—	—	—	—	128,992	—	—	128,992	128,992

Balance at December 31, 2002	241,435,500	96,570	—	1,139,760,359	(107,430,000)	(36,994,608)	30,004	(20,843,113)	(104,029,226)	870,991,569	$(102,509,068)
Issuance of warrants to a service provider	—	—	129,942	—	—	—	—	—	—	129,942
Issuance of Series C convertible preference shares and warrants (net of share issuance costs of $800,000)	—	—	35,645,570	593,482,430	(105,000,000)	—	—	—	—	524,200,000
Issuance of Series C convertible preference share to employees	—	—	—	8,722,585	—	—	—	—	—	8,723,273
Issuance of Series D convertible preference share and Series D warrant for license agreements	—	—	2,064,419	22,932,724	—	—	—	—	—	25,000,000
Exercise of employee stock options	12,000,500	4,800	—	4,129,250	—	968,535	—	—	—	5,103,572
Repurchases of restricted shares	(10,841,000)	(4,332)	—	(1,502,889)	—	—	—	—	—	(1,507,717)
Collection of subscription receivables from stockholders	—	—	—	—	107,009,969	—	—	—	—	107,009,969
Deferred stock compensation, net	—	—	—	31,178,997	—	—	—	(19,739,483)	—	11,439,514
Deemed dividend on preference shares	—	—	—	37,116,629	—	—	—	—	(37,116,629)	—
Net loss	—	—	—	—	—	—	—	—	(66,144,500)	(66,144,500)	$(66,144,500)
Foreign currency translation adjustments	—	—	—	—	—	—	143,570	—	—	143,570	143,570
Unrealized gain on short-term investments	—	—	—	—	—	—	26,253	—	—	26,253	26,253

Balance at December 31, 2003	242,595,000	97,038	37,839,931	1,835,820,085	(105,420,031)	(36,026,073)	199,827	(40,582,596)	(207,290,355)	1,485,115,445	$(65,974,677)
Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	27,663,780	308,141,738	—	—	—	—	—	335,843,804
Issuance of Series D preference shares in exchange for software licenses	—	—	—	5,059,891	—	—	—	—	—	5,060,256
Issuance of Series B convertible preference shares in exchange for intangible assets	—	—	—	2,739,553	—	—	—	—	—	2,739,853
Issuance of Series B convertible preference shares to a service provider	—	—	—	45,085	—	—	—	—	—	45,090
Conversion of preference share to ordinary shares upon initial public offering	14,927,787,480	5,971,115	(65,373,769)	59,917,012	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$ 37,007,406)	3,030,303,000	1,212,121	—	1,015,647,030	—	—	—	—	—	1,016,859,151
Redemption of Series A-1 preference shares	—	—	—	—	—	—	—	—	—	(2,195)
Shares and warrants issued to a service provider	136,640	55	(97,555)	17,910	—	—	—	—	—	(79,590)
Issuance of ordinary shares in exchange for equipment	23,957,830	9,583	—	5,212,597	—	—	—	—	—	5,222,180
Exercise of stock options	20,766,689	8,307	—	1,590,804	—	—	—	—	—	1,599,111
Repurchase of restricted ordinary shares	(13,367,500)	(5,347)	—	(851,592)	—	—	—	—	—	(856,939)
Repurchase of restricted preference shares	—	—	—	(60,811)	—	—	—	—	—	(60,833)
Collection of subscription receivable from stockholders	—	—	—	—	105,420,031	—	—	—	—	105,420,031
Collection of note receivables from employees	—	—	—	—	—	35,634,698	—	—	—	35,634,698
Deferred stock compensation, net	—	—	—	37,606,157	—	—	—	(10,595,079)	—	27,011,078
Deemed dividend on preference shares	—	—	—	18,839,426	—	—	—	—	(18,839,426)	—	—
Net income	—	—	—	—	—	—	—	—	89,744,832	89,744,832	$89,744,832
Foreign currency translation adjustments	—	—	—	—	—	—	256,391	—	—	256,391	256,391
Unrealized gain on investments	—	—	—	—	—	—	(68,442)	—	—	(68,442)	(68,442)

Balance at December 31, 2004	18,232,179,139	$7,292,872	$32,387	$3,289,724,885	$—	$(391,375)	$387,776	$(51,177,675)	$(136,384,949)	$3,109,483,921	$89,932,781

Consolidated Statements of Cash Flows

(In US dollars)

	Year ended December 31,
	2004	2003	2002
Operating activities:
Income (loss) attributable to holders of ordinary shares	$70,905,406	$(103,261,129)	$(102,602,913)
Deemed dividends on preference shares	18,839,426	37,116,629	—

Net income (loss)	89,744,832	(66,144,500)	(102,602,913)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on disposal of plant and equipment	(733,822)	(8,029)	—
(Reversal of) bad debt expense	990,692	(122,378)	236,851
Depreciation and amortization	456,960,522	233,904,866	84,536,761
Non-cash interest expense	—	795,279	176,091
Amortization of acquired intangible assets	14,368,025	3,461,977	990,000
Amortization of deferred stock compensation	27,011,078	11,439,514	3,896,927
Stock compensation from Series C convertible preference shares	—	2,707,201	—
Changes in operating assets and liabilities:
Accounts receivable	(79,640,462)	(70,306,024)	(20,346,966)
Inventories	(74,093,973)	(30,097,945)	(35,076,935)
Prepaid expense and other current assets	2,551,664	(8,868,710)	(4,030,763)
Accounts payable	49,235,998	18,752,474	19,676,776
Income tax payable	152,000	—	—
Accrued expenses and other current liabilities	32,115,883	18,756,638	3,742,295

Net cash provided by (used in) operating activities	518,662,437	114,270,363	(48,801,876)

Investing activities:
Purchase of plant and equipment	(1,838,773,389)	(453,097,184)	(761,704,038)
Purchase of acquired intangible assets	(7,307,996)	(3,585,000)	(11,860,000)
Purchase of short-term investments	(66,224,919)	(23,985,420)	(27,580,266)
Sale (purchase) of investments held to maturity	3,004,297	(3,004,724)	—
Sale of short-term investments	72,957,324	24,556,329	—
Proceeds received from sale of assets held for sale	8,215,128	4,562,934	—
Proceeds from disposal of plant and equipment	1,343,003	54,613	—
Decrease in restricted cash	—	—	50,000,000

Net cash used in investing activities	(1,826,786,552)	(454,498,452)	(751,144,304)

	Year ended December 31,
	2004	2003	2002
Financing activities:
Proceeds from short-term borrowings	91,000,000	30,000,000	3,624,597
Repayment of short-term borrowings	—	(33,624,597)	(102,973,518)
Repayment of note payable to stockholder for land use rights	(12,778,797)	(23,981,957)	—
Proceeds from long-term debt	256,487,871	88,733,767	391,226,808
Repayment of redeemable convertible promissory note	(15,000,000)	—	—
Proceeds from issuance of Series A convertible preference shares	—	—	15,000,000
Proceeds from issuance of Series A-2 convertible preference shares	—	—	50,000,140
Proceeds from exercise of Series A convertible preference share options	—	—	25,000,000
Proceeds from issuance of Series C convertible preference shares	—	530,216,072	—
Proceeds from issuance of Series D convertible preference shares	30,000,000	—	—
Proceeds from issuance of ordinary shares from initial public offering	1,016,859,151	—	—
Collection of subscription receivables, net	105,420,031	107,009,969	357,549,172
Proceeds from exercise of employee stock options	681,339	2,634,442	4,188,531
Collection of notes receivables from employees	35,245,774	—	—
Change in deposits received from stockholders	(38,151,407)	(7,491,144)	(30,690,470)

Net cash provided by financing activities	1,469,763,962	693,496,552	712,925,260

Effect of exchange rate changes	256,389	143,570	(35,147)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	161,896,236	353,412,033	(87,056,067)
CASH AND CASH EQUIVALENTS, beginning of year	445,276,334	91,864,301	178,920,368

CASH AND CASH EQUIVALENTS, end of year	$607,172,570	$445,276,334	$91,864,301

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$34,044	$8,379	$2,500

Interest paid	$20,104,223	$14,732,932	$7,291,168

	Year ended December 31,
	2004	2003	2002
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Series A convertible preference shares issued to investors for subscription receivable	$—	$—	$95,500,000
Series B convertible preference shares issued in exchange for research and development technology	$—	$—	$990,000
Redeemable convertible promissory note issued in exchange for equipment and intangible assets	$—	$—	$15,000,000
Series C convertible preference shares issued to investors for subscription receivable	$—	$105,000,000	$—
Issuance of Series C convertible preference share warrants	$—	$35,645,570	$—
Note payable waived by stockholder in exchange for land use rights	$(14,239,246)	$—	$—
Series D convertible preference shares issued to acquire assets and assume liabilities from Motorola and MCEL	$278,180,024	$25,000,000	$—
Issuance of Series D convertible preference share warrants	$27,663,780	$2,064,419	$—
Deemed dividends on Series C and Series D convertible preference shares	$18,839,426	$37,116,629	$—
Series D convertible preference shares issued in exchange for certain software licenses	$5,060,256	$—	$—
Series B convertible preference shares issued in exchange for acquired intangible assets	$2,739,853	$—	$2,887,500
Series B convertible preference shares issued to a service provider	$45,090	$—	$—
Conversion of preference shares into ordinary shares upon initial public offering	$5,971,115	$—	$—
Ordinary shares and warrants issued to a service provider	$(79,590)	$—	$—
Ordinary shares issued in exchange for equipment	$5,222,180	$—	$—
Deferred stock compensation	$10,595,079	$19,739,483	$16,157,784
Ordinary and preference shares issued in exchange for employee note receivable	$(388,924)	$(968,535)	$29,101,441

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Financial Statements

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000 and its subsidiaries as of December 31, 2004 include the following:

Name of company	Place and date of incorporation/ establishment	Attributable equity interest held	Principal activity
Garrison Consultants Limited (“Garrison”)	Western Samoa April 3, 2000	100%	Provision of consultancy services
Betterway Enterprises Limited (“Betterway”)	Western Samoa April 5, 2000	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)*	The People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*	The PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products
SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy July 3, 2003	100%	Provision of marketing related activities
SMIC Consulting Corporation*	The PRC September 30, 2003	100%	Inactive
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)*	The PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing International (AT) Corporation	Cayman Islands July 26, 2004	100%	Investment holding
Semiconductor Manufacturing International (Chengdu) Corporation (“SMICD”)*	The PRC August 16, 2004	100%	Manufacturing and trading of semiconductor products

*	Companies registered as wholly foreign-owned enterprises in the PRC

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) is mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include inventory valuation, useful lives and commencement of productive use for plant and equipment and acquired intangible assets, accruals for sales adjustments and warranties, other liabilities and stock compensation expense.

(d)	Certain significant risks and uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for semiconductor manufacturing services; competitive pressures due to excess capacity or price reductions; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to obtain necessary raw materials; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(f)	Investments

Short-term investments consisting primarily of mutual funds, corporate notes and corporate bonds are classified as available for sale and have been recorded at fair market value. Unrealized gains and losses are recorded as accumulated other comprehensive income (loss). Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses.

Debt securities with original maturities greater than one year are classified as long-term investments held to maturity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

(h)	Inventories

Inventories are stated at the lower of cost (weighted average) or market.

Available manufacturing capacity is used to manufacture certain standard products. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. In 2004, 2003 and 2002, inventory was written down by $10,506,374, $nil and $16,485,080, respectively, to reflect the lower of cost or market.

(i)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreements, which range from 50 to 70 years.

(j)	Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility, machinery and equipment	10 years
Manufacturing machinery and equipment	5 years
Furniture and office equipment	3-5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are placed in service.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Acquired intangible assets

Acquired intangible assets, which consist primarily of technology and licenses, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of 5 to 10 years. The Company has determined that its intangible assets were not impaired at December 31, 2004. The Company has no goodwill as of December 31, 2004, 2003 and 2002.

(l)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(m)	Revenue recognition

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Customers do not have any rights of return except pursuant to warranty provisions, which has been minimal. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid or for its costs to ship replacement products. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends. The Company recognizes revenue to customers upon shipment and title transfer. The Company also provides certain services, such as mask making and probing, and revenue is recognized when the services are completed.

(n)	Capitalization of interest

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of $7,531,038, $7,090,635 and $353,696, net of government subsidies of $nil, $7,220,000 and $7,220,000 in 2004, 2003 and 2002, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2004, 2003 and 2002, the Company recorded amortization expenses relating to the capitalized interest of $1,681,089, $307,954 and $nil, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Government subsidies

The Company receives government subsidies in the following four forms:

(1)	Reimbursement of certain interest costs incurred on borrowings

The Company has received government subsidies of $nil, $7,220,000 and $7,220,000 in 2004, 2003 and 2002, respectively, which were calculated based on the interest expense on the Company’s estimated borrowings. The Company records government subsidies as a reduction of capitalized interest for the year and any excess is recorded as other income in the year the cash is received from the government.

(2)	Value added tax refunds

The Company has received subsidies of $1,949,265, $nil and $nil in 2004, 2003 and 2002, respectively, for value added taxes paid by the Company in respect of export sales of semiconductor products. The value added tax refunds have been recorded as a reduction of the costs of sales.

(3)	Government awards

The Company has received government awards of $1,449,888, $nil and $nil in 2004, 2003 and 2002, respectively in recognition of the Company’s efforts to attract and retain individuals with overseas experience in the high technology industry. The government recognition awards are recorded as other income in the statements of operations.

(4)	Sales tax refunds

The Company has received sales tax refunds of $573,992, $nil and $nil in 2004, 2003 and 2002, respectively, which are recorded as an offset of the general and administrative expenses.

(p)	Research and development costs

Research and development costs are expensed as incurred.

(q)	Start-up costs

In accordance with Statement of Position No. 98-5, “Reporting on the costs of start-up activities,” the Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Foreign currency translation

The United States dollar (“US dollar”) is used as the functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollars at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of stockholders’ equity.

(s)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amount in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(t)	Comprehensive income (loss)

Comprehensive income (loss) includes such items as foreign currency translation adjustments and unrealized gains/losses on short-term investments. Comprehensive income (loss) is reported in the statement of stockholders’ equity.

(u)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term investments, short-term borrowings and long-term debt. The carrying values of cash and cash equivalents, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying value of long-term debt approximates fair value due to variable interest rates that approximate market rates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(v)	Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” which requires the Company to record a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the Company to record a charge for the services rendered by the non-employees using the Black-Scholes option pricing model. The Company’s disclosures are in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.”

Had compensation costs for options granted to employees under the Company’s stock option plans been determined based on the fair value at the grant date as prescribed in SFAS No. 123, the Company’s pro forma income (loss) would have been as follows:

	Year ended December 31,
	2004	2003	2002
Income (loss) attributable to holders of ordinary shares	$70,905,406	$(103,261,129)	$(102,602,913)
Add: Stock compensation as reported	27,011,078	11,439,514	3,896,927
Less: Stock compensation determined using the fair value method	(37,486,703)	(17,253,078)	(8,605,238)

Pro forma income (loss) attributable to holders of ordinary shares	$60,429,781	$(109,074,693)	$(107,311,224)

Income (loss) per share:
Basic — pro forma	$0.00	$(1.20)	$(1.33)
Diluted — pro forma	$0.00	$(1.20)	$(1.33)
Basic — as reported	$0.01	$(1.14)	$(1.27)
Diluted — as reported	$0.00	$(1.14)	$(1.27)

The fair values of each option grant and share granted are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	2004	2003	2002
Average risk-free rate of return	2.64%	2.94%	3.68%
Weighted average expected option life	0.5-4 years	4.0 years	4.0 years
Volatility rate	52.45%	67.99%	76.32%
Dividend yield (Preference shares only)	0%	8%	8%

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(w)	Derivative financial instruments

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the US dollar, Japanese Yen or European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2004, 2003 and 2002, gains and losses on the foreign currency forward exchange contracts are recognized in the statement of operations. As of December 31, 2004, 2003 and 2002, the Company had outstanding foreign-currency forward exchange contracts with notional amounts of $61,034,335, $133,010,951 and $43,111,666, respectively. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates. As of December 31, 2004, the fair value of foreign-currency forward exchange contracts, which approximates $283,344, is recorded in accrued expenses and other current liabilities.

Settlement currency	Notional amount	US dollar equivalents
As of December 31, 2004
Japanese Yen	2,915,714,899	$28,111,405
European Euro	20,042,037	27,313,288
US Dollar	46,428,200	5,609,642

		$61,034,335

As of December 31, 2003
Japanese Yen	6,250,900,000	$58,445,915
European Euro	39,652,028	49,565,036
Renminbi	206,917,500	25,000,000

		$133,010,951

As of December 31, 2002
Japanese Yen	2,224,000,000	$18,192,229
European Euro	25,079,949	24,919,437

		$43,111,666

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)	Recently issued accounting standards

In January 2003, the Financial Accounting Standard Boards (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46(R) (Revised to address certain FIN 46 implementation issues). The Company did not have a special purpose entity and adopted the provisions in December 2004.

In December 2003, the Security and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), which codifies, revises and rescinds certain sections of SAB 101, “Revenue Recognition in Financial Statements” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The adoption of this standard did not have a material impact on Company’s financial positions or results of operations.

In November 2004, FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” This statement amends the guidance in Accounting Research Board (“ARB”) No. 43, Chapter 4, ``Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). This Statement require that those items be recognized as current period charges. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this Statement will have a material effect on the Company’s financial position, cash flows or results of operations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(x)	Recently issued accounting standards (Continued)

The Company accounts for stock-based compensation awards issued to employees using the intrinsic value measurement provisions of APB 25. Accordingly, no compensation expense has been recorded for stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the option grant date. On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, SFAS 123R requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company has not yet quantified the effects of the adoption of SFAS 123R, but it is expected that the new standard may result in a significant stock-based compensation expense. The pro forma effects on net income and earnings per share if the Company had applied the fair value recognition provisions of original SFAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of APB 25) are disclosed above. Although such pro forma effects of applying original SFAS 123 may be indicative of the effects of adopting SFAS 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by the Company to value stock-based awards; the assumed award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period; and the transition method (as described below) chosen for adopting SFAS 123R.

SFAS 123R will be effective for the Company’s fiscal quarter beginning July 1, 2005, and requires the use of the Modified Prospective Application Method. Under this method SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under the original SFAS 123.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Income (loss) per share

Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be antidilutive.

(z)	Share split

On March 18, 2004, the Company effected a 10-for-1 share split in the form of a share dividend immediately after the conversion of preference shares into ordinary shares. All share information relating to ordinary shares of the Company in the accompanying financial statements, including the conversion price relating to such ordinary shares and stock options, have been adjusted retroactively, which gives effect to the share split.

3.	MOTOROLA ASSET PURCHASE AND LICENSE AGREEMENTS

On September 23, 2003, the Company entered into an agreement to acquire certain assets and assume certain obligations from Motorola, Inc. (“Motorola”) and Motorola (China) Electronics Limited (“MCEL”), a wholly owned subsidiary of Motorola in exchange for 82,857,143 Series D convertible preference shares convertible into ordinary shares at a conversion price of $0.2087 per share and a warrant to purchase 8,285,714 Series D convertible preference shares for $0.01 per share (the “Asset Purchase”). In addition, the Company issued 8,571,429 Series D convertible preference shares convertible into ordinary shares at a conversion price of US$0.2087 per share and a warrant to purchase 857,143 Series D convertible preference shares for $0.01 per share in exchange for $30,000,000. The Company and Motorola completed the Asset Purchase on January 16, 2004.

In conjunction with the Asset Purchase, the Company and Motorola entered into an agreement to license certain technology and intellectual property. In exchange for these licenses, the Company agreed to issue Motorola an aggregate of 11,428,571 Series D convertible preference shares convertible into ordinary shares at a conversion price of $0.2087 per share and a warrant to purchase 1,142,857 Series D convertible preference shares for $0.01 per share. On December 5, 2003, the Company partially closed this license agreement with Motorola and issued to Motorola 7,142,857 Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares at $0.01 per share. On January 16, 2004, the Company closed the license agreement with Motorola and issued to Motorola 4,285,714 series D convertible preference share and a warrant to purchase 428,571 Series D convertible preference shares at $0.01 per share.

4.	ACCOUNTS RECEIVABLE, NET OF ALLOWANCES

The Company determines credit terms for each customer on a case by case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

In addition, for certain customers with long-established relationship and good past repayment histories, a longer credit period may be granted.

An aged analysis of trade debtors is as follows:

	2004	2003	2002
Current	$148,502,815	$74,273,846	$12,476,422
Overdue:
Within 30 days	$15,901,323	$16,114,311	$4,421,174
Between 31 to 60 days	2,656,964	118,220	2,929,532
Over 60 days	2,127,185	32,140	282,987

	$169,188,287	$90,538,517	$20,110,115

5.	INVESTMENTS

The following is a summary of short-term available-for-sale securities:

	December 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate note	$10,000,000	$—	$—	$10,000,000
Mutual fund	10,277,379	86,805	—	10,364,184

	$20,277,379	$86,805	$—	$20,364,184

	December 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate bond	$3,023,938	$12,462	$—	$3,036,400
Mutual fund	23,985,420	142,783	—	24,128,203

	$27,009,358	$155,245	$—	$27,164,603

5.	INVESTMENTS (Continued)

	December 31, 2002
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Range note	$10,000,000	$109,500	$—	$10,109,500
Corporate bond	3,125,414	26,814	—	3,152,228
Mutual fund	14,454,852	—	(7,322)	14,447,530

	$27,580,266	$136,314	$(7,322)	$27,709,258

The cost and estimated fair value of the long-term debt securities held to maturity by contractual maturity, were as follows:

	December 31, 2003
Maturity Date	Cost	Estimated Fair Value
Due in 2–5 years	$3,004,724	$2,992,160

As of December 31, 2004 and 2002, the Company did not have any long-term debt securities.

6.	INVENTORIES

	2004	2003	2002
Raw materials	$39,336,929	$15,799,636	$6,315,375
Work in progress	83,953,481	50,079,252	21,670,790
Finished goods	20,727,442	4,044,991	11,839,769

	$144,017,852	$69,923,879	$39,825,934

7.	ASSETS HELD FOR SALE

Assets held for sale represent residential real estate that the Company has constructed for its employees. During 2003, the Company decided to offer to sell this real estate to its employees over the next twelve months. Accordingly, the Company has classified the $32,591,363 carrying value as assets held for sale. As of December 31, 2004, the Company has sold residential real estate with a carrying value of $12,089,113 to employees and received cash payments of $12,778,062, which resulted in a gain on disposition of $688,949. The remaining balance of $1,831,972 is pending receipt of the final government approvals for the sales. The Company has reclassified the unsold real estate units of $18,670,278 to plant and equipment and recorded a cumulative adjustment for depreciation expense of $1,155,623, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as plant and equipment. The management has determined that the carrying value of assets reclassified did not exceed their fair value.

8.	LAND USE RIGHTS, NET

	2004	2003	2002
Land use rights (50–70 years)	$42,412,453	$44,136,870	$50,999,055
Less: accumulated amortisation	(3,214,679)	(2,201,410)	(1,644,763)

	$39,197,774	$41,935,460	$49,354,292

9.	PLANT AND EQUIPMENT, NET

	2004	2003	2002
Buildings	$203,375,644	$91,436,319	$101,796,645
Facility, machinery and equipment	339,852,626	112,611,314	62,704,850
Manufacturing machinery and equipment	2,838,231,084	1,331,916,555	525,826,486
Furniture and office equipment	51,932,370	27,840,169	18,852,348
Transportation equipment	1,324,144	769,227	727,565

	3,434,715,868	1,564,573,584	709,907,894

Less: accumulated depreciation and amortization	(772,416,194)	(315,993,086)	(84,346,253)
Construction in progress	649,624,925	274,983,557	665,347,866

	$3,311,924,599	$1,523,564,055	$1,290,909,507

10.	ACQUIRED INTANGIBLE ASSETS, NET

	2004	2003	2002
Cost:
Technology	$5,782,943	$5,817,442	$6,677,500
Licenses	85,719,858	34,702,500	4,997,500
Patent licenses	4,062,500	4,062,500	4,062,500

	$95,565,301	$44,582,442	$15,737,500

Accumulated Amortization:
Technology	(2,451,817)	(1,218,750)	(990,000)
Licenses	(13,637,114)	(870,536)	—
Patent licenses	(1,741,071)	(1,372,691)	—

	(17,830,002)	(3,461,977)	(990,000)

Acquired intangible assets, net	$77,735,299	$41,120,465	$14,747,500

2004

The Company issued 4,285,714 Series D convertible preference shares and a warrant to purchase 428,571 Series D convertible preference shares at $0.01 per share in exchange for certain licenses from Motorola, which was valued at $15,000,000 (see Note 3).

The Company issued 914,285 Series D convertible preference shares to a strategic technology partner in exchange for certain software licenses, which was valued at $5,060,256.

The Company entered into various other license agreements with third parties whereby the Company purchased licenses for $28,217,249.

2003

The Company issued a warrant to purchase 57,143 Series B convertible preference shares for an intellectual property development license which was valued at $129,942 as of December 31, 2003. In conjunction with the intellectual property development license agreement, the Company would redeem the warrant in increments when the contractual party (“service provider”) meets certain predetermined milestones stipulated in the agreement. In 2004, upon attaining certain milestones, the Company issued 12,343 shares of Series B convertible preference shares valued at $45,090 and 136,640 ordinary shares valued at $17,965, respectively, to the service provider. As of December 31, 2004, the warrant to purchase 359,300 ordinary shares was valued at $32,387.

10.	ACQUIRED INTANGIBLE ASSETS, NET (Continued)

2003 (Continued)

The Company issued 7,142,857 Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares at $0.01 per share in exchange for certain licenses from Motorola, which was valued at $25,000,000 (see Note 13).

The Company entered into various other license agreements with strategic partners whereby the Company purchased licenses $4,705,000.

2002

The Company entered into a technology agreement with a strategic partner. The Company paid $110,000 for the rights to certain software products.

The Company entered into a technology agreement with a strategic partner. The Company issued 600,000 Series B convertible preference shares with an estimated fair value of $990,000 in exchange for development of process technology by the strategic partner and expensed this amount over the development period in 2002.

The Company entered into a technology license transfer agreement with a strategic partner. The Company paid $4,750,000 and issued 83,333 Series B convertible preference shares valued at $137,500 in exchange for certain licenses. Upon the earlier to occur of (i) achievement of accumulated sales of an agreed upon number of wafers using this technology or (ii) the Company’s filing of its registration statement relating to its initial public offering, the Company is required under the technology license transfer agreement to pay the strategic partner an additional $250,000 and issue 750,000 Series B convertible preference shares with an exercise price of $3.00 per share. Upon the achievement of accumulated sales of an additional number of wafers using this technology, the Company is further required under the agreement to issue the strategic partner 833,334 Series B convertible preferences shares with an exercise price of $3.00 per share. In March 2004, the Company paid $250,000 and issued 750,000 shares of Series B convertible preference shares with a fair value of $2,739,853 upon attaining certain milestones.

The Company entered into an agreement with a strategic partner whereby the Company purchased equipment and technology and patent licenses in exchange for a cash payment of $15,000,000, 1,666,667 shares of Series B convertible preference shares valued at $2,750,000 and a $15,000,000 redeemable convertible promissory note (see Note 13).

All acquired technology intangible assets are generally amortized over a period of 5 years. Occasionally, licenses for advanced technologies are amortized over longer periods up to 10 years. The Company recorded amortization expense of $14,368,025, $3,461,977 and $990,000 in 2004, 2003 and 2002, respectively. The Company will record amortization expenses related to the acquired intangible assets of $19,732,972, $19,732,972, $18,553,305, $15,039,744 and $4,676,306 for 2005, 2006, 2007, 2008 and 2009, respectively.

11.	ACCOUNTS PAYABLE

An aged analysis of the accounts payable is as follows:

	2004	2003	2002
Current	$307,396,991	$184,834,802	$140,368,129
Overdue:
Within 30 days	38,803,625	17,666,570	3,194,757
Between 31 to 60 days	4,351,844	3,397,082	6,764,627
Over 60 days	13,781,153	5,863,880	3,881,002

	$364,333,613	$211,762,334	$154,208,515

12.	DEPOSIT RECEIVED FROM STOCKHOLDERS AND NOTE PAYABLE TO STOCKHOLDER

During 2003 and 2002, the Company received subscription deposits from existing and potential investors to secure the future purchase of the Company’s convertible preference shares. The Company converted the deposits as partial purchase consideration of convertible preference shares. The Company incurred interest expense of $nil, $147,779 and $nil in 2004, 2003 and 2002.

During 2001, the Company purchased land use rights from a stockholder for $50,000,000 in exchange for a note payable. The Company has repaid $22,981,957 in 2003 and $12,778,797 in 2004. The remaining balance was waived by the stockholder.

13.	REDEEMABLE CONVERTIBLE PROMISSORY NOTE

In 2002, the Company entered into a technology transfer agreement with a third party whereby the Company acquired technology and patent licenses in exchange for $15,000,000, 1,666,667 Series B convertible preference shares valued at $2,750,000 and a $15,000,000 non-interest bearing redeemable convertible promissory note which is callable by the holder. The Company has recorded a discount for the imputed interest on the redeemable convertible promissory note which has been recorded as a direct reduction of the face amount of the note. The Company calculated the discount using an effective interest rate of 3.69%, resulting in a discount of $971,370. In January 2004, the Company redeemed the convertible promissory note in cash. In 2004, 2003 and 2002, the Company recorded interest expense of $nil, $795,279 and $176,091 relating to the amortization of the discount, respectively.

14.	INDEBTEDNESS

Short-term and long-term debt is as follows:

	2004	2003	2002
Short-term borrowings from commercial bank (a)	$91,000,000	$—	$—
Short-term borrowings from government (b)	—	—	3,624,597

	$91,000,000	$—	$3,624,597

Long-term debt (c):
2005	$191,986,372	$191,984,230	$156,490,723
2006	265,267,355	191,984,230	156,490,723
2007	169,273,861	95,992,115	78,245,362
2008	73,280,572	—	—
2009	36,640,286	—	—

	736,448,446	479,960,575	391,226,808

Less: current maturities of long-term debt	191,986,372	—	—

Non-current maturities of long-term debt	$544,462,074	$479,960,575	$391,226,808

(a)	Short-term borrowings from commercial bank

As of December 31, 2003, the Company had five short-term agreements that provided borrowings totalling up to $210,615,750 on a revolving credit basis. At December 31, 2003, the Company has not borrowed under these agreements. Borrowings under the credit agreements are unsecured. The interest expense incurred in 2003 was $111,533, which was capitalized as additions to assets under construction. The average interest rate on the loan was 2.47% in 2003.

As of December 31, 2004, the Company had seven short-term credit agreements that provided total credit facilities up to $253,000,000 on a revolving credit basis. As of December 31, 2004, the Company had drawn down $91,000,000 under these credit agreements and $162,000,000 is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2004 was $360,071. The interest rates on the loan ranged from 1.77% to 3.57% in 2004.

14.	INDEBTEDNESS (Continued)

(b)	Short-term borrowings from government

In 2002, the Company entered into an interest free short-term loan with Beijing Economic Technological Investment Development Corp., in an amount of $3,624,597. As of December 31, 2003, the loan has been repaid. The Company has not recorded a discount resulting from the imputed interest on the non-interest bearing short-term borrowings as management believes it does not materially impact the Company’s financial position, cash flows and results of operations.

(c)	Long-term debt

In December 2001, the Company entered into a long-term debt agreement for $432,000,000. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, the Company has fully utilized the loan amount. In 2004, the interest rate on the loan ranges from 2.82% to 4.34%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2005 in five semi-annual installments of $86,400,000. The interest expense incurred in 2004, 2003 and 2002 was $14,014,698, $12,326,043 and $6,618,541, respectively, of which $6,396,254, $11,921,430 and $6,618,541 was capitalized as additions to assets under construction in 2004, 2003 and 2002, respectively.

The Company had a RMB denominated line of credit of RMB396,960,000 ($47,966,446) in 2001, with the same financial institutions. As of December 31, 2004, the Company has fully drawn on the line of credit. The interest rate for the loan is calculated based on the basic rate of a five-year term loan published by the People’s Bank of China. The principal amount is repayable starting in March 2005 in five semi-annual installments of $9,593,289. The annual interest rate on the loan was 5.02% in 2004. The interest expense incurred in 2004, 2003 and 2002 was $2,451,885, $2,354,741 and $428,334, respectively, of which $1,134,784, $2,277,672 and $428,334 was capitalized as additions to assets under construction in 2004, 2003 and 2002, respectively.

In January 2004, the Company entered into the second phase long-term facility arrangement for $256,482,000 with the same financial institutions. As of December 31, 2004, the Company has fully utilized the loan. In 2004, the interest rate on the loan ranged from 2.75% to 4.34%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2006 in seven semi-annual installments of $36,640,286. The interest expense incurred in 2004 was $3,890,105, of which nil was capitalized as additions to assets under construction in 2004.

In connection with the second phase long-term facility arrangement, the Company has a RMB denominated line of credit of RMB235,678,000 ($28,476,030). As of December 31, 2004, the Company has no borrowings on this line of credit.

The long-term debt arrangements contain financial covenants as defined in the loan agreement. The Company has met these covenants at December 31, 2004.

The total outstanding balance of long-term debt is collateralized by certain plant and equipment at the original cost of $2,024,799,202 at December 31, 2004.

15.	INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the relevant regulation and upon approval by the governmental agency, the Company’s Shanghai, Beijing and Tianjin subsidiaries are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years. The Company’s other subsidiaries are subject to respective local country’s income tax law, including those of Japan, the United States of America, Taiwan and Europe. In 2004, the Company’s US subsidiary has recorded current income tax expense of $186,044 resulting from certain non-deductible stock-based compensation being allocated to such entity. The Company had minimal taxable income in Japan and Europe.

The principal components of the temporary differences are as follows:

	2004	2003	2002
Temporary differences may generate deferred tax assets are as follows:
Allowances and reserves	$11,824,717	$328,558	$16,721,931
Warranty reserve	1,875,476	—	—
Capitalized interest	—	—	892,210
Start-up costs	32,490,503	6,878,762	6,441,242
Net operating loss carry forwards	32,216,296	84,473,312	67,282,681
Other	56,622	—	326,917

	$78,463,614	$91,680,632	$91,664,981

Temporary differences may generate deferred tax liabilities are as follows:
Capitalized interest	$(11,753,459)	$(5,890,472)	$—
Unrealized exchange gain	—	(275,783)	—
Other	(146,767)	(53,430)	—

	$(11,900,226)	$(6,219,685)	$—

No deferred taxes have been recorded relating to these differences as they are expected to reverse during the tax exemption period. The tax losses carried forward as at December 31, 2004 amounted to $32,216,296 which were solely generated in the PRC and will expire in 2009.

16. CAPITAL STOCK

In 2004, the Company issued:

(1)	95,714,286 Series D convertible preference shares and a warrant to purchase 9,571,429 Series D convertible preference shares to acquire certain assets and assume certain obligations from Motorola with a fair value of $335,843,804. The accounting treatment requires a beneficial conversion feature on the Series D convertible preference shares to be calculated. The consideration received in the Series D offering was first allocated between the convertible instrument and the Series D warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of a deemed dividend of $18,839,426.

(2)	914,285 Series D convertible preference shares to acquire certain software licenses with a fair value of $5,060,256 from a strategic technology partner. (see Note 10)

(3)	750,000 Series B convertible preference shares to a strategic partner with a fair value of $2,739,853. (see Note 10)

(4)	12,343 Series B convertible preference shares to a service provider which was valued at $45,090. (see Note 10)

(5)	3,030,303,000 ordinary shares in connection with the Initial Public Offing (the “IPO”).

(6)	136,640 ordinary shares to a service provider with a fair value of $17,965. (see Note 10)

(7)	23,957,830 ordinary shares to a supplier in exchange for certain equipment with a fair value of $5,222,180.

In 2003, the Company issued:

(1)	179,667,007 shares of Series C convertible preference shares and a warrant to purchase 17,966,662 Series C convertible preference shares to investors for $628,034,568 (net of issuance costs of $800,000), of which $105,000,000 was outstanding as subscriptions receivable at December 31, 2003 representing 30,000,000 Series C convertible preference shares. In 2004, the Company received a cash payment of $105,000,000 relating to the outstanding subscription receivable. The accounting treatment requires a beneficial conversion feature on the Series C convertible preference shares to be calculated. The proceeds received in the Series C offering were first allocated between the convertible instrument and the Series C warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary share at the commitment date resulting in the recognition of a deemed dividend of $34,585,897.

16. CAPITAL STOCK (Continued)

(2)	7,142,857 shares of Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares for a license agreement with an estimated fair value of $25,000,000. The accounting treatment requires a beneficial conversion feature on the Series D convertible preference shares to be calculated. The consideration received in the Series D offering were first allocated between the convertible instrument and the Series D warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of a deemed dividend of $1,942,163.

(3)	332,993 shares of Series C convertible preference shares and a warrant to purchase 33,299 Series C convertible preference shares to investors for $1,165,432. The accounting treatment requires a beneficial conversion feature on the Series C convertible preference shares to be calculated. The proceeds received in the Series C offering were first allocated between the convertible instrument and the Series C warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary share at the commitment date resulting in the recognition of a deemed dividend of $588,569.

(4)	1,718,858 shares of Series C convertible preference shares were issued to certain employees for $6,016,072. These shares were issued at a price below their estimated fair-market value and, accordingly, the Company has recorded a compensation charge of $2,707,201.

In 2002, the Company issued:

(1)	99,450,994 shares of Series A convertible preference shares for $110,500,000, of which $95,500,000 was outstanding as subscription receivable at December 31, 2002 representing 85,950,859 Series A convertible preference shares. In 2003, the Company received a cash payment of $95,079,969 relating to the outstanding subscription receivable leaving a balance of $420,031 at December 31, 2003, representing 378,032 Series A convertible preference shares. In 2004, the Company received the remaining balance of $420,031.

(2)	42,373,000 shares of Series A-2 convertible preference shares for $50,000,140.

(3)	2,350,000 shares of Series B convertible preference shares as partial consideration for the purchase of certain intangible assets.

(4)	22,500,222 shares of Series A convertible preference shares for cash consideration of $25,000,000.

16. CAPITAL STOCK (Continued)

The outstanding Series A, Series A-2, Series B, Series C and Series D convertible preference shares (“convertible preference shares”) automatically converted into an aggregate of 14,927,787,480 shares of ordinary shares, upon the IPO. All outstanding warrants and options to purchase convertible preference shares automatically converted into warrants and options to purchase ordinary shares upon completions of the IPO. Prior to their conversion into ordinary shares, the holders of convertible preference shares were entitled to participate in all dividends paid to the common stockholders on an as converted base, when and if such dividends were declared by the Board. While the convertible preference shares were outstanding, the Company was not permitted to pay any dividend with regard to any share of ordinary shares of the Company unless and until all dividends on the convertible preference shares had been paid. The holders of convertible preference shares were entitled to the same voting rights as that of holders of ordinary shares. The Series A convertible preference shares, Series A-2 convertible preference shares, Series B convertible preference shares, Series C convertible preference shares and Series D convertible preference shares had aggregate liquidation preference of $1,302,060,139, $58,000,162, $7,050,000, $686,897,283 and $27,000,000, respectively, as of December 31, 2003 and had preferential rights relating to all ordinary shares.

Each Series A-1 preference share constitutes a separate class of non-transferable, non-voting, non-convertible, dividend-bearing, redeemable preference shares. The Company redeemed 219,499,674 shares of Series A-1 preference shares immediately prior to the completion of the initial public offering at the total redemption price of $2,195.

17. STOCK OPTIONS

The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 998,675,840 ordinary shares and 536,566,500 of Series A convertible preference shares are authorized under the Plans. Under the terms of the Plans, options are generally granted at prices equal to the fair market value as estimated by the Board of Directors, expire 10 years from the date of grant and are amortized on a straight-line basis generally over 4 years. The Company has not issued stock options under the Plans since the IPO. As of December 31, 2004, options to purchase 724,297,100 shares of ordinary shares were outstanding. As of December 31, 2004, options to purchase 267,516,471 ordinary shares were available for future grant.

In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the completion of the IPO, the Company began issuing stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant. As of December 31, 2004, options to purchase 154,389,280 ordinary shares were outstanding. As of December 31, 2004, options to purchase 1,162,110,720 ordinary shares were available for future grants.

17. STOCK OPTIONS (Continued)

In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provides additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company is authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which was 455,409,330 ordinary shares. As of December 31, 2004, 111,953,914 restricted share units were outstanding and 343,455,416 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights.

For stock options granted prior to the initial public offering, the Company has obtained a valuation analysis performed by an independent appraiser to reassess the determination of the market value of the Company’s ordinary and preference shares. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. As a result, stock compensation expense was recorded for the difference between the market value of the ordinary and preference shares and the exercise price of the employee stock options. Subsequent to the initial public offering, options are granted at the fair market value of the ordinary shares at the date of grant. Accordingly, there were no compensation charges generated from these option grants under APB 25.

The Company recorded a stock compensation expense of $23,930,766, $11,439,514 and $3,896,927 in 2004, 2003 and 2002, respectively.

17. STOCK OPTIONS (Continued)

A summary of the stock option activity is as follows:

	Ordinary shares		Preference shares
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at January 1, 2002	129,906,500	$0.01	18,862,150	$1.12
Granted	248,413,800	$0.03	25,893,280	$1.11
Exercised	(68,032,000)	$0.01	(30,154,250)	$1.11
Cancelled	(19,989,900)	$0.02	(1,740,090)	$1.11

Options outstanding at December 31, 2002	290,298,400	$0.02	12,861,090	$1.12
Granted	244,001,200	$0.06	1,289,350	$1.11
Exercised	(12,000,500)	$0.04	(2,467,900)	$1.11
Cancelled	(41,518,620)	$0.05	(1,379,200)	$1.11

Options outstanding at December 31, 2003	480,780,480	$0.04	10,303,340	$1.12
Conversion from preference shares into ordinary shares upon initial public offering	103,033,400	$0.11	(10,303,340)	$1.11
Granted	437,160,230	$0.19	—	—
Exercised	(19,366,689)	$0.05	—	—
Cancelled	(122,921,041)	$0.10	—	—

Options outstanding at December 31, 2004	878,686,380	$0.10	—

The weighted average per-share fair value of options as of the grant date was as follows:

	2004	2003	2002
Ordinary shares	$0.17	$0.13	$0.04
Preference shares	—	$0.70	$0.55

17. STOCK OPTIONS (Continued)

The following table summarizes information with respect to stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
Ordinary shares:
$0.01	102,342,800	6.82 years	$0.01	28,732,650	$0.01
$0.02	72,638,840	7.37 years	$0.02	7,409,930	$0.02
$0.05	201,317,170	8.09 years	$0.05	10,230,750	$0.05
$0.10–0.11	271,527,600	8.38 years	$0.10	47,493,718	$0.11
$0.20–0.28	184,792,220	9.45 years	$0.24	125,000	$0.26
$0.31–0.35	46,067,750	9.18 years	$0.35	45,466,750	$0.34

	878,686,380			139,458,798

Options to non-employees

The Company granted 23,960,000, 200,000 and 1,300,000 options to purchase ordinary shares and Nil, 15,750 and 51,200 options to purchase preference shares to its external consultants in exchange for certain services in 2004, 2003 and 2002, respectively. The Company recorded a stock compensation expense of $765,557, $26,296 and $23,383 in 2004, 2003 and 2002, respectively, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Average risk free rate of return	2.64%	2.94%	3.68%
Weighted average contractual option life	0.5-4 years	4 years	4 years
Volatility rate	52.45%	67.99%	76.32%
Dividend yield (Preference shares only)	—	8%	8%

Restricted share units

In 2004, pursuant to the 2004 EIP, the Company granted 118,190,824 restricted share units, most of which vest over a period of 4 years. The fair value of the restricted share units at the date of grant was $26,001,981, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $3,080,312 in 2004. The total restricted share units outstanding and unvested as of December 31, 2004 were 111,953,914.

17. STOCK OPTIONS (Continued)

Warrants to investors

(1)	In January 2004, the Company granted Motorola a warrant to purchase 9,571,428 Series D convertible preference shares (see Notes 3 & 10). The warrant had an exercise price of $0.01 per share and shall become exercisable after March 31, 2005, but only if a qualified public offering was not completed prior to such date. The fair value of the warrant was approximately $27,663,780 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2004
Expected volatility	57%
Risk-free interest rate	2%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.25 years

In March 2004, the Company completed its initial public offering with an offering price of $0.35 per share. Accordingly, the warrant expired without being exercised.

(2)	Pursuant to the license agreements dated December 5, 2003 between the Company and Motorola (see Notes 3 & 10), the Company granted Motorola a warrant to purchase 714,286 Series D convertible preference shares. The warrants have an exercise price of $0.01 per share and shall become exercisable after March 31, 2005, but only if a qualified public offering is not completed prior to such date. The fair value of the warrant was approximately $2,064,419 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2003
Expected volatility	57%
Risk-free interest rate	2%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.25 years

In March 2004, the Company completed its initial public offering with an offering price of $0.35 per share. Accordingly, the warrant expired without being exercised.

17. STOCK OPTIONS (Continued)

Warrants to investors (Continued)

(3)	On November 20, 2003, the Company granted to one of its stockholders a warrant to purchase 33,299 Series C convertible preference shares. The warrant has an exercise price of $0.01 per share and becomes exercisable after March 31, 2005, but only if a qualified public offering is not completed prior to such date. The fair value of the warrant was approximately $93,743 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2003
Expected volatility	57%
Risk-free interest rate	2%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.25 years

In February 2004, holders of the warrants to purchase Series C convertible preference shares agreed to amend such warrants to provide that the warrants were terminated effective upon completion of the IPO.

(4)	Pursuant to the terms of the Series C convertible preference share agreement dated on September 8, 2003 between the Company and its stockholders, the Company has granted warrants to purchase 17,966,662 Series C convertible preference shares. The warrants have an exercise price of $0.01 per share and shall become exercisable after March 31, 2005, but only if a qualified public offering is not completed prior to such date. The fair value of the warrants was approximately $35,551,827 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2003
Expected volatility	70%
Risk-free interest rate	3%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.50 years

In February 2004, holders of the Company’s Series C convertible preference shares agreed to amend such warrants to provide that the warrants were terminated effective upon completion of the initial public offering in March 2004.

17. STOCK OPTIONS (Continued)

Other warrants

In 2003, the Company entered into an intellectual property development license agreement with a service provider. The service provider has granted the Company a 10 year license to use its related technology in connection with the design of certain products. In exchange for the license SMIC granted a warrant to purchase 57,143 Series B convertible preference shares at $0.35 per share. SMIC will issue the Series B convertible preference shares upon the achievement of certain test results, delivery of certain design and circuit schematics and certain other predetermined development milestones. In 2004, the Company issued 12,343 Series B convertible preference shares and 136,640 ordinary shares valued at $45,090 and $17,965, respectively, upon attaining certain milestones. As of December 31, 2004, the warrant to purchase 359,300 ordinary shares is outstanding. Accordingly, the fair market value of the warrant has been recorded at December 31, 2004 and will continue to be recorded until the service provider completes the remaining milestone, at which time each warrant relating to the completed milestone is adjusted for the last time to its then-current fair value.

The fair value of the warrant was approximately $32,387 and $129,942 at December 31, 2004 and 2003, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Expected price volatility range	52%	60%
Risk-free interest rate	4.1%	4.5%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil	Nil
Contractual life of the warrant	8.53 years	10 years

Option to investors

Pursuant to the terms of the Series A convertible preference share agreement dated in September 2001 between the Company and certain of its shareholders, as amended (the “Purchase Agreement”), the Company granted to certain investors an option (the “Option”) to purchase an aggregate of $35,000,000 worth of Series A convertible preference shares on the same terms and conditions as those purchased by the other investors (as defined in the Purchase Agreement). The fair value of the Option was approximately $5,757,881 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions.

2003
Expected volatility	60%
Risk-free interest rate	3%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of stock option	0.75 year

17. STOCK OPTIONS (Continued)

Option to investors (Continued)

In 2002, the investors exercised an option for cash consideration of $25,000,000 for 22,500,222 of Series A convertible preference shares. The remaining outstanding options expired on June 30, 2002.

Notes receivable from employees

At December 31, 2004, 2003 and 2002, the Company had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of $391,375, $36,026,073 and $36,994,608, respectively. In 2004, the Company collected $35,245,774 through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from year 2006 to 2008 and payable at varying rates from 3.02% to 4.28% per annum.

In 2004, 2003 and 2002, the notes earned interest in the aggregate amount of $641,173, $1,223,552 and $669,714, respectively. At December 31, 2004, 2003 and 2002 the Company has the following shares subject to repurchase:

	2004	2003	2002
Ordinary shares	203,973,224	159,288,650	144,676,450
Preference shares	Nil	28,890,560	20,318,093

18. INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	2004	2003	2002
Income (loss) attributable to holders of ordinary shares	$70,905,406	$(103,261,129)	$(102,602,913)

Basic and diluted:
Weighted average ordinary shares outstanding	14,441,917,246	241,594,670	219,117,580
Less: Weighted average ordinary shares outstanding subject to repurchase	(242,753,729)	(150,611,470)	(138,581,780)

Weighted average shares used in computing basic income (loss) per share	14,199,163,517	90,983,200	80,535,800

Effect of dilutive securities:
Weighted average preference shares outstanding	3,070,765,738	—	—
Weighted average ordinary shares outstanding subject to repurchase	242,753,729	—	—
Warrants	102,323,432	—	—
Stock options	264,409,484	—	—
Restricted shares units	54,977,166	—	—

Weighted average shares used in computing diluted income (loss) per share	17,934,393,066	90,983,200	80,535,800

Basic income (loss) per share	$0.01	$(1.14)	$(1.27)

Diluted income (loss) per share	$0.00	$(1.14)	$(1.27)

Ordinary share equivalents of warrant and stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

As of December 31, 2004, the Company had 75,769,953 ordinary share equivalents outstanding that could have potentially diluted income per share in the future, but which were excluded in the computation of diluted income per share in the period, as their exercise prices were above the average market values in such period.

18. INCOME (LOSS) PER SHARE (Continued)

As of December 31, 2003 and 2002, the Company had 14,210,425,630 and 10,450,524,300 of ordinary share equivalents outstanding, respectively, that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in 2003 and 2002, as their effect would have been antidilutive due to the net loss reported in these years.

The following table sets forth the securities comprising of these antidilutive ordinary share equivalents for the years indicated:

	December 31
	2004	2003	2002
Series A convertible preference shares	—	9,549,773,740	9,537,507,860
Series A-2 convertible preference shares	—	423,730,000	423,730,000
Series B convertible preference shares	—	25,636,360	27,520,000
Series C convertible preference shares	—	3,180,080,180	—
Series D preference shares	—	119,789,170	—
Convertible Promissory Note	—	—	42,857,140
Warrants to purchase Series B convertible preference shares	—	623,380	—
Warrants to purchase Series C convertible preference shares	—	315,000,000	—
Warrants to purchase Series D convertible preference shares	—	11,978,920	—
Warrants to purchase ordinary shares	9,584,403	—	—
Outstanding options to purchase ordinary shares	66,185,550	480,780,480	290,298,400
Outstanding options to purchase Series A convertible preference shares	—	103,033,400	128,610,900

	75,769,953	14,210,425,630	10,450,524,300

19. COMMITMENTS

(a) Purchase commitments

As of December 31, 2004 the Company had the following commitments to purchase land use rights, machinery and equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2005. The Company expects to obtain the land use rights and complete the facility construction no later than December 31, 2005.

Land use rights	$7,000,000
Facility construction	127,000,000
Machinery and equipment	419,000,000

$553,000,000

19. COMMITMENTS (Continued)

(b)	Investment commitments

As of December 31, 2004, the Company had total commitments of $79,200,000 to invest in certain joint venture projects. The Company expects to complete the cash injection of these joint venture projects in the next three years.

(c)	Royalties

Beginning in 2002, the Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2004, 2003 and 2002, the Company incurred royalty expense of $6,258,709, $2,626,916 and $420,545, respectively.

Beginning in 2003, the Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2004 and 2003, the Company earned royalty income of $336,216 and $nil, respectively, which is included as net revenue in the statement of operations.

(d)	Operating lease as lessor

The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2004, 2003 and 2002 was $1,740,283, $2,059,986 and $1,148,641, respectively.

(e)	Operating lease as lessee

The Company leases land use rights, gas tanks and other operational equipment under non-cancelable leases expiring at various times through 2053. Future minimum lease payments under these leases at December 31, 2004 are as follows:

Year ending
2005	$711,233
2006	684,977
2007	252,708
2008	58,030
2009	58,030
Thereafter	2,669,390

$4,434,368

The total operating lease expenses recorded in 2004, 2003 and 2002 was $2,712,909, $2,744,842 and $2,342,199, respectively.

20. SEGMENT AND GEOGRAPHIC INFORMATION

The Company is engaged primarily in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

	2004	2003	2002
Total sales:
United States	$391,433,443	$134,080,431	$15,424,733
Asia Pacific (Excluding Japan and Taiwan)	201,881,809	52,689,834	2,746,284
Japan	135,100,765	40,981,995	8,044,122
Europe	125,596,424	40,251,482	120,000
Taiwan	120,652,255	97,819,762	23,980,206

	$974,664,696	$365,823,504	$50,315,345

Revenue is attributed to countries based on headquarter of operation.

Substantially all of the Company’s long lived assets are located in the PRC.

21. SIGNIFICANT CUSTOMERS

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue Year ended December 31,			Accounts receivable December 31,
	2004	2003	2002	2004	2003	2002
A	13%	11%	—	8%	21%	—
B	13%	11%	17%	10%	17%	—
C	12%	12%	—	7%	9%	14%
D	11%	8%	—	15%	19%	—
E	10%	12%	1%	6%	11%	—
F	6%	—	—	15%	—	1%
G	5%	10%	25%	8%	2%	—
H	4%	—	—	12%	—	34%

22. LITIGATION

In December 2003, the Company became the subject of a lawsuit in the U.S. federal district court brought by TSMC relating to alleged infringement of five U.S. patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits. After the dismissal without prejudice of the trade secret misappropriation claims by the U.S. federal district court on April 21, 2004, TSMC refiled the same claims in the California State Superior Court and alleged infringement of an additional 6 patents in the U.S. federal district court lawsuit. In August 2004, TSMC filed a complaint with the U.S. International Trade Commission (“ITC”) alleging similar trade secret misappropriation claims and asserting 3 new patent infringement claims and simultaneously filed another patent infringement suit in the U.S. federal district court on the same 3 patents as alleged in the ITC complaint.

On January 31, 2005, the Company entered into a settlement agreement which provides for the dismissal of all pending legal actions without prejudice between the two companies in the U.S. federal district court, the California State Superior Court, the ITC, and the Taiwan District Court. Under the terms of the settlement agreement, TSMC covenants not to sue the Company for itemized acts of trade secret misappropriation as alleged in the complaints, although the settlement does not grant a license to use any of TSMC’s trade secrets. Furthermore, the parties also entered into a patent cross-license agreement under which each party agreed to license the other party’s patent portfolio through December 2010. As a part of the settlement, the Company also agreed to pay TSMC an aggregate of $175 million, in installments of $30 million for each of the first five years and $25 million in the sixth year.

The Company engaged an external valuation company to determine the fair market value of the agreements relating to the intellectual property with respect to their pre-settlement and post-settlement values. Based on the valuation study, the Company recorded $23.2 million of the settlement amount as an expense in 2004 and $134.1 million of intangible assets associated with the licensed patents and trade secrets which will be recorded in the first quarter of 2005 and amortized over the estimated remaining life of the technology.

23. RETIREMENT BENEFIT

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20%–22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6%–8% of their basic salary. The contribution of such an arrangement is approximately $2,502,521, $1,464,332 and $951,434 for the years ended December 31, 2004, 2003 and 2002, respectively. The retirement benefits do not apply to expatriate employees.

24. DISTRIBUTION OF PROFITS

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were $12,655,906 in 2004. There were no appropriations to reserves in 2003 and 2002.

25. INCOME (LOSS) FROM OPERATIONS

	2004	2003	2002
Income (loss) from operations is arrived at after charging (crediting):
Auditors’ remuneration	$695,990	$134,781	$34,210
Depreciation and amortisation of property, plant and equipment	455,947,253	233,037,403	83,975,267
Amortisation of land use rights	1,013,269	867,463	561,494
Amortisation of intangible assets	14,368,025	3,461,977	990,000
Foreign currency exchange loss	1,446,113	3,418,619	2,325,473
Gain on disposal of plant and equipment	(733,822)	(8,029)	—
(Reversal of) bad debt expense	990,692	(122,378)	236,851
Inventory write-down	10,506,374	—	16,485,080
Staff costs inclusive of directors’ remuneration	$88,417,658	$61,416,841	$36,142,401

26. DIRECTORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

Directors

Details of emoluments paid by the Company to the directors of the Company in 2004, 2003 and 2002 are as follows:

Non-Executive Directors

	2004	2003	2002
Fees	—	—	—
Salaries and other benefits	—	—	—
Stock option benefits	$221,464	$5,000	$3,000

Total emoluments	$221,464	$5,000	$3,000

Executive Director

	2004	2003	2002
Fees	—	—	—
Stock option benefits	—	—	—
Salaries and other benefits	$190,343	$191,621	$179,579

Total emoluments	$190,343	$191,621	$179,579

The emoluments of the directors were within the following bands:

	2004 Number of directors	2003 Number of directors	2002 Number of directors
Nil to HK$1,000,000 ($128,596)	6	11	9
HK$1,000,001 ($128,596) to HK$1,500,000 ($192,894)	1	1	1
HK$1,500,001 ($192,894) to HK$2,500,000 ($257,192)	1	—	—

The Company granted 5,100,000, nil and 500,000 options to purchase ordinary shares of the Company to the directors in 2004, 2003 and 2002, respectively. As of December 31, 2004, nil stock option was exercised and 500,000 stock options were cancelled.

Stock option benefits were generated from granting stock options to an independent non-executive director of the Company. Other than this, none of the non-executive directors received fees or other remuneration in 2004, 2003 and 2002.

26. DIRECTORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (Continued)

Five highest paid employees’ emoluments

The emoluments of the five highest paid individuals of the Company, one (2003: one; 2002: one) of which is a director, in 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Salaries and other benefits	$573,662	$553,658	$553,658
Bonus	152,490	141,294	102,706
Stock option benefits	620,060	120,314	54,529

Total emoluments	$1,346,212	$815,266	$710,893

Their emoluments of the five highest paid individuals were within the following bands:

	2004 Number of individuals	2003 Number of individuals	2002 Number of individuals
Nil to HK$1,000,000 ($128,596)	—	—	2
HK$1,000,001 ($128,596) to HK$1,500,000 ($192,894)	4	5	3
HK$4,500,001 ($578,681) to HK$5,000,000 ($642,979)	1	—	—

In 2004, 2003 and 2002, no emoluments were paid by the Company to any of the directors or the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office. One director has declined an option to purchase 500,000 Ordinary Shares which the Board granted in November 2004.

27. DIVIDEND

Deemed dividend represents the beneficial conversion feature relating to the preferential price of certain convertible equity instruments investor receives when the effective conversion price of the equity instruments is lower than the fair market value of the common stock to which the convertible equity instrument would have converted at the date of issuance. Accordingly, the deemed dividend on preference shares represents the price difference between the effective conversion price of the convertible equity instrument and the ordinary share.

Other than the deemed dividend on preference shares as described above, no dividend has been paid or declared by the Company in 2004, 2003 and 2002.

28. DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant difference relates principally to convertible financial instruments and assets held for sale.

(i)	IFRS requires an issuer of convertible debt instruments to classify and recognize separately the instrument’s liability and equity elements. An issuer of such an instrument creates a financial liability (a contractual arrangement to deliver cash or other financial assets) and has issued an equity instrument (a call option granting the holder the right to convert into preferred stock of the issuer). Under US GAAP, the entire instruments are classified as a liability. The convertible debt instrument was issued in exchange for plant and equipment. Accordingly, adjustments are made to the discount on the convertible promissory note, cost of plant and equipment and to stockholders’ equity. In January 2004, the Company redeemed the convertible promissory note in cash. The increment in the costs allocated to plant and equipment was fully amortized in 2004.

(ii)	Under US GAAP, beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments is lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

(iii)	Under IFRS, plant and equipment is initially measured at cost. Under a cost model, plant and equipment are accounted for at cost less accumulated depreciation and accumulated impairment losses. Plant and equipment will continue to be depreciated even though the Company has determined that it will be disposed of within a specified period.

Under US GAAP, a long-lived asset (disposal group) to be sold is classified as held for sale in the period in which certain specified criteria are met. A long-lived asset (disposal group) classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell and is not depreciated (amortized) while it is classified as held for sale. A long-lived asset that is reclassified as held and used shall be measured individually at the lower of its (a) carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell.

Accordingly, adjustments are made to reclassify assets held for sale to land use rights and plant and equipment, and to record relevant depreciation expenses in the Statement of Operations in 2003.

In 2004, IFRIC issued IFRS 5 “Non-current Assets Held for Sale and Discontinued Operation.” Pursuant to IFRS 5, assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell and are not depreciated. IFRS 5 shall be applied prospectively for annual periods beginning on or after January 1, 2005. The Company early adopted IFRS 5 and the accumulated difference between IFRS and US GAAP was reversed in 2004.

28. DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

The adjustments necessary to restate net income (loss) attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

	2004	2003	2002
Net income (loss) attributable to holders of ordinary shares as reported under US GAAP	$70,905,406	$(103,261,129)	$(102,602,913)
IFRS adjustments:
(i) Amortisation of discount on convertible promissory notes	—	102,749	22,195
(ii) Depreciation of incremental costs allocated to plant and equipment	(124,944)	—	—
(iii) Depreciation related to assets held for sale	—	(674,117)	—
(iv) Depreciation related to reclassification of unsold assets held for sale	674,117	—	—
(v) Deemed dividend	18,839,426	37,116,625	—

Net income (loss) attributable to holders of ordinary shares under IFRS	$90,294,005	$(66,715,872)	$(102,580,718)

Net income (loss) per share under IFRS	$0.01	$(7.33)	$(12.74)

Stockholders’ equity as reported under US GAAP	$3,109,483,921	$1,485,115,445	$870,991,569
(i) Depreciation of incremental costs allocated to plant and equipment	(124,944)	—	—
(ii) Classification of equity portion of promissory notes	—	1,833,022	1,833,022
(iii) Accumulated amortisation of discount on promissory notes	124,944	124,944	22,195
(iv) Additional depreciation in respect of assets held for sale	—	(674,117)	—

Stockholders’ equity under IFRS	$3,109,483,921	$1,486,399,294	$872,846,786

28. DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

	2004	2003	2002
Assets held for sale
As reported	$1,831,972	$32,591,363	$—
IFRS adjustment
Reclassification to
— land use rights, net	—	(6,744,622)	—
— plant and equipment, net	—	(25,172,624)	—
Additional depreciation	—	(674,117)	—

Under IFRS	1,831,972	—	—

Land use rights, net
As reported	39,197,774	41,935,460	49,354,292
IFRS adjustment
Reclassification from assets held for sale	—	6,744,622	—

Under IFRS	39,197,774	48,680,082	49,354,292

Plant and equipment, net
As reported	3,311,924,599	1,523,564,055	1,290,909,507
IFRS adjustment
Depreciation of incremental costs allocated to plant and equipment	(124,944)	—	—
Reclassification from assets held for sale	—	25,172,624	—
Incremental costs allocated to plant and equipment	124,944	124,944	124,944

Under IFRS	3,311,924,599	1,548,861,623	1,291,034,451

28. DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

	2004	2003	2002
Redeemable convertible promissory note (current liability)
As reported	—	15,000,000	—
IFRS adjustment
Classification of equity portion of promissory notes	—	(1,833,022)	—

Under IFRS	—	13,166,978	—

Redeemable convertible promissory note (Long-term liabilities)
As reported	—	—	14,204,721
IFRS adjustment
Classification of equity portion of promissory notes	—	—	(1,730,273)

Under IFRS	—	—	12,474,448

Additional paid-in capital
As reported	3,289,724,885	1,835,820,085	1,139,760,359
IFRS adjustment
Classification of equity portion of promissory notes	—	1,833,022	1,833,022
Deemed dividend	(18,839,426)	(37,116,625)	—
Carry forward prior year’s adjustment on deemed dividend	(37,116,625)	—	—

Under IFRS	$3,233,768,834	$1,800,536,482	$1,141,593,381

28. DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

	2004 US$	2003 US$	2002 US$
Accumulated deficit
As reported	$136,384,949	$207,290,355	$104,029,226
IFRS adjustment
Accumulated amortisation of discount on promissory notes	(124,944)	(124,944)	(22,195)
Depreciation of incremental costs allocated to plant and equipment	124,944	—	—
Additional depreciation related to assets held for sale	—	674,117	—
Deemed dividend	(18,839,426)	(37,116,625)	—
Carry forward prior year’s adjustment on deemed dividend	(37,116,625)	—	—

Under IFRS	80,428,898	170,722,903	104,007,031

Other income
As reported	7,547,974	6,601,741	13,701,406
IFRS adjustment
Amortisation of discount on promissory notes	—	102,749	22,195
Additional depreciation related to assets held for sale	—	(674,117)	—
Depreciation related to reclassification of unsold assets held for sale	674,117	—	—

Under IFRS	$8,222,091	$6,030,373	$13,723,601

In respect of accounting treatment for stock options, an IFRS has recently been issued to specify recognition, measurement and disclosure for equity compensation (such as stock options issued to employees). IFRS requires all share-based payments to be recognised in the financial statements using a fair value measurement basis. An expense should be recognised when goods or services received are consumed. This IFRS will be effective for periods beginning on or after January 1, 2005.

Under US GAAP the Company can account for stock-based compensation issued to employees using one of the two following methods:

(i)	Intrinsic value based method:

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

28. DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

(ii)	Fair value based method

For stock options, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option and the annual rate of quarterly dividends.

Under either approach compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The Company has adopted the intrinsic value method of accounting for its stock options and the compensation charge recorded by the Company $27,011,078 for the year ended December 31, 2004 (2003: $11,439,514; 2002: $3,896,927). The fair value of the stock options is presented for disclosure purposes (see Note 2(v)).

Had the Company prepared the financial statements under IFRS, the Company would adopt the same policy in accounting for stock options.

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2004, 2003 and 2002, the details of which are set out as below:

(a)	Inventory valuation

Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realizable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market”.

Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value.

No significant GAAP difference is noted in 2004, 2003 and 2002.

(b)	Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

28. DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

(ii)	Fair value based method (Continued)

(b)	Deferred income taxes (Continued)

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Deferred tax assets and liabilities are always classified as non-current. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. “More likely than not” is defined as a likelihood of more than 50%.

With respect of the measurement of deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under IFRS, deferred tax assets and liabilities are always classified as non-current items. Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting.

No significant GAAP difference is noted in 2004, 2003 and 2002.

(c)	Segment reporting

Under IFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segments. The determination of primary and secondary segment is based on the dominant source of the enterprise’s business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets.

Under US GAAP, a public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. US GAAP also permits the use of the accounting policies used for internal reporting purposes that are not necessarily consistent with the accounting policies used in consolidated financial statements.

No significant difference on reportable segments is noted.

28. DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

(ii)	Fair value based method (Continued)

(d)	Borrowing costs

IFRS and US GAAP requires capitalization of borrowing costs for those borrowings that are directly attributable to acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale. The amount to be capitalized is the borrowing cost which could theoretically have been avoided if the expenditure on the qualifying asset were not made.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualified asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred on the borrowing during the period less any investment income on the temporary investment of those borrowing. The amount of borrowing costs capitalized during the period should not exceed the amount of borrowing costs incurred during that period. The amount of borrowing costs to be capitalized under US GAAP is based solely on actual interest incurred related to actual expenditure incurred.

No significant GAAP difference is noted in 2004, 2003 and 2002.

(e)	Impairment of asset

IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value is use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of a previous provision for impairment is allowed to the extent of the loss previously recognised as an expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

The Company had no impairment loss under either US GAAP or IFRS in 2004, 2003 and 2002.

28. DIFFERENCES BETWEEN US GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

(ii)	Fair value based method

(f)	Research and development costs

IFRS requires, it requires classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

•	those incurred on behalf of other parties under contractual arrangements;

•	those that are unique for enterprises in the extractive industries;

•	certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

•	certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

No significant difference is noted in 2004, 2003 and 2002.

(g)	Statements of cash flows

There are no material differences on statements of cash flows between US GAAP and IFRS. Under the US GAAP, interest received and paid must be classified as an operating activity. Under IFRS, interest received and paid may be classified as an operating, investing, or financing activity.

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